

03033842

EXECUTED COPY

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

THE REPUBLIC OF ITALY
(Name of Registrant)

The Republic of Italy	0000052782
Exact name of registrant as specified in charter	Registrant CIK Number
Form 18-K/A Amendment No. 14 to the Annual Report of the Republic of Italy for the year end December 31, 2001	Registration Statement No. 333-106089
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

Name of Person Filing the Document (If other than the Registrant)

Name and address of Authorized Agent of the Registrant in the United States to receive notices and communications from the Securities and Exchange Commission:

THE HONORABLE SERGIO VENTO
Italian Ambassador to the United States
3000 Whitehaven Street, N.W.
Washington, D.C. 20008

It is requested that copies of notices and communications from the Securities and Exchange Commission be sent to:

RICHARD A. ELY, ESQ
JAMES P. HEALY, ESQ
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
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Canary Wharf
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England

TOTAL OF SEQUENTIALLY NUMBERED PAGES: 143

[illegible] INDEX ON SEQUENTIALLY NUMBERED PAGE 3

SIGNATURE

The Registrant has duly caused this Form SE to be signed on its behalf by the undersigned, thereunto duly authorized, in Rome, Italy on 30 SEP 2003.

REPUBLIC OF ITALY



By:
Name: Dott.ssa Maria Cannata
Title: Director General – Public Debt
Ministry of Economy and Finance

EXHIBIT INDEX

Exhibit (c)

The latest annual budget for the Registrant as set forth in the Program Document for 2004-2007 (*Documento di Programmazione Economico-Finanziaria per gli anni 2004-2007*), dated July 16, 2003, filed in paper format under cover of Form SE on September 30, 2003



Ministero dell'Economia e delle Finanze

Documento di Programmazione Economico-Finanziaria

per gli anni 2004-2007

Documento di programmazione economico-finanziaria

Per gli anni 2004-2007

Presentato dal presidente del Consiglio dei Ministri

Silvio Berlusconi

e

dal Ministro dell'Economia e delle Finanze

Giulio Tremonti

Deliberato dal Consiglio dei Ministri il 16 luglio 2003

INDICE

INDICE DEI RIQUADRI

INDICE DELLE TAVOLE

INDICE DELLE FIGURE

INTRODUZIONE E SINTESI

Il Documento di Programmazione contiene le grandi linee della politica economica e finanziaria per gli anni 2004-07 e rappresenta la premessa per aprire una stagione di dialogo sociale e istituzionale mirata a realizzare riforme strutturali finalizzate a rilanciare uno sviluppo sostenuto e duraturo.

L'obiettivo è giungere ad un "Accordo per Riforme, Competitività, Sviluppo ed Equilibrio finanziario" da tradurre in termini normativi nella prossima legge finanziaria, verificando gli indirizzi politici elaborati dalle singole Amministrazioni che verranno posti a base del dialogo con tutte le parti sociali e i rappresentanti delle autonomie locali.

Questo "Accordo" deve partire dalla conferma degli impegni sottoscritti con il "Patto per l'Italia" e deve raccogliere il contributo del più recente "Patto per la competitività" siglato da CGIL, CISL, UIL e Confindustria.

Gli interventi proposti in questo DPEF mantengono la continuità con gli indirizzi programmatici che questo Governo ha adottato fin dal suo insediamento, pur tenendo conto di un quadro economico internazionale meno favorevole rispetto alle attese. L'obiettivo è di rafforzare lo sviluppo economico e sociale del paese, fondato su alcuni pilastri fondamentali, comuni ai grandi paesi europei:

una politica di riforme strutturali socialmente compatibili, in grado di adeguare le istituzioni dell'economia ai trend *demografici e all'allungamento delle fasi del ciclo vitale: età scolare, età del lavoro, terza età;*

una politica di investimenti in capitale fisico e umano e in tecnologia, finalizzata ad innalzare la produttività e la competitività e, quindi, la crescita del paese, rendendo l'economia italiana pronta a cogliere pienamente gli stimoli della ripresa quando si manifesterà a livello globale e europeo;

una politica macroeconomica e finanziaria atta a coniugare rigore e sviluppo, in linea con gli impegni europei.

Riforme, investimenti e consolidamento di bilancio sono obiettivi essenziali e strettamente integrati: il rispetto dei vincoli del patto di stabilità e crescita ha il duplice

effetto di rassicurare i mercati e evitare che, per un paese ad alto debito come l'Italia, condizioni finanziarie troppo gravose soffochino la ripresa.

Il quadro economico internazionale

Le previsioni contenute nel documento si basano su un quadro internazionale di riferimento molto prudente, coerente con gli scenari delineati dalle istituzioni internazionali e dai principali centri di ricerca. La crescita mondiale è ancora modesta ma è prevista accelerare gradualmente nel 2004 e negli anni successivi. La crescita in Europa risente sia degli effetti dell'apprezzamento dell'euro, sia delle difficoltà dell'economia tedesca: il PIL dell'area dell'euro è atteso aumentare dell'1,9 per cento nel 2004 per poi attestarsi leggermente sopra il 2 per cento nel medio periodo. Lo scenario delineato potrebbe risultare, tuttavia, alterato dal riacutizzarsi dei fattori di instabilità geo-politica che incidono sul clima di fiducia degli operatori.

Le quotazioni del petrolio sono previste mantenersi, nell'arco previsivo intorno ai 25 dollari a barile; mentre i prezzi delle altre materie prime e dei manufatti dovrebbero aumentare in misura moderata. Si prevede un ulteriore, lieve apprezzamento dell'euro nel 2004 e poi una sostanziale stabilità. Nel medio periodo continuano a ridursi le pressioni inflazionistiche. Il rischio di un fenomeno generalizzato di deflazione rimane remoto. Tra i principali paesi industrializzati, solo in Giappone i prezzi continueranno a ridursi nel medio periodo.

Il quadro macroeconomico interno

Si stima che il PIL aumenti, in media nel 2003, dello 0,8 per cento, un valore in linea con quello atteso per l'area dell'euro.

Tenuto conto dei problemi strutturali e degli stringenti vincoli di bilancio che condizionano fortemente la crescita dell'economia italiana, il quadro programmatico per il medio periodo è improntato alla cautela.

L'obiettivo del Governo è quello di innalzare il potenziale di sviluppo, attraverso le riforme strutturali e il sostegno agli investimenti, in un contesto di equilibrio finanziario. Gli effetti delle riforme si esplicheranno gradualmente nei prossimi anni; pertanto, nello scenario programmatico, la crescita del PIL prevista per il biennio 2004-05 sarà solo lievemente superiore a quella delineata nel quadro tendenziale (rispettivamente, 2 e 2,3 per cento contro 1,8 e 2,1). Il divario aumenterà

progressivamente negli anni successivi, man mano che le riforme strutturali esplicheranno pienamente i loro effetti. Nel 2007, il tasso di sviluppo raggiungerà il 2,6 per cento, rispetto al 2,1 per cento del tendenziale.

In questo quadro, la crescita viene sostenuta dalla domanda interna, con il fondamentale contributo degli investimenti, che beneficeranno delle politiche varate dal Governo, in particolare dell'avvio delle opere infrastrutturali, con finanziamento italiano e europeo, e dell'accelerazione degli investimenti pubblici nel Mezzogiorno.

Il tasso di disoccupazione, previsto pari all'8,8 per cento nell'anno in corso, si ridurrebbe progressivamente, attestandosi al 7,5 per cento nel 2007. Nello stesso anno, il tasso di occupazione si collocherebbe intorno al 60 per cento, valore prossimo all'obiettivo fissato per il 2010 (61,3 per cento).

Nonostante la crescita del PIL risulti superiore a quella indicata nel quadro tendenziale, le pressioni inflazionistiche dovrebbero attenuarsi durante tutto il periodo della previsione per effetto dell'accresciuta produttività, con conseguenze positive sul potere d'acquisto dei lavoratori. La riduzione dell'inflazione sarà ulteriormente agevolata dalla moderazione dei prezzi internazionali: in tale contesto, i tassi programmati di inflazione risultano pari all'1,7 per cento nel 2004, 1,5 per cento nel 2005, 1,4 per cento nel biennio 2006-2007.

Il processo di consolidamento finanziario

Per l'anno in corso l'indebitamento netto delle Pubbliche Amministrazioni si collocherebbe al 2,3 per cento del PIL. Le misure adottate dal Governo, incluse quelle una tantum, *si stanno rivelando molto efficaci. Rispetto al 2002, si registrerebbe una correzione del saldo strutturale di circa 0,3-0,4 punti percentuali, poco meno di quanto concordato nell'Eurogruppo. L'obiettivo, per il 2004 e per gli anni successivi, è di ridurre l'indebitamento strutturale di 0,5 per cento all'anno. Per conseguire questo risultato nel 2004 è necessaria una riduzione del disavanzo all'1,8 per cento del PIL, dato che, in assenza di manovra, il disavanzo tendenziale si attesterebbe intorno al 3,1 per cento. Una posizione prossima al pareggio si otterrebbe nel 2006.*

La strategia finanziaria del Governo si basa sulla riduzione progressiva delle misure one-off: *un terzo della manovra prevista per il 2004 dovrà essere assicurato da misure a carattere permanente. La proporzione aumenta a due terzi l'anno successivo fino alla completa sostituzione nel 2006. Le misure strutturali si concentreranno: dal*

lato delle entrate, su interventi di contrasto all'evasione e al sommerso; dal lato delle spese, su interventi di riduzione di regimi speciali di favore, sull'applicazione del patto di stabilità interno in coerenza con le prescrizioni europee, sulla razionalizzazione degli acquisti di beni e servizi da parte delle Pubbliche Amministrazioni, sulla entrata a regime del Piano Europeo di Azione per la crescita. Le misure "one-off" *per il 2004-05 si concentreranno sul settore immobiliare e del* real estate.

QUADRO MACRO TENDENZIALE - SINTESI

	2003	2004	2005	2006	2007
Pil reale	0,8	1,8	2,1	2,2	2,1
Pil nominale	3,6	3,7	4,0	4,1	4,0
Tasso di inflazione	2,4	1,9	1,7	1,6	1,6
Tasso di disoccupazione	8,8	8,5	8,3	8,1	8,0
indebitamento P.A (%PIL)	-2,3	-3,1	-3,2	-2,8	-2,4
indebitamento strutturale P.A (%PIL)	-1,8	-2,7	-3,0	-2,7	-2,4
avanzo primario (%PIL)	3,0	1,9	1,8	2,2	2,7

(variazioni percentuali)

QUADRO MACRO PROGRAMMATICO - SINTESI

	2004	2005	2006	2007
Pil reale	2,0	2,3	2,5	2,6
Pil nominale	3,9	4,3	4,3	4,3
inflazione programmata	1,7	1,5	1,4	1,4
Tasso di disoccupazione	8,5	8,2	7,9	7,5
indebitamento P.A. (%PIL)	-1,8	-1,2	-0,5	0,1
indebitamento strutturale P.A. (%PIL)	-1,3	-0,8	-0,3	0,1
avanzo primario (%PIL)	3,1	3,8	4,6	5,2
debito P.A. (%PIL)	104,2	101,7	99,4	97,1

(variazioni percentuali)

I – IL CONTESTO INTERNAZIONALE ED EUROPEO

I.1 La congiuntura economica

La prevista ripresa dell'economia mondiale non si è ancora materializzata. La crescita negli Stati Uniti stenta a decollare. Il Giappone e la Germania stanno entrando in una fase di ristagno. La maggior parte delle economie europee, venendo a mancare lo stimolo del settore estero anche per effetto dell'apprezzamento dell'euro, manifesta evidenti segni di debolezza.

Il consuntivo del 2002

Dopo un promettente avvio, all'inizio del 2002, la ripresa dell'economia mondiale ha subito un'improvvisa battuta d'arresto; il crollo della fiducia dei consumatori e degli operatori economici è stato provocato dal riacutizzarsi delle tensioni internazionali e dagli scandali finanziari che hanno coinvolto alcune grandi imprese statunitensi.

Nella media del 2002, la crescita dell'economia mondiale è stata del 3 per cento (2,3 per cento nel 2001). I risultati sono stati particolarmente deludenti nell'area dell'euro, dove l'aumento del PIL si è ridotto, passando dall'1,4 per cento dell'anno precedente allo 0,8 per cento. Negli Stati Uniti il tasso di crescita (2,4 per cento) è risultato superiore alla media dell'OCSE, grazie anche a politiche monetarie e fiscali fortemente espansive. Solo i paesi asiatici, con l'esclusione del Giappone, sono riusciti a mantenere ritmi di crescita sostenuti; in particolare, la Cina ha registrato una espansione dell'8 per cento.

Gli scambi commerciali hanno riflesso l'evoluzione del ciclo economico internazionale, aumentando in volume del 3,2 per cento, un valore nettamente inferiore alla media degli ultimi dieci anni (oltre il 6 per cento).

Il primo trimestre del 2003

La congiuntura internazionale si è ulteriormente indebolita agli inizi del 2003, per effetto delle incertezze relative al conflitto in Iraq e a rischi di diffusione della

polmonite atipica (SARS). Il prezzo del petrolio agli inizi di marzo ha raggiunto poco meno di 35 dollari a barile.

Il Giappone e i paesi dell'area dell'euro hanno maggiormente risentito del deterioramento del contesto esterno, a causa delle debolezze strutturali delle loro economie. Tra i paesi dell'Unione Monetaria Europea il rallentamento è stato particolarmente marcato in Germania, dove il PIL si è ridotto dello 0,2 per cento rispetto al trimestre precedente. Negli Stati Uniti, il prodotto è aumentato dello 0,4 per cento. La crescita è stata sostenuta dal contributo positivo dei consumi (0,4 per cento), mentre non si è verificata l'attesa ripresa degli investimenti da parte delle imprese, che, invece, è stata frenata dall'incertezza.

Le prospettive di crescita si sono ridotte, riflettendosi in un peggioramento del clima di fiducia degli operatori ed in un generalizzato calo dei corsi azionari. Da gennaio a marzo, gli indici di borsa delle principali aree economiche sono scesi di circa il 10 per cento, con una *performance* significativamente peggiore nell'area dell'euro, dove la contrazione ha raggiunto quasi il 20 per cento.

Segnali di ripresa deboli e contrastanti per l'anno in corso

L'evoluzione attesa del quadro internazionale per i prossimi mesi è ancora incerta. Dopo la rapida e favorevole risoluzione del conflitto in Iraq, sono emersi segnali di ripresa. Il prezzo del petrolio è sceso rapidamente intorno ai 25 dollari a barile; le quotazioni azionarie hanno iniziato a mostrare una tendenza alla crescita. Segnali di ripresa provengono dagli Stati Uniti, dove le politiche economiche continuano ad essere espansive. Il 25 giugno la Riserva Federale ha ridotto i tassi di riferimento americani dall'1,25 per cento all'1 per cento, il livello più basso dal 1958. Nello stesso mese sono entrati in vigore nuovi sgravi fiscali.

L'indice di fiducia dei consumatori, secondo il *Conference Board*, è in aumento dal mese di aprile, dopo aver registrato per quattro mesi un progressivo peggioramento.

Figura I.1 – Stati Uniti: Indice di fiducia dei consumatori


120
110
100
90
80
70
60
50
gen-02
febbraio
marzo
aprile
maggio
giugno
luglio
agosto
settembre
ottobre
novembre
dicembre
gen-03
febbraio
marzo
aprile
maggio
giugno

Fonte: Conference Board

Nel mese di maggio, l'indice anticipatore del ciclo americano è aumentato dell'1 per cento, il più forte incremento da 17 mesi. L'indagine condotta presso i responsabili degli acquisti delle imprese manifatturiere fornisce ulteriori indicazioni favorevoli: il *Purchasing Management Index* di Chicago (PMI), dopo aver registrato a maggio un aumento più forte del previsto (passando da 47,6 a 52,2 e superando il valore di 50 che rappresenta lo spartiacque tra espansione e contrazione) ha manifestato un ulteriore rialzo a giugno (52,5).

In Europa, le politiche economiche sono quasi ovunque orientate in senso espansivo con un aumento dei disavanzi, che riflette l'operato degli stabilizzatori automatici. La BCE, con un nuovo intervento effettuato ai primi di giugno, ha ridotto il tasso di riferimento di 50 punti base, portandolo al 2 per cento.

Alcuni fattori strutturali segnalano possibili miglioramenti delle prospettive. Lo sgonfiamento della "bolla" speculativa degli ultimi due anni ha riportato i prezzi dei titoli azionari intorno ai valori di equilibrio. Mentre la stabilizzazione dei mercati finanziari elimina un importante fattore di debolezza della domanda interna, il calo del prezzo del petrolio, espresso in euro, produce un effetto positivo sui conti delle famiglie e delle imprese.

Figura I. 2 – Indice dei mercati azionari*


1800
1600
1400
1200
1000
800
600
400
200
0
USA
Giappone
Germania
Area euro

**Fonte Datastream: Indici Morgan Stanley Capital International*

Di contro, pesa ancora sulla ripresa sia americana che europea l'eccesso di capacità produttiva determinato dalla forte crescita degli investimenti effettuati nella seconda metà degli anni novanta. Il basso livello di utilizzo degli impianti suggerisce che una sostenuta ripresa degli investimenti è ancora lontana.

Sulle prospettive di crescita dell'Unione Europea pesa, inoltre, l'apprezzamento dell'euro che si riflette in un peggioramento della competitività. In particolare, pesano le potenzialità di sviluppo dell'*export* dell'area asiatica, soprattutto quelle della Cina, favorite dall'ancoraggio del renminbi-yuan al dollaro americano (su un rapporto di 8,28 renminbi-yuan per dollaro).

EFFETTI DELL'INTEGRAZIONE COMMERCIALE DELLA CINA NELL'ECONOMIA MONDIALE

Il crescente grado di apertura dell'economia cinese, accompagnato dal processo di riforme e dal recente ingresso nella Organizzazione Mondiale del Commercio (WTO), ha rappresentato un nuovo fattore propulsivo dello sviluppo di quel paese. Dopo essere cresciuta a ritmi vicini al 10 per cento nel corso degli ultimi 20 anni, la Cina ha continuato a registrare tassi di crescita sostenuti anche durante l'attuale fase di debole congiuntura internazionale. La Cina rappresenta oggi la settima maggiore economia mondiale e la seconda destinazione dei flussi di investimenti diretti, essenziali per l'acquisizione di tecnologia innovativa. La crescita dell'economia cinese, pari all'8 per cento nel 2002, è stata trainata da un forte aumento delle esportazioni (21,2 per cento), in particolare di prodotti elettronici e tessili. La domanda estera dovrebbe

continuare a fornire un contributo decisivo alla crescita del PIL del paese (superiore al 7 per cento nei prossimi due anni, secondo le previsioni del FMI).

Nel corso degli ultimi anni la Cina ha progressivamente ampliato la propria quota di mercato sulle esportazioni mondiali (dal 4,7 al 6,6 per cento tra il 1997 e il 2002), favorita anche dall'elevato tasso di sviluppo dell'area geo-economica cui appartiene.

Figura 1 - Quote di mercato sulle esportazioni mondiali per settore - Anni 1997-2002


Tessili
Abbigliamento
Cuoio e calzature
Metalli e prodotti in metallo
Meccanica
ICT, elettronica, precisione
Cina
Stati Uniti
Italia
Francia
Germania

Fonte: Elaborazioni su dati ICE

*I settori in cui i guadagni sono stati maggiori sono il tessile, l'ICT (*Information and Communication Technology*), l'elettronica e strumenti di precisione e la meccanica. Per quanto riguarda il mercato cinese, si registra una graduale erosione delle quote di* import *dalla maggior parte delle economie avanzate, a cui si contrappone un aumento di quella dell'Asia Orientale (ad eccezione del Giappone).*

Tavola 1: Quote di mercato delle principali economie sulle importazioni della Cina

	1993	1998	1999	2000	2001	2002
UE	*15,2*	*14,8*	*15,4*	*13,7*	*14,6*	*13,1*
Italia	*2,6*	*1,6*	*1,6*	*1,4*	*1,6*	*1,5*
Francia	*1,6*	*2,3*	*2,3*	*1,8*	*1,7*	*1,4*
Germania	*5,8*	*5,0*	*5,0*	*4,6*	*5,6*	*5,6*
Regno Unito	*1,6*	*1,4*	*1,8*	*1,6*	*1,5*	*1,1*
Stati Uniti	*10,3*	*12,1*	*11,8*	*9,9*	*10,8*	*9,2*
Asia Orientale	*44,4*	*47*	*46,6*	*46,1*	*44,4*	*47,3*
Giappone	*22,5*	*20,2*	*20,4*	*18,5*	*17,6*	*18,1*

Fonte: ICE

In una prospettiva di lungo periodo il mercato cinese offrirà opportunità di sbocco interessanti. Tuttavia gli standard di vita di quel paese sono ancora molto lontani da quelli sia delle maggiori economie avanzate, sia dei paesi asiatici. Secondo i dati della Banca Mondiale, riferiti al 2001, il reddito pro-capite cinese (calcolato sulla base dello stesso potere di acquisto) risulta pari a circa un sesto di quello di Italia, Francia e Germania; alla metà circa di quello della Malesia, ad un terzo del reddito pro-capite della Corea.

Il ruolo trainante dell'economia degli Stati Uniti nella ripresa mondiale

Le prospettive di ripresa dell'economia mondiale appaiono connesse allo sviluppo della congiuntura negli Stati Uniti. Infatti, né l'area dell'euro né il Giappone sembrano oggi in grado di svolgere un ruolo trainante della crescita globale.

Nell'area dell'euro, l'economia tedesca risente degli effetti dell'unificazione del paese e, dopo aver registrato negli ultimi tre anni il più basso tasso di crescita tra i paesi aderenti all'Unione Monetaria, non manifesta segni di ripresa. La domanda è debole a causa dell'elevata disoccupazione, della elevata pressione fiscale, degli alti tassi di interesse reali, degli effetti dell'interazione tra difficoltà societarie e rischi nel sistema finanziario, dell'incertezza relativa alle riforme nel mercato del lavoro ed alle misure di consolidamento fiscale necessarie per rispettare i parametri fissati a livello europeo.

Senza il decisivo contributo della domanda estera, difficilmente la Germania potrà beneficiare di una significativa ripresa dell'attività economica. Destano interesse le recenti proposte di riduzione del carico fiscale.

Anche in Giappone, le prospettive di sviluppo sono condizionate da una domanda interna molto debole. I consumi sono frenati dall'elevata disoccupazione e dai bassi salari, con un tasso di risparmio che è ormai sceso ai minimi storici. Gli investimenti, pur mostrando qualche segno di recupero nel primo trimestre di quest'anno, sono condizionati dalla ripresa della domanda estera.

Le previsioni per il 2003

Sulla base di queste prime e parziali indicazioni è prematuro affermare che sia iniziata una nuova fase di sviluppo duraturo dell'economia mondiale; anzi, emergono segnali di deflazione in alcune aree.

Vi sono, tuttavia, motivi per ritenere che l'economia mondiale si andrà rafforzando progressivamente già nella seconda metà dell'anno, sostenuta dalla graduale accelerazione dell'attività economica negli Stati Uniti.

Secondo tale scenario, che raccoglie oggi importanti consensi, i paesi industrializzati registreranno un'espansione dell'attività economica pari all'1,7 per cento, non diversa dai risultati dell'anno precedente. La crescita attesa per gli Stati Uniti è pari al 2,2 per cento, per effetto di una dinamica congiunturale dello 0,8 per cento nel primo semestre e dell'1,4 per cento nel secondo. L'aumento atteso del PIL è invece meno marcato, sia nell'area dell'euro (0,8 per cento, in linea con il risultato dell'anno precedente), sia in Giappone (0,5 per cento).

Tavola I.1 - Variabili internazionali rilevanti per l'Italia

(variazioni percentuali)

	2001	2002	2003
PIL			
- PAESI INDUSTRIALIZZATI	0,8	1,7	1,7
- USA	0,3	2,4	2,2
- GIAPPONE	0,4	0,3	0,5
- U.E. (15 paesi)	1,5	1,0	1,0
- UEM (12 paesi)	1,4	0,8	0,8
- FRANCIA	1,8	1,2	1,0
- GERMANIA	0,6	0,2	0,3
- REGNO UNITO	2,0	1,8	2,0
- SPAGNA	2,7	2,0	1,8
- MONDO escluso UE	2,4	3,3	3,5
- MONDO	2,3	3,0	3,1
COMMERCIO MONDIALE	-0,1	3,2	5,0

Fonte: Elaborazioni e stime su dati OCSE, FMI, Commissione Europea e statistiche nazionali

Il commercio mondiale, riflettendo l'accelerazione della produzione nella seconda metà del 2003, è previsto aumentare in media del 5 per cento, ad un tasso superiore rispetto all'anno precedente (3,2 per cento) ma ancora inferiore al *trend* storico. Sul totale delle esportazioni, si espandono le quote degli Stati Uniti e dei paesi la cui valuta è legata al dollaro, in particolare la Cina.

I prezzi espressi in euro delle materie prime non energetiche e dei manufatti caleranno per effetto dell'apprezzamento del tasso di cambio nominale della valuta europea (stimato, in media d'anno, di poco superiore al 20 per cento).

Figura I.3 - Cambio dollaro-euro


(c)2002 - European Central Bank
1.2
1.15
1.1
1.05
1
0.95
0.9
0.85
0.8
Jan 1999
Apr 1999
Jul 1999
Oct 1999
Jan 2000
Apr 2000
Jul 2000
Oct 2000
Jan 2001
Apr 2001
Jul 2001
Oct 2001
Jan 2002
Apr 2002
Jul 2002
Oct 2002
Jan 2003
Apr 2003
Min=0.8252 (26 Oct 2000) - Max=1.1901 (27 May 2003)

Fonte:BCE.

Nei prossimi mesi il prezzo del petrolio dovrebbe oscillare intorno alle quotazioni attuali, circa 25 dollari a barile, le quali rappresentano il valore centrale della "forchetta" fissata dall'OPEC. In media d'anno, il prezzo si assesterebbe sui 26 dollari, tenuto conto delle elevate quotazioni raggiunte nei primi mesi dell'anno.

Tavola I. 2 – Prezzi internazionali

(variazioni percentuali)

	2001	2002	2003
- PETROLIO cif (dollari/barile)	23,6	24,0	26,2
(euro/barile)	26,3	25,4	22,8
- ALTRE MATERIE PRIME			
- in dollari	-8,0	-1,4	9,4
- in euro	-5,1	-6,6	-10,1
- MANUFATTI			
- in valute nazionali	1,1	-1,3	-0,5
- in euro (per l'Italia)	0,7	-3,1	-7,0

Fonte: Elaborazioni e stime su dati OCSE, FMI, Commissione Europea

Il tasso di inflazione è previsto in discesa ma, coerentemente con l'ipotesi di politiche economiche orientate in senso espansivo ed in presenza di uno scenario di ripresa graduale dell'attività economica, il pericolo di deflazione generalizzata appare non significativo, in particolare distinguendo la riduzione dei prezzi legata alla

debolezza della domanda (Giappone e Germania) da quella dovuta ad aumenti della produttività (Stati Uniti).

Figura I. 4– Tassi medi di inflazione


11
10
9
8
7
6
5
4
3
2
1
0
1970-79
1980-89
1990-99
2000-03
Paesi industrializzati
Economie in via di sviluppo

Fonte: FMI; Indice dei prezzi al consumo

DEFLAZIONE: ASPETTI TEORICI E RISCHI NELL'ATTUALE CONGIUNTURA

A livello teorico, si definisce "deflazione" il costante declino osservato in un indice aggregato che misura i prezzi, quale quello dei prezzi al consumo o il deflatore del PIL. Una riduzione dei prezzi per uno o due trimestri consecutivi, pur se tecnicamente costituisce una deflazione, non è motivo di preoccupazione. Tuttavia, anche una lieve, ma costante, deflazione può avere conseguenze sfavorevoli: aumenta l'incertezza economica, svia una corretta allocazione delle risorse, comporta effetti a livello distributivo, aggrava il peso del debito e riduce il tasso di crescita.

Sia lo shock *da domanda che quello da offerta possono portare alla deflazione. Nel primo caso alla discesa dei prezzi è probabile che si accompagni la caduta della domanda di beni e servizi, mentre nel secondo caso potrebbe verificarsi un aumento della produzione. Ciononostante, la deflazione è raramente benigna. A prescindere dall'origine dello* shock, *essa, infatti, conduce ad una redistribuzione del reddito dai debitori ai creditori e a distorsioni nel processo di intermediazione creditizia.*

Inoltre, visto che il tasso di interesse non può scendere sotto lo zero, l'efficacia della politica monetaria diviene limitata, particolarmente quando la produzione è in declino. Una persistente deflazione rischia di trasformarsi in una spirale deflazionistica di caduta dei prezzi, della produzione, dei profitti e dell'occupazione.

Qualche rischio che l'attuale situazione di basse pressioni inflazionistiche degeneri in una spirale deflazionistica, con conseguenze negative per crescita e occupazione, permane in alcune economie. In Germania ed in Giappone, ad esempio, la debolezza della domanda interna si associa ad un marcato declino delle quotazioni

*azionarie cui si somma anche, diversamente dalla maggior parte degli altri paesi, una riduzione di valore degli immobili. Inoltre, entrambi i paesi fronteggiano una situazione di fragilità del sistema creditizio che potrebbe amplificare gli effetti della congiuntura negativa attraverso fenomeni di contrazione dell'offerta di credito (*credit crunch*) e un inasprimento delle condizioni dei finanziamenti. Infine, sia in Germania sia in Giappone, le leve a disposizione delle autorità di politica economica per sostenere la domanda interna sono limitate. In Giappone, il debito pubblico ha raggiunto livelli elevati e la politica monetaria ha perso efficacia trovandosi, con tassi di interesse nominali prossimi allo zero, in quella che è nota come trappola della liquidità. In Germania, la flessibilità delle politiche economiche è ancora più limitata, essendo il deficit pubblico a livelli superiori al 3 per cento nel 2002 e non disponendo degli strumenti del tasso di interesse e del cambio.*

Figura 1 – Output gap e deflatore del PIL: Giappone e Germania


GIAPPONE
3
2
1
0
-1
-2
-3
1997
1998
1999
2000
2001
2002
2003
Output gap
Deflatore del PIL
GERMANIA
3
2
1
0
-1
-2
-3
1997
1998
1999
2000
2001
2002
2003
Output gap
Deflatore del PIL

Fonte: Elaborazioni e stime su dati OCSE

Nelle altre principali economie, invece, i rischi di deflazione appaiono limitati dalle migliori prospettive di tenuta della domanda interna sulla quale agiscono la maggiore robustezza del sistema bancario e la crescita del valore del patrimonio immobiliare, che compensa in parte gli effetti della riduzione della ricchezza azionaria. Negli Stati Uniti, in particolare, i consumi hanno continuato a crescere e la riduzione dell'inflazione in atto, essendo dovuta in larga parte ad aumenti di produttività (disinflazione da offerta), non indicherebbe rischi di recessione. L'elevata crescita della produttività permette di incrementare i salari e quindi sostenere i consumi e il reddito; lo stimolo alla domanda interna attuato attraverso l'adozione di politiche fiscali e monetarie efficacemente espansive contribuisce, infine, a limitare ulteriormente tali rischi.

Figura 2 - Output gap e deflatore del PIL: USA


USA
3
2
1
0
-1
-2
-3
1997
1998
1999
2000
2001
2002
2003
Output gap
Deflatore del PIL

Fonte: Elaborazioni e stime su dati OCSE

1.2 Le prospettive di medio termine

Nella fase di elevata incertezza che si è aperta dopo l'11 settembre del 2001, formulare previsioni economiche è diventato un esercizio ancora più difficile e rischioso, come mostrano le drastiche revisioni nelle stime della crescita effettuate dai principali centri di ricerca e organizzazioni internazionali negli ultimi trimestri. Con un limitato grado di prudenza si può, tuttavia, ipotizzare una ripresa dell'espansione dell'attività economica nella parte finale dell'anno in corso che si andrebbe consolidando negli anni successivi. Trainata dagli Stati Uniti, essa consentirà un progressivo restringimento dell'*output gap* in tutti i paesi europei e delle principali aree del mondo. Si prevede che le principali economie, una volta superate le attuali difficoltà, tornino a tassi di crescita in linea con il *trend* di lungo periodo.

Tavola I.3 – Variabili internazionali rilevanti per l'Italia (variazioni percentuali medie annue)

	media 91-00	media 96-00	media 01-03	2004	2005	2006	2007
PIL							
- PAESI INDUSTRIALIZZATI	2,7	3,2	1,4	2,7	2,9	2,8	2,8
- USA	3,2	4,0	1,6	3,6	3,5	3,4	3,4
- GIAPPONE	1,4	1,4	0,4	1,0	1,2	1,3	1,3
- U.E (15 paesi)	2,2	2,7	1,2	2,0	2,4	2,3	2,3
- UEM (12 paesi)	2,1	2,6	1,0	1,9	2,3	2,2	2,2
- FRANCIA	1,9	2,8	1,3	2,0	2,5	2,3	2,3
- GERMANIA	1,9	1,8	0,4	1,5	2,0	1,9	1,8
- REGNO UNITO	2,3	2,9	1,9	2,5	2,6	2,6	2,6
- SPAGNA	2,7	3,8	2,2	2,6	3,2	3,0	3,0
- MONDO	3,3	3,9	2,8	4,0	4,2	4,1	4,1

Fonte: Elaborazioni e stime su dati OCSE, FMI, Commissione Europea e statistiche nazionali

La crescita dei paesi industrializzati è prevista accelerare al 2,7 per cento nel 2004 e rimanere all'incirca su tali tassi nel triennio seguente. L'aumento del PIL dovrebbe risultare maggiore negli Stati Uniti (intorno al 3,5 per cento sin dal 2004), più moderato in Giappone (1,2 per cento circa nel periodo 2004-2007); nell'area dell'euro, il tasso di sviluppo raggiungerebbe il 2 per cento nel 2004 e il 2,2 per cento negli anni successivi.

Lo scenario previsivo di medio termine sconta, come già ricordato, l'ipotesi di una sostanziale invarianza della capacità di crescita delle singole economie rispetto a quella espressa, in media, nell'ultimo decennio. L'espansione negli Stati Uniti nel periodo 2004-2007, seppure sostenuta, rimane inferiore a quella sperimentata nella seconda metà degli anni novanta. Un andamento dei mercati azionari più cauto, gli effetti di una legislazione più severa in tema di contabilità societaria, la necessità di ridurre il livello di indebitamento da parte di famiglie e imprese, determinano una crescita più moderata della domanda interna. Tali dinamiche sono compatibili con una graduale correzione dei "*twin deficits*", del bilancio pubblico e della bilancia dei pagamenti corrente. In Giappone, la crescita risulta frenata dal previsto ridimensionamento - rispetto alla tendenza degli ultimi venti anni - della crescita delle importazioni delle economie asiatiche (che rappresentano un importante mercato di sbocco delle esportazioni giapponesi). Per quanto riguarda l'Unione Monetaria, le difficoltà strutturali della Germania si riflettono sull'intera area, riducendo le potenzialità di crescita nell'intero periodo di previsione.

Il commercio mondiale, riflettendo il rafforzamento della crescita dell'attività economica, è previsto tornare ad aumentare a tassi sostenuti sia nel 2004, quando il volume degli scambi potrà raggiungere l'8,5 per cento, sia, seppure con una dinamica

più moderata, nel triennio successivo, con un aumento compreso tra il 7,5 e l'8 per cento.

Si ipotizza, dopo un ulteriore ma molto limitato deprezzamento del dollaro nel prossimo anno, che a partire dal 2005 i tassi di cambio delle principali valute oscillino sostanzialmente sui livelli medi del 2004. L'euro, quindi, è stimato stabilizzarsi nel periodo di previsione su un valore pari a 1,17 dollari, venendo così meno i fattori depressivi sulla crescita derivanti dalla perdita di competitività di prezzo subita dalle esportazioni. Il prezzo del petrolio dovrebbe rimanere intorno a 25 dollari a barile per tutto l'orizzonte previsivo (all'interno della forchetta OPEC).

I prezzi di manufatti e delle materie prime non petrolifere sono previsti aumentare moderatamente, coerentemente con l'andamento della domanda mondiale.

Tavola I. 4 - Prezzi internazionali (variazioni percentuali)

	2004	2005	2006	2007
- PETROLIO cif (dollari/barile)	25,0	25,0	25,0	25,0
(euro/barile)	21,3	21,3	21,3	21,3
- ALTRE MATERIE PRIME				
- in dollari	4,0	1,5	1,5	1,5
- in euro	1,9	1,5	1,5	1,5
- MANUFATTI				
- in valute nazionali	3,1	1,0	1,2	1,2
- in euro (per l'Italia)	2,3	1,0	1,2	1,2

Nel medio periodo, le pressioni inflazionistiche risultano ridotte in tutte le aree, proseguendo il *trend* discendente in atto nell'ultimo decennio. Nei paesi industrializzati, solo in Giappone si manifesta un fenomeno di contrazione dei prezzi. Nel complesso dell'area dell'euro non sembrano sussistere rischi di deflazione.

Il consiglio direttivo della BCE lo scorso 8 maggio in occasione del riesame della strategia della politica monetaria ha rimodulato il proprio orientamento ponendo come obiettivo il perseguimento di un inflazione su livelli prossimi al 2 per cento.

La ripresa dell'economia mondiale dovrebbe consentire alla Germania di evitare una prolungata contrazione dei prezzi; in effetti il tasso di inflazione medio nel periodo 2004-2007 dovrebbe essere dello 0,8 per cento.

Tavola I. 5 - Tassi medi annui di inflazione

	1991-00	1996-00	2001-03	2004-07
- PAESI INDUSTRIALIZZATI	4,3	3,5	2,3	1,3
- USA	2,3	1,8	1,8	1,2
- GIAPPONE	0,4	-0,2	-1,5	-1,6
- AREA EURO	2,9	1,8	2,1	1,6
- GERMANIA	2,3	1,3	1,4	0,8
- FRANCIA	1,8	1,1	1,4	1,4

* *Deflatore dei consumi privati*

Fonte: Elaborazioni e stime su dati OCSE

I principali elementi di rischio presenti nello scenario delineato riguardano potenziali effetti depressivi sulla crescita. Essi potrebbero derivare da un aumento della propensione al risparmio delle famiglie al fine di ricostituire lo *stock* di ricchezza, che sarebbe più marcato nel caso di sgonfiamento dei prezzi dei beni immobiliari. Un ulteriore effetto di riduzione della propensione alla spesa del settore privato americano è rappresentato dal tendenziale deterioramento dei conti pubblici. Se, infine, la crescita dell'economia americana non venisse seguita da una sufficiente ripresa nelle altre principali economie, lo squilibrio della bilancia dei pagamenti corrente statunitense potrebbe ampliarsi e la sua correzione richiedere una riduzione della domanda interna, con il propagarsi degli effetti restrittivi a livello internazionale. Viceversa, se la crescita delle altre economie risultasse troppo sostenuta, le difficoltà di una rapida reversibilità delle misure fiscali espansive potrebbero tradursi in rischi di surriscaldamento dell'economia americana.

FATTORI GEO-POLITICI E SCENARIO INTERNAZIONALE

La fase congiunturale che abbiamo attraversato non può essere considerata come il ripetersi di una normale fase ciclica, come quelle che avvengono periodicamente nelle economie di mercato. Fattori eccezionali di natura geo-politica condizionano pesantemente le aspettative degli operatori e determinano un andamento congiunturale difficilmente prevedibile. Eventi specifici, quali l'11 settembre, la guerra in Afghanistan, quella in Iraq, dovrebbero avere effetti di natura solamente transitoria sull'economia. E' però evidente che proprio la successione continua di eventi sopra menzionata si presta anche ad una chiave di lettura diversa. Il fatto che si succedano ripetuti episodi di instabilità politica potrebbe essere assunto nello scenario di medio termine come un fattore sistematico in grado di incidere in modo permanente sui tassi e sui ritmi di investimento. Nello scenario politico internazionale restano tensioni in diverse aree geografiche, in particolare nel Medio Oriente. Una evoluzione degli eventi nella direzione indicata condurrebbe a delineare uno scenario in cui i rischi sistemici tendono a prevalere. Nell'ipotesi in cui il consolidarsi di questi episodi si trasferisca in un incremento strutturale dell'incertezza, occorre valutare il modo in cui le scelte degli individui possano essere alterate. Da un lato, infatti, la minor fiducia posta nel futuro può essere fonte di maggior risparmio privato e, non necessariamente, sortire effetti avversi nel medio periodo per il ciclo economico. Dall'altro, però, una maggiore avversione al rischio potrebbe incidere sull'allocazione delle risorse. In particolare, progetti d'investimento con ricavi attesi elevati, ma caratterizzati da più alto rischio e con rendimenti posticipati nel futuro, avrebbero difficoltà ad essere finanziati, limitando la capacità espansiva del sistema economico in aggregato. Inoltre, il persistere di una bassa propensione al consumo, riducendo le prospettive di domanda, avrebbe comunque un effetto sfavorevole sulla dinamica degli investimenti delle imprese.

Se sul fronte interno gli effetti di una recrudescenza delle tensioni geopolitiche sarebbero avversi (rinvio dei consumi, stagnazione degli investimenti), non migliore è la prospettiva sul fronte esterno. Fenomeni d'introversione degli scambi potrebbero sensibilmente attenuare le dinamiche future del commercio mondiale, influendo significativamente sulle economie maggiormente dipendenti dalla domanda estera, ovvero quelle dei paesi emergenti, ma non solo. Infine, non si può escludere che la localizzazione delle maggiori tensioni politiche nel Medio Oriente non conduca a sensibili rialzi della quotazioni del greggio, nonostante la contestuale dinamica stagnante della domanda.

Sebbene sia di difficile quantificazione la durata e l'intensità con cui questo quadro potrebbe prodursi, la fiducia degli operatori riveste un ruolo di fondamentale importanza nei sistemi economici moderni, caratterizzati da un elevato grado di "finanziarizzazione" e, quindi, di sensibilità ai comportamenti. Il miglioramento delle condizioni di stabilità politica internazionale potrà contribuire a ripristinare la fiducia degli operatori, come è già accaduto in modo parziale.

I.3 Il processo di allargamento dell'Unione Europea

Lo scorso 16 aprile, ad Atene, i 15 membri dell'UE e 10 paesi in via di adesione (Cipro, Estonia, Lettonia, Lituania, Malta, Polonia, Repubblica Ceca, Repubblica Slovacca, Slovenia e Ungheria) hanno siglato il Trattato di Adesione, che dovrà essere ratificato per mezzo di referendum popolari, già tenutisi con esito positivo in diversi paesi. La ratifica del Trattato implica che, dal 1 maggio 2004, questi dieci paesi entreranno a far parte dell'UE al fianco degli attuali membri con gli stessi obblighi e gli stessi diritti.

La Comunità Economica Europea, che originariamente contava sei membri (Belgio, Francia, Germania, Italia, Lussemburgo, Paesi Bassi), si è "allargata" in ben quattro occasioni e conta oggi 15 paesi, tra le più avanzate economie dell'Europa occidentale. L'allargamento verso est presenta caratteristiche peculiari e pone sfide nuove: è significativo per il numero di paesi coinvolti - in termini assoluti è il più grande allargamento in termini di popolazione e il secondo per superficie - anche se il peso economico dei paesi in via di adesione è relativamente modesto. L'allargamento in corso ridisegna radicalmente i confini dell'UE e introduce un importante elemento di diversità, economica e culturale: in termini di PIL pro-capite, i paesi in via di adesione sono, infatti, notevolmente più poveri degli attuali membri dell'UE, con forti divari interni e una tendenza a strutture istituzionali centralizzate. A eccezione di Cipro e di Malta, si tratta di paesi appartenenti all'ex blocco sovietico che stanno completando il processo di transizione da sistemi economici pianificati a economie di mercato. Infine, le caratteristiche istituzionali dell'UE sono molto cambiate: l'attuale (quinta) fase di allargamento, a differenza delle precedenti, si colloca nel contesto di un'Europa che, oltre alla cooperazione economica e tecnica, ha già intrapreso la via di una stretta cooperazione in molteplici settori quali la politica sociale, l'occupazione, la giustizia, il diritto di asilo e di immigrazione, la politica estera, la sicurezza e la difesa.

Tavola I.6 – Le fasi di allargamento dell'Unione Europea

	Popolazione (milioni)	Area (migliaia di Km^2)	PIL (basato sulla PPA, in milioni di dollari)
Allargamento da 6 a 9 (Danimarca, Irlanda e Regno			
Candidati	64,3	358,2	267,9
EU-6	209,4	1279,8	854,3
Candidati/EU-6	30,7	28	31,4
Allargamento da 9 a 10 (Grecia)			
Candidati	9,7	131,9	55
EU-9	278,5	1638	2521,3
Candidati/EU-9	3,5	8,1	2,2
Allargamento da 10 a 12 (Portogallo e Spagna)			
Candidati	48,5	597,1	403,2
EU-10	290	1769,9	3497,4
Candidati/EU-10	16,7	33,7	11,5
Allargamento da 12 a 15 (Austria, Finlandia e Svezia)			
Candidati	22	870,9	443,7
EU-12	350	2367,1	6780,5
Candidati/EU-12 (%)	6,3	36,8	6,5
Allargamento 2004: da 15 a 25 (Cipro, Estonia, Lettonia, Lituania, Polonia, Repubblica Ceca, Slovacchia, Ungheria)	*2001*		*2002*
Candidati	74,8	738,1	865,5
EU-15	373,3	3238	7925
Candidati/EU-15	20	22,8	10,9

Fonte: Fondo Monetario Internazionale, Banca Centrale Europea e Commissione Europea.

(*) miliardi di dollari

Nel 2002, l'attività economica nei paesi in via di adesione si è mantenuta relativamente robusta, nonostante il rallentamento globale: la crescita media del PIL è stata pari al 2,4 per cento; si sono registrati ulteriori progressi nel processo di disinflazione in tutti i paesi dell'area. Anche per il 2003 le previsioni di crescita sono positive (3,1 per cento), grazie alla buona tenuta della domanda interna e alla ripresa delle esportazioni.[1]

[1] Dal punto di vista della specializzazione internazionale, il processo di transizione ha comportato un ri-orientamento delle esportazioni e delle importazioni di questi paesi. Da esportatori netti di materie prime e beni ad alta intensità di capitale, gran parte di questi paesi sono divenuti esportatori netti di beni ad alta intensità di lavoro. Anche il modello geografico di specializzazione è mutato: fino alla fine degli anni ottanta il commercio era principalmente indirizzato verso est, adesso Germania e Italia sono i principali partner commerciali.

Tavola I.7 - Paesi in via di adesione all'UE: principali indicatori economici

	PIL pro capite *(basato su SPA, % della media UE)*	**PIL** *(tasso di crescita annuale)*			**Disoccupazione** *(% della forza lavoro)*	**Saldo delle Partite Correnti** *(% del PIL)*		
	2002	2002	2003	2004	2002	2002	2003	2004
Cipro	74	2	2	3,8	3,3	-5,3	-4,3	-3,5
Estonia	40,3	5,6	4,9	5,1	10,3	-12,3	-10,3	-7,5
Lettonia	34,9	6,1	5,5	6	12,3	-7,8	-8,5	-8,6
Lituania	39,6	5,9	4,5	5	16,9	-4,4	-3	-2,6
Malta	55 *(1999)*	3	3,1	3,7	6,9	-4,7	-4,9	-4,2
Polonia	40,5	1,3	2,5	3,7	20	-3,6	-4,2	-4,3
Rep Ceca	59,2	2	2,8	3,9	7,3	-3,1	-4,1	-2,4
Rep Slov	48,2	4,4	3,7	4,5	18,5	-8,2	-6,9	-6,2
Slovenia	72,6	3	3,4	3,7	6,4	1,8	1,4	1,3
Ungheria	55,1	3,3	3,7	4,1	5,8	-4,1	-4,4	-3,7

	Inflazione *(tasso di crescita annuale dei prezzi al*			**Saldo di bilancio** *(% del PIL)*			**Debito pubblico** *(% del PIL)*			**Tassi di interesse** *(rendimenti di titoli governativi a 10 anni)*
	2002	2003	2004	2002	2003	2004	2002	2003	2004	feb-03
Cipro	2,8	4,3	2,2	-3,5	-4	-3,5	55,6	53,9	52,4	4,83 *(gen)*
Estonia	3,6	3,5	4	1,3	-0,5	-0,6	5,8	3,7	3,7	5,20 *(5 anni)*
Lettonia	1,9	2,5	3	-2,5	-2,9	-2,6	15,2	18,2	19,6	4,99
Lituania	0,3	1	2,5	-1,8	-1,9	-2	22,7	24,1	24,2	5,67 *(gen)*
Malta	2,2	2,7	2,4	-6,1	-5,2	-4,1	66,4	65,3	63,4	5,48
Polonia	1,9	1,1	2,3	-4.2	-4,2	-4	41,8	44,7	44,9	5,64
Rep Ceca	1,4	1,5	2,8	-6,5	-6,3	-5,9	27,1	27,8	31,3	3,41
Rep Slov	3,3	8,8	7,4	-7,7	-5,3	-3,8	42,6	39,6	39,4	4,92
Slovenia	7,5	6	5,5	-1,8	-1,5	-1,2	28,3	26,1	25,2	3,35 *(5 anni)*
Ungheria	5,3	5	4,5	-9,1	-4,9	-3,7	56,1	55	53	6,34

Fonti: Bloomberg, Commissione Europea e Eurostat

In questo contesto, il principale elemento di vulnerabilità è rappresentato dall'evoluzione dei conti pubblici di questi paesi. La spesa pubblica è prevista in aumento nei prossimi anni, per far fronte al finanziamento del processo di modernizzazione di queste economie, agli investimenti in capitale fisico e umano, al miglioramento degli standard ambientali, nonché alle spese connesse all'invecchiamento della popolazione, proprio nella fase in cui la disciplina fiscale dettata dalla transizione all'Unione monetaria diventerà più stringente per i paesi che intendono adottare l'euro al più presto. Inoltre, molti fra i paesi in via di adesione hanno registrato significativi disavanzi nei conti con l'estero, quasi interamente finanziati da

notevoli investimenti diretti dall'estero.[2] Anche nello scorso biennio, nonostante la caduta degli investimenti diretti a livello mondiale, gli investimenti verso i paesi in via di adesione sono aumentati, raggiungendo circa 29 miliardi di dollari nel 2002.[3]

L'allargamento dell'UE, al di là della portata politica dell'evento, offre importanti vantaggi di natura economica: si stima che l'allargamento possa avere un impatto positivo sulla crescita, sia per i paesi dell'UE, sia per i paesi candidati[4], grazie al migliore sfruttamento delle economie di scala e dei vantaggi comparati.[5] Analisi esistenti mostrano che per l'UE, e per l'Italia in particolare, il commercio effettivo è minore del commercio potenziale con molti dei paesi in via di adesione, indicando che la piena integrazione dei mercati dei beni potrà portare a creazione di commercio[6].

D'altra parte, potrebbero esserci alcuni effetti negativi: un aumento della concorrenza, soprattutto per le imprese dei paesi UE che producono beni tradizionali ad elevata intensità di lavoro; un riorientamento degli investimenti diretti esteri (IDE) già programmati verso alcune regioni dell'UE; cambiamenti nella politica di intervento e di bilancio dell'UE, in particolare, a causa della dimensione elevata del settore agricolo e del basso livello di reddito pro-capite[7] di questi paesi.

[2]Fra il 1995 e il 2000, gli investimenti diretti hanno finanziato da un minimo del 54 per cento (1996) a un massimo dell'80 per cento (1998) dei disavanzi commerciali dei paesi in via di adesione, aumentando complessivamente del 142 per cento.

[3]La maggior parte di questi investimenti ha avuto origine nei paesi europei: Germania, Olanda, Austria, Francia, Regno Unito e Italia.

[4]Ad esempio, Fritz Breuss, in *Consequences of EU Enlargement for Macroeconomic Stability in Euroland* (2002), stima un impatto positivo sulla crescita di circa lo 0,5 per cento del PIL reale dell'UE-15 e benefici molto più elevati per i paesi candidati.

[5]I benefici derivanti dall'allargamento possono essere distinti in benefici statici e dinamici. Avere benefici statici dal lato della produzione vuol dire che la creazione è maggiore della diversione di commercio. Molti studi sottolineano che tali benefici derivano dalla complementarietà dei sistemi produttivi dei paesi UE e candidati. I benefici dinamici, invece, derivano dall'effetto dell'integrazione dei mercati dei fattori produttivi sulle determinanti della crescita. Ad esempio, secondo la teoria della crescita endogena, l'aumento della dimensione può indurre maggiore accumulazione di capitale che, a sua volta, comporta un aumento di produttività; ciò permette di spostare le economie su sentieri di crescita più elevati

[6] Recenti studi mostrano, inoltre, che per l'Italia il divario tra commercio potenziale ed effettivo è maggiore che per la Germania (Bertolini e Montanari, 2002, L'Integrazione Commerciale tra l' UE e i PECO, Rivista di Politica Economica IX-X, Settembre-Ottobre, p. 35-53).

[7]Per quel che riguarda il bilancio, l'UE dal 2000 a oggi ha investito 3 miliardi di euro; secondo l'accordo raggiunto a Copenhagen nel 2002, entro la fine del 2006 il costo finanziario dovrà essere limitato a 40,8 miliardi di euro, comprese le sovvenzioni agricole, le infrastrutture, gli aiuti a finalità regionale e i fondi speciali. L'incidenza dell'ampliamento sul bilancio UE dopo il 2007 dipenderà dall'eventuale riforma del bilancio stesso.

II – L'EVOLUZIONE DELL'ECONOMIA ITALIANA

II.1 L'economia italiana nel 2003

Recenti sviluppi

Nell'ultima parte dello scorso anno l'economia italiana ha dato segnali di recupero, sostenuta dalla ripresa dei consumi e degli investimenti. Questi ultimi, stimolati dagli incentivi governativi, sono cresciuti, rispettivamente, del 2,3 per cento e del 3,7 per cento, nel terzo e nel quarto trimestre, in netta controtendenza rispetto all'esperienza degli altri paesi europei. Anche i consumi delle famiglie, per effetto dei provvedimenti fiscali e di altre misure di supporto della domanda varate dal Governo, hanno mostrato una decisa accelerazione nella seconda metà dell'anno. Grazie all'insieme di tali interventi, la politica economica ha offerto un sostegno alla crescita nel momento in cui si veniva affievolendo l'impulso della domanda estera.

Figura II.1 - Consumi ed investimenti nel 2002 - confronti europei


Totale Spesa delle famiglie - 2002
(var %)
3
2,5
2
1,5
1
0,5
0
-0,5
-1
Italia
Germania
Francia
Area euro escluso Italia
Totale Investimenti - 2002
(var %)
3
1
-1
-3
-5
-7
-9
Italia
Germania
Francia
Area euro escluso Italia

Fonte: Elaborazioni su dati della Commissione Europea

GLI EFFETTI SUL CICLO DI MISURE FISCALI ALTERNATIVE: UN'ANALISI CONTROFATTUALE PER IL BIENNIO 2002-2003

Nel primo biennio di attività del nuovo governo, la politica fiscale, e più in generale la politica economica, ha avuto il compito di coniugare diverse esigenze. Da un lato, rispettare gli impegni assunti in sede europea per il risanamento della finanza pubblica, evitando misure che inasprissero la pressione fiscale, dall'altro, operare

interventi di natura strutturale con l'obiettivo di aumentare il potenziale dell'economia. Allo stesso tempo, la politica fiscale è stata chiamata a farsi carico del finanziamento di alcune misure che, pur avendo comunque riflessi positivi sull'economia, traevano origine principalmente da esigenze di carattere sociale e di equità. A fare da sfondo all'azione della politica economica negli ultimi due anni è stato un andamento del ciclo economico internazionale estremamente sfavorevole. All'indomani della pubblicazione del primo DPEF del nuovo governo (luglio 2001), che rispecchiava prospettive, largamente condivise, di una crescita sostenuta per gli anni 2002 e seguenti, è subentrato un improvviso peggioramento della congiuntura. Tuttora la ripresa si manifesta più lenta ed incerta del previsto. In questo contesto, il compito di portare avanti le linee di azione in precedenza illustrate si è rivelato estremamente arduo. La caduta del tasso di crescita dell'economia rispetto al suo livello potenziale ha comportato rilevanti perdite in termini di gettito fiscale. Al contempo, il sussistere di condizioni di debolezza della domanda aggregata ha reso opportuna l'adozione di misure di stimolo alla ripresa dell'economia, con conseguente aggravio per il bilancio pubblico. In una prospettiva di progressivo avvicinamento verso un saldo di bilancio in pareggio, una fase ciclica sfavorevole – in assenza di interventi di contrasto – può determinare scostamenti dal sentiero di aggiustamento programmato. D'altra parte, misure di contenimento del deficit *corrono il rischio di avere effetti pro-ciclici, deteriorando ulteriormente la situazione economica. Gli interventi di politica economica varati negli ultimi due anni hanno avuto l'obiettivo di contemperare le contrapposte esigenze.*

Tramite un'analisi controfattuale per il biennio 2002-2003, si sono stimati gli effetti sul ciclo economico di provvedimenti di bilancio "tradizionali" e alternativi alle misure in conto capitale varate dal governo. Queste ultime hanno riguardato la dismissione di beni immobili tramite operazioni di cartolarizzazione, il rientro di capitali dall'estero e, con riferimento al 2003, il condono fiscale. Le cartolarizzazioni hanno portato, nel 2002, ad un aumento del gettito pari a 8,8 miliardi di euro (la cifra preventivata era di 7,75 miliardi); nel 2003 valutazioni provvisorie indicano un incasso di 3,5 miliardi di euro. Il rientro dei capitali dall'estero, che nel 2002 ha generato entrate aggiuntive nell'ordine di 1 miliardo di euro, per il 2003 dovrebbe fruttare all'erario circa 2 miliardi. Le maggiori entrate legate ai concordati e ai condoni, al varo del provvedimento, sono state valutate in misura pari a 5,9 miliardi di euro. Lo scenario base della simulazione incorpora la politica fiscale effettivamente adottata dal governo e riproduce – per il 2002 – l'andamento storico dell'economia e – per il 2003 – il profilo di crescita attualmente previsto. Utilizzando il modello econometrico del Dipartimento del Tesoro, si è provveduto a simulare l'andamento dell'economia sostituendo alle entrate in conto capitale altre misure che, invece, danno luogo a riduzione del reddito disponibile delle famiglie (maggiori imposte in conto corrente). Le misure alternative, pur avendo – ex ante *– lo stesso impatto sul bilancio pubblico delle misure effettivamente adottate, provocano un effetto restrittivo maggiore sul ciclo.*

Tavola 1 - Impatto delle misure alternative sul ciclo, scostamento del tasso di crescita rispetto al valore "base"

PIL		Consumi		Investimenti	
2002	2003	2002	2003	2002	2003
-0,31	-0,24	-0,62	-0,97	-0,21	-0,56

L'adozione di queste ipotetiche misure avrebbe ridotto la crescita del PIL di 0,31 punti nel 2002 e di 0,24 nel 2003. Alla fine del biennio, il livello del PIL sarebbe

inferiore di 0,55 punti rispetto a quello stimato nelle ultime previsioni. Le misure in conto capitale adottate hanno pertanto consentito il contenimento del deficit *minimizzando l'impatto sul ciclo economico. Il diverso comportamento dell'economia può essere spiegato con i diversi canali di trasmissione della politica fiscale attivati dalle due simulazioni. Le cartolarizzazioni, in una prima fase, comportano un passaggio di fondi da una società veicolo, che si procura i fondi sul mercato dei capitali, allo Stato: l'impatto di tale operazione sull'economia è inizialmente nullo. Infatti, la maggiore domanda di fondi da parte della società veicolo è compensata da una minore domanda da parte dello Stato (che ha visto ridotta di un eguale ammontare la propria necessità di finanziarsi sul mercato). Ne consegue che i tassi d'interesse non variano. Nel tempo, con il graduale passaggio del patrimonio immobiliare ai privati, si assiste ad una riduzione della ricchezza finanziaria delle famiglie compensata da un aumento di pari ammontare della ricchezza immobiliare. Quest'ultimo effetto ha iniziato ad operare nel 2003, ma l'entità è ancora irrilevante dal punto di vista della simulazione. Nei conti pubblici, gli importi relativi alle cartolarizzazioni sono inseriti a riduzione delle spese per gli investimenti pubblici. Misure quali condoni, concordati e rientro dei capitali, contabilmente si configurano come imposte in conto capitale e, in quanto tali, comportano una riduzione dell'accumulo di ricchezza finanziaria degli agenti economici. Un minore livello di ricchezza finanziaria agisce sui consumi privati e, tramite questi, sul PIL. La parte dell'imposta che grava sulle imprese può essere assimilata ad una riduzione dei profitti netti, con conseguenti effetti sugli investimenti. Per contro, le misure alternative introdotte nella simulazione controfattuale comportano, in via diretta, una riduzione del reddito disponibile. Nel breve periodo ne risulta una dinamica dei consumi – e quindi del PIL – inferiore rispetto alla simulazione base. Peraltro, alla crescita più bassa dello scenario controfattuale non si accompagna una riduzione del tasso di inflazione. Ciò è dovuto all'accresciuto livello della pressione fiscale sui redditi da lavoro.*

Queste tendenze positive si sono arrestate agli inizi del 2003, in parte a causa dell'ulteriore indebolimento della congiuntura internazionale. Nel primo trimestre, il PIL è diminuito dello 0,1 per cento rispetto al trimestre precedente. In particolare, gli investimenti complessivi hanno registrato una flessione (5 per cento), mentre l'andamento dei consumi delle famiglie è risultato sostanzialmente piatto. Anche la produzione industriale si è ridotta nei primi mesi dell'anno e le indagini congiunturali hanno segnato un netto peggioramento dovuto al ridimensionamento delle decisioni di spesa e al rinvio dei piani di investimento. I dati più recenti sull'andamento della produzione industriale indicano un recupero nel secondo trimestre, possibile preludio di una ripresa a partire dalla seconda parte dell'anno.

Le previsioni per il 2003

Tenuto conto delle tendenze in atto e dell'eredità positiva del 2002 (il trascinamento è pari a 0,4 punti percentuali), si stima che il PIL aumenti, in media nel 2003, dello 0,8 per cento, un valore in linea con quello atteso per l'area dell'euro.

Tavola II.1 - Contributi alla crescita del PIL
(variazioni percentuali)

	2002	2003
PIL (a)	0,4	0,8
CONTRIBUTI ALLA CRESCITA (b)		
DOMANDA FINALE	0,7	1,2
- investimenti	0,1	0,2
- spesa delle famiglie	0,3	0,7
- spesa delle P.A. e I.S.P.	0,3	0,3
SCORTE	0,4	0,1
ESPORTAZIONI NETTE	-0,7	-0,5

(a) *Variazioni percentuali sull'anno precedente*
(b) *Valori percentuali*

La crescita del PIL sarà sostenuta dalla domanda interna. Le difficoltà dei nostri principali *partner* commerciali (della Germania, in particolare), unitamente alla perdita di competitività dovuta all'apprezzamento dell'euro, condizioneranno la ripresa delle esportazioni nei prossimi mesi. Il settore estero darà un apporto negativo alla crescita, seppur in misura inferiore rispetto al 2002 (0,5 per cento rispetto a 0,7 per cento del 2002); il contributo delle scorte sarebbe lievemente positivo.

La spesa delle famiglie è prevista aumentare dell'1,2 per cento, rispetto allo 0,4 per cento dell'anno precedente. I consumi dovrebbero beneficiare, oltre che del miglioramento del clima di fiducia, dell'incremento del reddito disponibile, legato ai rinnovi contrattuali, e del progressivo riassorbimento delle pressioni inflazionistiche.

La propensione al consumo rimarrebbe sostanzialmente stabile, dopo la riduzione registrata nei due anni precedenti, indotta dalla volontà delle famiglie di ricostituire la ricchezza finanziaria perduta dopo il crollo dei mercati azionari.

RICCHEZZA FINANZIARIA E CONSUMI DELLE FAMIGLIE

Nonostante la recente inversione di tendenza, la contrazione delle borse mondiali, in corso dal marzo 2000, ha ormai raggiunto dimensioni elevate. Se si prendono a riferimento i valori di massimo e minimo raggiunti dalle quotazioni, la flessione di borsa ha raggiunto negli Stati Uniti la durata di 139 settimane[1], valore superato solo in occasione della crisi del 1929. Non meno rilevante risulta il ridimensionamento delle quotazioni: 40 punti percentuali, nel caso dell'indice Standard e Poor's, 70 per cento nel caso dell'indice tecnologico Nasdaq. Il mercato azionario italiano, ovviamente, non si è sottratto a tale ondata ribassista e le quotazioni della serie storica dell'indice Mib sono ritornate sui livelli di fine del 1997. Le correzioni delle quotazioni di borsa hanno un impatto sui consumi delle famiglie attraverso l'effetto ricchezza e sugli investimenti delle imprese attraverso le condizioni di indebitamento. Tali nessi causali sono di particolare rilevanza negli Stati Uniti, il cui sistema finanziario è fortemente incentrato sui mercati. Tuttavia, la riduzione del valore del portafoglio azionario delle famiglie americane, essendo percepita come una variazione di carattere prevalentemente di lungo periodo, non ha direttamente penalizzato i consumi; questi ultimi, viceversa, sono stati sostenuti dagli incrementi del valore del patrimonio immobiliare.

Per quanto di dimensioni minori rispetto agli Stati uniti, anche in Europa si è assistito, dalla fine degli anni novanta, ad una consistente ricomposizione del portafoglio dei risparmiatori. Per quanto riguarda l'Italia, ciò si è sostanziato in un passaggio dai titoli di Stato, in particolare, Bot e Cct verso attività direttamente o indirettamente collegate agli andamenti dei corsi azionari. Alla fine del 1996, l'insieme delle azioni e partecipazioni, italiane e estere, dei fondi comuni, di diritto italiano e estero rappresentava solo il 19,4 per cento delle attività finanziarie delle famiglie; a fine 1999 tale quota era salita fino al 44,4 per cento. Il calo dei corsi azionari, che ha caratterizzato l'ultimo triennio, ha comportato una diminuzione del peso di tali attività sul portafoglio finanziario delle famiglie (dal picco del 1999 al 42,6 per cento nel 2000, al 29,9 per cento nel 2002) cui ha corrisposto una contrazione della ricchezza e della rendita finanziarie delle famiglie (tra il quarto trimestre del 2000 e il terzo trimestre 2002 la ricchezza finanziaria è diminuita del 10 per cento, mentre la rendita finanziaria del 65 per cento). Contestualmente alla contrazione delle borse internazionali e europee, nel 2002, l'andamento dei consumi interni italiani ha registrato una flessione (-0,1 per cento), particolarmente marcata nel comparto dei beni durevoli (-2,8 per cento).

Diversi fattori incidono sulla decisione al risparmio delle famiglie: l'inflazione, le condizioni del mercato del lavoro, il costo del credito, ecc... Tuttavia, in presenza di una dinamica dei prezzi contenuta, di una buona tenuta dell'occupazione e del basso costo del denaro, l'incremento della propensione al risparmi, registrata negli ultimi due anni, potrebbe riflettere l'intento delle famiglie di ricostituire la ricchezza e la rendita finanziaria perduta negli ultimi due anni.

[1] Il riferimento è all'indice Standard e Poor's.

Tav.1 Attività finanziarie delle famiglie(*)
(composizione percentuale)

	1996	1999	2000	2001	2002
Attività					
Biglietti e depositi a vista	17,0	14,8	14,8	15,3	17,2
di cui: depositi bancari	17,0	14,7	14,3	13,4	15,3
Altri depositi	19,7	10,0	10,1	10,6	11,4
bancari	13,6	4,2	4,0	3,9	4,0
postali	6,1	5,9	6,1	6,7	7,4
Titoli a breve termine	7,1	1,1	1,0	1,0	0,5
Titoli a medio e lungo termine	21,5	14,1	15,1	16,7	20,3
di cui: titoli pubblici	16,3	7,5	7,3	6,7	8,1
Quote di fondi comuni	5,3	17,6	16,1	13,5	12,3
Azioni e partecipazioni	12,2	22,6	20,4	18,7	14,0
Attività sull'estero	5,4	7,3	9,5	9,7	7,7
di cui: depositi	1,3	0,2	0,0	1,1	0,4
titoli a breve termine	0,1	0,0	0,0	0,0	0,0
titoli a medio e lungo termine	2,0	2,9	3,0	3,5	3,7
azioni e partecipazioni	1,5	2,9	4,2	3,6	2,6
quote di fondi comuni	0,5	1,2	1,9	1,5	1,0
Riserve per premi di assicurazione	10,5	11,5	11,9	13,9	16,0
Altre attività finanziarie	1,3	1,0	1,1	0,6	0,6
Totale attività	**100,0**	**100,0**	**100,0**	**100,0**	**100,0**
p.m. Azioni e partecipazioni, quote di fondi comuni in italia e all'estero	*19,4*	*44,4*	*42,6*	*37,3*	*29,9*

Fonte: Banca d'Italia, Conti Finanziari delle famiglie
(*) Comprende le famiglie consumatrici, le imprese individuali fino a 5 addetti, le ISP
L'eventuale mancata quadratura delle cifre decimali è dovuta agli arrotondamenti.

Per valutare empiricamente l'effetto della caduta dei corsi azionari sui consumi delle famiglie e sul PIL del nostro Paese è stata effettuata una simulazione controfattuale. Alla base dell'esercizio vi è l'imposizione di una redditività equivalente al tasso medio sui Bot nel triennio 2000–2002 sull'andamento degli indici di borsa. Nella struttura del modello utilizzato, le diverse ipotesi sull'andamento delle quotazioni azionarie esercitano un impatto diretto sulla domanda di consumo, nella cui funzione di stima entra, con valori statisticamente significativi, la ricchezza finanziaria delle famiglie.

In base a tale simulazione, nel triennio 2000-2002, la minore crescita cumulata della domanda interna attribuibile alla caduta dei corsi azionari è pari a 3 decimi di punto. Effetti ritardati, seppure in progressiva riduzione, si producono ancora nel biennio successivo.

D'altra parte, gran parte della ricchezza delle famiglie è concentrata nel mercato immobiliare e un sostegno ai consumi potrebbe derivare dalla possibilità di convertire in reddito parte di tale ricchezza.

Nel 2003, la componente dei consumi pubblici è prevista ridimensionarsi per effetto delle politiche volte al rispetto degli obiettivi di bilancio, pur a fronte del concentrarsi, nell'anno corrente, della spesa per i rinnovi contrattuali dei dipendenti pubblici. In termini reali, i consumi della P.A registrerebbero un tasso di crescita inferiore a quello dell'anno precedente (dall'1,7 del 2002 all'1,4 per cento).

Gli investimenti fissi lordi, favoriti dalla ripresa della domanda e dal basso livello dei tassi di interesse, dovrebbero segnare, nella seconda parte del 2003, un graduale recupero.

In particolare, la componente di macchinari e attrezzature, dopo aver registrato nei primi due trimestri una caduta, a riflesso degli anticipi di spesa effettuati alla fine del 2002 per beneficiare degli incentivi fiscali poi scaduti, crescerebbe dello 0,4 per cento (0,6 per cento nel 2002). La componente delle costruzioni, viceversa, beneficiando del protrarsi degli incentivi alla ristrutturazione delle abitazioni e dell'avvio del programma delle Grandi Opere, registrerebbe una crescita dell'1,4 per cento, in accelerazione rispetto al 2002. Nel complesso, quindi, la dinamica degli investimenti sarebbe pari allo 0,8 per cento.

Le esportazioni, in linea con il rafforzamento atteso dell'economia mondiale, registrerebbero un recupero nella seconda parte dell'anno: la crescita si attesterebbe al 2,0 per cento (contro un calo dell'1 per cento del 2002). Anche la dinamica delle importazioni, di riflesso alla ripresa della domanda e favorita dal perdurante guadagno delle ragioni di scambio, mostrerebbe una forte accelerazione (dall'1,5 del 2002 al 3,7 per cento nel 2003). Il saldo corrente della bilancia dei pagamenti risulterebbe ancora negativo, 0,6 per cento in rapporto al PIL, come nel 2002. L'attivo commerciale, pur beneficiando delle favorevoli ragioni di scambio, risentirà ancora dell'andamento negativo dell'interscambio reale, mantenendosi sostanzialmente in linea con il risultato dell'anno precedente (1,4 per cento del PIL). Il *deficit* delle partite invisibili si collocherebbe all'1,9 per cento; l'avanzo del settore turismo continuerebbe a ridursi.

Tavola II.2 - Conto economico risorse e impieghi a prezzi 1995
(variazioni percentuali)

	2002	2003
PIL ai prezzi di mercato	0,4	0,8
Importazioni di beni e servizi	1,5	3,7
TOTALE RISORSE	0,6	1,4
Consumi finali nazionali	0,7	1,2
- spesa delle famiglie residenti	0,4	1,2
- spesa della P. A. e I.S.P	1,7	1,4
Investimenti fissi lordi	0,5	0,8
- macchinari, attrezzature e vari	0,6	0,4
- costruzioni	0,3	1,4
DOMANDA FINALE	0,7	1,2
Variazione delle scorte e oggetti di valore (*)	0,4	0,1
IMPIEGHI (incluse le scorte)	1,1	1,2
Esportazioni di beni e servizi	-1,0	2,0
TOTALE IMPIEGHI	0,6	1,4

(*) I dati in percentuale misurano il contributo alla crescita del PIL.

Dal lato dell'offerta, la crescita del valore aggiunto è stimata pari all'1,0 per cento (0,6 per cento nel 2002). L'industria mostrerebbe il maggior recupero produttivo (da una crescita piatta nel 2002 all'1,1 per cento nel 2003), trainato principalmente dal comparto delle costruzioni che risentirebbero positivamente degli incentivi a favore delle ristrutturazioni edilizie (2,1 per cento nel 2003 contro lo 0,5 per cento del 2002). Nel settore dei servizi, il traino della crescita passerebbe, rispetto al 2002, dalla componente pubblica a quella privata, riflettendo le politiche di contenimento della spesa delle Pubbliche Amministrazioni.

Tavola II.3 - Valore aggiunto a prezzi 1995

(variazioni percentuali)

	2002	2003
Agricoltura	-2,6	1,5
Industria	0,0	1,1
in senso stretto	-0,1	0,9
costruzioni	0,5	2,1
Servizi	0,9	0,9
privati (*)	0,8	1,1
pubblici (**)	1,3	0,4
INTERA ECONOMIA	0,6	1,0

(*) Include commercio, alberghi, trasporti, comunicazioni, intermediazione creditizia, servizi vari ad imprese e famiglie.

(**) Include pubblica amministrazione, istruzione, sanità, altri servizi pubblici, servizi domestici presso le famiglie.

Pur in presenza di una debole congiuntura, le condizioni del mercato del lavoro in Italia permangono positive, in particolare in raffronto ai principali paesi europei. Secondo le stime della Commissione, nel 2003, la crescita dell'occupazione dell'area dell'euro sarebbe nulla. Escludendo l'Italia, tale valore risulterebbe negativo per 0,1 punti percentuali.

OCCUPAZIONE E REDDITI DA LAVORO DIPENDENTE: UN CONFRONTO EUROPEO

L'anno appena trascorso è stato caratterizzato da un particolare dinamismo occupazionale dell'Italia, tanto più notevole sia in considerazione della difficile situazione economica congiunturale degli ultimi 18 mesi, sia perché, per la prima volta da circa un decennio, risulta in controtendenza rispetto all'andamento nei principali paesi dell'area euro. Tale evoluzione è il risultato di un processo di miglioramento del mercato del lavoro italiano in atto già da cinque anni, contraddistinto dalla diminuzione, in media, del tasso di disoccupazione di oltre mezzo punto percentuale l'anno e dalla crescita, in netta accelerazione, dell'occupazione. Esso è in larga parte riconducibile agli effetti di tre principali linee di intervento su cui si è concentrato l'impegno di Governi e parti sociali. Negli ultimi anni sono state effettuate importanti riforme strutturali, con l'obiettivo di migliorare il funzionamento del mercato del lavoro, eliminando varie forme di rigidità. Allo stesso intento sono ispirati i recenti progetti di legge in tema di riforma del mercato di lavoro (legge delega n.30/2003) che, una volta pienamente implementati, potrebbero fornire nuovo impulso alla crescita occupazionale amplificando gli effetti dell'attesa ripresa ciclica. A ciò si sono aggiunti, soprattutto nell'ultimo biennio, specifici interventi di politica fiscale finalizzati al sostegno dell'occupazione, in particolare il credito di imposta a beneficio delle

assunzioni a tempo indeterminato introdotto con la Legge Finanziaria del 2001 e riconfermato, seppure in entità ridotta, nella Legge Finanziaria del 2002. Infine, la moderazione salariale degli ultimi anni, indotta dall'applicazione del modello di contrattazione formalizzato nel 'Protocollo sulla politica dei redditi e dell'occupazione' del 23 luglio 1993, ha contribuito, in misura anche sostanziale, alla recente buona performance del mercato del lavoro.

A questo proposito, è interessante esaminare l'evoluzione negli ultimi quattro anni[2] dell'occupazione e dei redditi da lavoro in Italia, confrontandola con le tendenze nei principali paesi dell'area euro[3]. Dal confronto emerge che, durante il periodo considerato, l'Italia è riuscita ad invertire il differenziale di crescita occupazionale che la separava dalla media europea, passando da uno scostamento medio sfavorevole pari a mezzo punto percentuale nel periodo 1995-1998 ad un vantaggio di crescita di circa tre decimi di punto negli anni 1999-2002 (figura 1).

Figura 1 - Crescita dell'occupazione in Italia e in Europa


ITALIA
UNIONE EUROPEA
1.80
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
Media 1995-98
Media 1999-2002

Fonte: Elaborazioni su dati Eurostat.

Rispetto agli incrementi osservati in Francia, Spagna e Paesi Bassi, l'Italia soffre ancora di qualche ritardo, che però appare colmarsi rapidamente. Tale risultato è in larga parte imputabile alla forte crescita del settore dei servizi privati, in particolare il settore dell'intermediazione finanziaria, attività immobiliari e servizi alle imprese.

A fronte di una crescita occupazionale così vigorosa, i redditi da lavoro dipendente pro capite hanno mostrato, in Italia, fra gli incrementi più contenuti sia in termini assoluti, sia rispetto all'evoluzione dell'indice dei prezzi al consumo armonizzato e della produttività del lavoro[4].

---

[2] Il confronto è limitato agli ultimi quattro anni in quanto, nel 1998, i contributi sanitari a carico dei datori di lavoro sono stati sostituiti dall'IRAP, così modificando il livello dei redditi da lavoro dipendente.

[3] Esse concorrono a determinare, rispettivamente, il denominatore ed il numeratore del costo del lavoro. Un confronto più appropriato delle dinamiche di redditi pro capite e produttività richiederebbe la specificazione dell'*input* di lavoro in termini di unità di lavoro equivalenti a tempo pieno (ULA). Tali dati non sono però disponibili, su periodi recenti, per la maggior parte dei paesi considerati. Le grandezze pro capite sono state quindi necessariamente computate in termini di numero di occupati (persone).

[4] La produttività nominale del lavoro è qui calcolata come rapporto fra valore aggiunto a prezzi base correnti e numero di occupati.

Tavola 1 - Redditi pro capite, prezzi al consumo e produttività nei principali paesi dell'area euro (tasso medio di crescita 1999-2002)*

	Italia	Francia	Germania	Spagna	Paesi Bassi	Unione Europea
Redditi pro capite nominali	2.53	2.53	1.78	3.70	4.34	3.43
Indice armonizzato dei prezzi al consumo	2.30	1.53	1.30	3.03	3.33	1.85
Produttività nominale del lavoro	2.71	2.17	1.51	4.16	4.05	3.35

** Per Francia e Spagna i dati relativi a redditi pro capite e produttività terminano al 2001.*
Fonte: Elaborazioni su dati Eurostat.

D'altra parte, l'andamento della quota del lavoro[5], che è un indicatore sintetico delle dinamiche relative di redditi e produttività, mostra per l'Italia una leggera flessione nel periodo considerato, confermando un'evoluzione generalmente equilibrata delle variabili retributive reali - anche rispetto ai maggiori paesi dell'area euro - ed omogenea nei vari settori di attività economica.

Figura 2 - La quota del lavoro nei principali paesi dell'area euro - Totale economia esclusa la pubblica amministrazione*


0.64
0.62
0.6
0.58
0.56
0.54
0.52
0.5
Italia
Francia
Germania
Spagna
Paesi Bassi
Unione Europea
1999
2000
2001
2002

** I dati per Francia e Spagna terminano al 2001.*
Fonte: Elaborazioni su dati Eurostat.

Rispetto a questo quadro complessivamente favorevole per il mercato del lavoro italiano, sarà di rilievo l'analisi della prova dei fatti in corrispondenza dell'attesa ripresa del ciclo economico, particolarmente nel confronto con i principali partner *europei. L'azione governativa continuerà a perseguire attivamente la strada delle riforme strutturali del mercato del lavoro, in contemporanea con la messa a punto di un*

[5] Il computo della quota del lavoro è stato effettuato sulla base del numero di occupati ed imputando agli occupati indipendenti gli stessi redditi degli occupati dipendenti. Nella letteratura esso corrisponde al concetto standard di *adjusted labour share.* La quota del lavoro corrisponde, per costruzione, al rapporto tra redditi reali pro capite (deflazionati con i prezzi base del valore aggiunto settoriale) e produttività, un aumento (diminuzione) della quota indica quindi crescita dei salari reali più forte (lenta) della produttività.

effettivo e congruo sistema di ammortizzatori sociali, al fine di cogliere al massimo gli impulsi derivanti dalla congiuntura più favorevole.

La crescita dell'occupazione in Italia, nel 2003, sarà, infatti, positiva, attestandosi allo 0,6 per cento, pur in rallentamento rispetto al 2002 (1,1 per cento). Il peggioramento sarebbe particolarmente marcato nel settore dell'industria in senso stretto (-0,1 per cento nel 2003 contro 0,4 per cento nel 2002); nei servizi la domanda di lavoro aumenterebbe dello 0,9 per cento (1,5 nel 2002).

Tavola II.4 - Occupazione (unità standard di lavoro)
(variazioni percentuali)

	2002	2003
Agricoltura	-2,2	-2,0
Industria	0,7	0,5
in senso stretto	0,4	-0,1
costruzioni	1,6	2,2
Servizi	1,5	0,9
privati(*)	2,0	1,4
pubblici(**)	0,8	0,2
INTERA ECONOMIA	1,1	0,6

(*) Include commercio, alberghi, trasporti, comunicazioni, intermediazione creditizia, servizi vari ad imprese e famiglie.
(**) Include pubblica amministrazione, istruzione, sanità, altri servizi pubblici, servizi domestici presso le famiglie

Il contributo della componente femminile alla crescita occupazionale risulta elevato. In aprile, in base all'ultima rilevazione pubblicata dall'ISTAT sulle forze di lavoro, il ritmo di crescita dell'occupazione femminile (2,3 per cento) è tornato ad attestarsi sui livelli registrati nel corso del primo semestre del 2002, dopo il rallentamento di ottobre 2002 e gennaio 2003 (rispettivamente 1,7 e 1,4 per cento).

La Legge delega sul mercato del lavoro (n.30/2003) ha introdotto nuove figure contrattuali (*staff leasing*, lavoro a chiamata, *job-sharing*, nuove regole sul *part-time)* che dovrebbero stimolare la partecipazione femminile al mercato del lavoro.

EVOLUZIONE DELL'OCCUPAZIONE FEMMINILE NELL'ULTIMO QUINQUENNIO

Dalla seconda metà degli anni novanta l'economia italiana ha registrato una notevole crescita occupazionale. Nonostante il rallentamento imposto dalle sfavorevoli condizioni congiunturali dell'ultimo anno, il periodo dal 1998 al 2002 ha visto una crescita di circa 1.4 milioni di posti di lavoro, con un incremento di circa 4 punti del tasso d'occupazione (calcolato come rapporto tra occupati e popolazione in età lavorativa, 15-64 anni). Un contributo significativo a tale crescita è certamente legato all'introduzione di misure volte a favorire la flessibilità del mercato del lavoro, attraverso un processo che ha favorito l'entrata nel mercato del lavoro di soggetti in precedenza esclusi. Testimonianza di ciò si trova nell'incremento dell'offerta di lavoro e nel concentrarsi della maggiore occupazione nella componente femminile: per le donne l'aumento del tasso d'occupazione, nel quinquennio citato, si cifra in circa 5 punti percentuali. Dal 1998 al 2002, infatti, l'occupazione femminile è cresciuta ad un ritmo cinque volte superiore a quella degli uomini (12,1 per cento, il tasso di incremento medio dell'occupazione femminile nel 2002 contro il 3,8 per cento maschile). In rapporto all'espansione totale dell'occupazione, quella femminile ha inciso per circa i tre quinti; nel 2002 il livello delle donne occupate si è attestato a 8.236 milioni di individui (il 37, 7 per cento dell'occupazione complessiva). Le donne sono più presenti, rispetto agli uomini, nel lavoro dipendente che in quello autonomo (in particolare, tra le donne, figurano meno imprenditori e liberi professionisti) e, per quanto riguarda il lavoro dipendente, occupano in minor misura posizioni dirigenziali. Per contro, il 44,6 per cento delle donne occupate svolgono mansioni da impiegate.

Figura 1 - Distribuzione dell'occupazione per sesso e posizione dell'occupazione, 2002
(valori assoluti)


6.000
5.000
4.000
3.000
2.000
1.000
0
Maschi
Femmine
Dirigenti
Quadri
Impiegati
Operai

Fonte: ISTAT

La presenza femminile nel mercato del lavoro nel nostro paese è, inoltre, caratterizzata da un'elevata dispersione per area geografica dei tassi di occupazione; è nelle regioni del Centro-Nord che si riscontra la maggiore concentrazione dell'occupazione femminile. Nel Nord Est, in particolare, il tasso di occupazione femminile (15-64 anni) ha raggiunto, nella media del 2002, il 54,4 per cento, a fronte del 27 per cento relativo al meridione. Pertanto, mentre nelle regioni centro settentrionali il suddetto tasso è allineato su livelli europei (nel 2002, il valore di tale indicatore con riferimento all'intera Unione è stato del 55,5 per cento), nel Mezzogiorno il divario risulta particolarmente ampio (27 per cento).

Figura 2 - Tassi di occupazione (15-64 anni) per sesso e ripartizione geografica (2002)


80,0
70,0
60,0
50,0
40,0
30,0
20,0
10,0
0,0
Nord ovest
Nord Est
Centro
Sud
Donne
Uomini

Fonte: ISTAT

Nonostante i progressi degli ultimi anni, l'Italia continua a registrare un tasso di partecipazione al mercato del lavoro relativamente basso, soprattutto tra la popolazione femminile. Sia in Italia che nel resto dell'area-euro, i tassi di occupazione femminile per classi di età sono caratterizzati da un profilo "a gobba".

Figura 3 - Tassi di occupazione femminili per fasce di età in Italia, area-euro, e paesi nordici. 2001


90
80
70
60
50
40
30
20
10
Tassi di Occupazione
15-19
20-24
25-29
30-34
35-39
40-44
45-49
50-54
55-59
60-64
Fasce di età
Area EURO*
Paesi Nordici**
Italia

(*) escluso il Lussemburgo

(**) Danimarca, Finlandia, Norvegia, Svezia

Nelle classi di età più giovani, la percentuale di donne occupate è piuttosto bassa, mentre aumenta man mano che si considerano donne in età più adulta, fino a raggiungere un picco fra i 35 e i 44 anni. Viceversa, avvicinandosi l'età pensionabile, il tasso di occupazione declina vistosamente. Ma in ciascuna classe di età considerata, il livello del tasso di occupazione femminile italiano è decisamente inferiore alla media europea. Anche nella fascia di età tra i 35-40 anni, dove il tasso di occupazione è massimo, l'Italia registra un differenziale con la media europea di quasi dieci punti percentuali. Rispetto agli altri paesi europei, il divario per l'Italia, distribuito fra tutte le fasce di età, raggiunge il culmine nella fascia 45-49 anni (in relazione alla più

favorevole legislazione sul pensionamento anticipato). E nelle fasce di età centrale, la bassa occupazione è strettamente associata alla bassa partecipazione femminile al lavoro all'interno dei nuclei familiari.

Tavola 1 - Tassi di occupazione femminili per classi di età, stato civile e area geografica. 1995-2002

Classi di età	Stato Civile	Italia 1995	Italia 2002	Centro - Nord 1995	Centro - Nord 2002	Sud - Isole 1995	Sud - Isole 2002
30-34	Totale	49,5	56,7	61,6	71,1	29,5	32,7
	Nubile	63,3	67,6	75,3	80,8	39,7	41,9
	Coniugata	45,3	50,8	56,9	65,7	27,3	28,6
35-39	Totale	52,0	56,5	62,2	69,1	34,6	35,2
	Nubile	67,0	71,6	78,6	82,4	45,8	49,4
	Coniugata	48,9	52,3	58,8	65,2	32,8	32,2
40-44	Totale	50,3	56,4	56,9	66,7	38,5	39,0
	Nubile	65,0	70,9	73,8	81,0	51,9	52,5
	Coniugata	47,6	53,1	53,9	63,5	36,8	36,7

Fonte: Elaborazione su dati ISTAT

Per le donne tra i 30 e 44 anni, il differenziale occupazionale tra donne nubili e donne attualmente coniugate è pari a circa 8 punti percentuali: mentre il 70 per cento delle donne nubili tra i 40 e 44 anni risultavano occupate nell'aprile del 2002, tale percentuale si riduceva a poco più del 50 per cento per le donne coniugate, con differenziali anche maggiori nel Mezzogiorno. Un altro elemento utile, ai fini di una migliore comprensione degli aspetti strutturali dell'occupazione femminile, è il fatto che l'occupazione femminile si concentra nelle donne con alti livelli di istruzione. Gli uomini, al contrario si distribuiscono, secondo il titolo di studio posseduto, in modo più equo. Dai dati emerge che il 62 per cento delle donne occupate possiede un elevato titolo di studio (diploma o laurea), contro il 50 per cento circa degli uomini. Tale fenomeno risulta accentuato nel Mezzogiorno.

Figura 4 - Distribuzione degli occupati per titoli di studio (aprile 2002)


50,0
40,0
30,0
20,0
10,0
0,0
maschi
femmine
laurea o dottorato
diploma di maturità o di qual. Professionale
Licenza media
Lic. Elementare/nessuno

Fonte: ISTAT

Un importante contributo all'incremento del tasso di occupazione femminile è derivato, inoltre, dal lavoro a tempo parziale. Tale tipologia di lavoro "atipico" è del

resto già parte integrante delle misure destinate all'obiettivo di favorire sia la prtecipazione femminile al mercato del lavoro, sia l'"occupabilità" delle donne anche nelle regioni meridionali[6]*. In Italia, le donne con un'occupazione part-time sono circa 1 milione 130 mila (80 per cento dell'occupazione dipendente a tempo parziale), rispetto alle 811 mila circa nel 1998. La percentuale di donne che lavorano secondo tale tipologia contrattuale è significativamente più elevata nell'Unione Europea (pari al 33,8 per cento della media dell'Unione Europea contro il 17,8 per cento in Italia nel 2001). Si può, inoltre, osservare come ad elevati tassi di occupazione femminile, corrisponde, in generale, un'ampia diffusione del lavoro a tempo parziale. L'ampio divario con il resto d'Europa sta ad indicare che esistono, tuttora, ampi margini di estensione di questo strumento.*

Effetti positivi sull'evoluzione dell'occupazione femminile nel medio periodo sono attesi anche dalla riforma fiscale avviata dal governo e dalle sue successive implementazioni.

EFFETTI DELLA RIFORMA FISCALE SULLA PARTECIPAZIONE FEMMINILE AL MERCATO DEL LAVORO

L'obiettivo di accrescimento dell'offerta di lavoro si concentra su tre aspetti fondamentali:

- *il Mezzogiorno, ove l'occupazione regolare è su livelli endemicamente bassi*
- *i gruppi socio-demografici caratterizzati da bassa partecipazione strutturale*
- *le fasce di età vicine alla pensione, che, nonostante i più recenti progressi, rimangono caratterizzate da una fuoriuscita troppo precoce dal mercato del lavoro.*

Un ruolo importante di stimolo all'offerta di lavoro può derivare dall'intervento di riduzione delle imposte sul reddito operato nel corso del 2003, dal momento che i benefici fiscali sono concentrati sui redditi individuali più bassi.

Per comprendere il legame tra offerta di lavoro e riduzione fiscale, è fondamentale distinguere tra soggetti che già partecipano al mercato del lavoro e soggetti che inizialmente si collocano fuori dalla forza lavoro. Nella letteratura economica, i primi soggetti operano sul margine intensivo dell'offerta di lavoro (variazione delle ore di lavoro, posto che già si sia occupati), mentre i secondi soggetti operano sul margine estensivo (partecipazione o meno al mercato).

Per gli individui sul margine intensivo dell'offerta di lavoro, una riduzione fiscale induce un effetto sostituzione ed un effetto reddito, il primo a favore d'aumento dell'offerta di lavoro - in quanto una riduzione dell'aliquota marginale aumenta il costo opportunità delle attività non lavorative – il secondo operante nel senso d'una riduzione dell'offerta di lavoro - in quanto le minori imposte consentono di ottenere lo

[6] *In base alle indicazioni del NAP (Piano nazionale per l'occupazione), presentato dal governo nella scorsa primavera, il tasso di occupazione femminile dovrebbe essere innalzato al 46 per cento entro il 2005. Nel Piano sono contenute, fra l'altro, alcune misure per raggiungere tale obiettivo: incentivazione alla diffusione del lavoro a tempo parziale e valorizzazione dell'offerta formativa.*

stesso reddito netto con un minor impegno lavorativo. Gli effetti netti complessivi della riduzione delle imposte sono perciò ambigui per gli individui che operano sul margine intensivo dell'offerta di lavoro.

Meno ambigui sono invece gli effetti per individui che operano sul margine estensivo: ipotizzando l'assenza di redditi diversi da quelli da lavoro (e tralasciando la presenza di un aumento del redito netto del coniuge ove questi già lavori), la riduzione delle imposte determina soltanto un effetto sostituzione, senza produrre alcun effetto reddito, sì da implicare un aumento della probabilità di partecipare al mercato del lavoro.

Tali congetture teoriche sono in effetti confermate dalle verifiche esistenti di natura econometrica. Per gli individui che operano sul margine intensivo dell'offerta di lavoro, indipendentemente dal sesso, l'effetto reddito e l'effetto sostituzione sono molto piccoli e di segno opposto. Viceversa, per le donne coniugate che operano sul margine estensivo, l'elasticità dell'offerta di lavoro al salario appare molto più alta. Anche se le stime dell'elasticità dell'offerta dipendono dai dettagli analitici del modello utilizzato, gli studi più attendibili sembrano essere quelli che prendono esplicitamente in considerazione i vincoli esistenti in termini di salario e ore lavorate, la situazione del mercato locale del lavoro, la natura congiunta delle decisioni in tema di lavoro e fertilità dei due coniugi. In questa direzione, un certo consenso emerge nella letteratura sul fatto che l'elasticità dell'offerta di lavoro femminile sia superiore a quella maschile, ragguagliandosi la prima intorno a 0.7, la seconda al massimo a 0.5.

*Le considerazioni ora esposte sono particolarmente importanti nel contesto italiano, dal momento che è proprio sul margine estensivo e sul tasso di occupazione femminile che l'Italia risulta essere particolarmente in ritardo. Tenendo conto che l'intervento fiscale già approvato riguarda i redditi medio-bassi, è opportuno rilevare che gli stessi studi econometrici evidenziano un'elasticità dell'offerta di lavoro chiaramente decrescente all'aumentare del livello di reddito (da valori di 3.4 per le donne a basso reddito familiare, 0.8 per le donne a reddito medio, e 0.09 per le donne in famiglie a reddito elevato). Pur nella difficoltà di precisare gli effetti dell'intervento fiscale in termini di aumento della partecipazione al lavoro, è plausibile concludere che la manovra fiscale garantirà, nel medio periodo, una maggior crescita dell'*output *potenziale.*

In aggiunta a tali effetti, ulteriori stimoli potranno derivare dalla rimozione degli ostacoli residui alla partecipazione delle donne in età centrale con carichi famigliari. Un impedimento in questa direzione è legato alla bassa disponibilità, in Italia, di servizi pubblici e privati per l'infanzia, un settore ad alta intensità di lavoro femminile.

Nel 2003, in presenza di un lieve rallentamento dell'offerta di lavoro, il tasso di disoccupazione continuerebbe a scendere attestandosi all'8,8 per cento.

Tavola II.5 - Offerta, domanda di lavoro e disoccupazione
(variazioni percentuali)

	2002	2003
Forze di lavoro	0,9	0,8
Occupati	1,5	1,0
Disoccupati	-4,5	-1,6
Tasso di disoccupazione	9,0	8,8
Tasso di occupazione (15-64	55,4	56,1
Tasso di attività	61,0	61,6

Fonte: Elaborazioni e stime su dati ISTAT, Rilevazione trimestrale delle forze di lavoro

A fronte degli andamenti congiunti dell'attività produttiva e dell'occupazione, il valore aggiunto per unità di lavoro crescerebbe dello 0,3 per cento, dopo la flessione registrata nel 2002 (-0,5 per cento).

Tenendo conto degli effetti dei rinnovi contrattuali già conclusi (nei primi mesi del 2003 sono stati rinnovati il contratto nazionale dei metalmeccanici e del commercio, e nel settore pubblico, quelli dei ministeri, degli enti pubblici non economici e della scuola) e di quelli da attivare nel corso dell'anno, (tra cui nel settore del pubblico impiego Enti locali e Sanità) le retribuzioni lorde pro-capite registrerebbero un'aumento dell'ordine del 3,0 per cento.

Il costo del lavoro per dipendente aumenterebbe del 3,2 per cento nel 2003, in linea con la dinamica retributiva. Nonostante l'accelerazione salariale, il costo del lavoro per unità di prodotto, giovandosi del recupero di produttività, crescerà del 3,1 per cento, in linea con il risultato del 2002.

Tavola II.6 - Redditi e retribuzioni per unità di lavoro dipendente

(variazioni percentuali)

	2002	2003
Costo del lavoro per dipendente		
Industria in senso stretto	2,6	2,7
Servizi	2,3	3,5
Intera economia	2,4	3,2
Retribuzioni lorde per dipendente		
Industria in senso stretto	2,8	2,8
Servizi	2,5	3,3
Intera economia	2,6	3,1
Oneri sociali (1)		
Industria in senso stretto	43,5	43,4
Servizi	35,4	35,6
Intera economia	37,3	37,4
Costo del lavoro per unità di prodotto (CLUP) (2)		
Industria in senso stretto	3,0	1,7
Servizi	3,0	3,5
Intera economia	3,1	3,1

(1) in percentuale delle retribuzioni lorde

(2) CLUP calcolato sul valore aggiunto ai prezzi base e, per l'intera economia, sul PIL

A fronte degli andamenti salariali descritti, l'inflazione al consumo, misurata sull'indice dei prezzi al consumo per le famiglie di operai e impiegati (al netto dei consumi di tabacchi), è prevista rimanere stabile nel 2003, sullo stesso livello dello scorso anno (2,4 per cento). Tale stima sconta l'accelerazione registrata nei primi mesi dell'anno, determinata principalmente dall'aumento dei prezzi energetici. L'apprezzamento dell'euro favorirà la netta discesa dell'inflazione nella seconda parte dell'anno. Il differenziale di inflazione con l'area dell'euro (misurato sull'indice armonizzato) è previsto in lieve riduzione.

Il confronto con le previsioni del DPEF 2003-2006

Rispetto alle previsioni contenute nel DPEF dello scorso anno (che erano in linea con quelle elaborate all'epoca dai principali organismi internazionali), la stima della crescita del prodotto interno lordo, a riprova delle difficoltà di previsione riscontrate negli ultimi due anni, è stata rivista al ribasso, dal 2,7 allo 0,8 per cento.

La ragione dello scostamento è principalmente ascrivibile al forte rallentamento dell'economia mondiale nella seconda parte del 2002 e al clima di incertezza prevalso all'inizio del 2003. Questi fattori hanno indotto gli organismi internazionali a rivedere al ribasso le proprie previsoni. La stima relativa alla crescita del commercio mondiale è stata corretta di oltre 4 punti percentuali (dal 9,5 al 5 per cento); quella relativa al tasso di crescita dei paesi dell'area dell'euro risulta diminuita di oltre due punti percentuali (dal 3 allo 0,8 per cento).

La minor crescita avrà un impatto sull'andamento del mercato del lavoro: il tasso di disoccupazione nel 2003 è stimato pari all'8,8 per cento (8,6 nel DPEF dello scorso anno).

Per quanto attiene all'inflazione, la stima di un tasso più elevato sconta gli effetti residui dovuti agli aumenti dei prezzi petroliferi e una maggiore dinamica del costo del lavoro per unità di prodotto, nonché una lieve ripresa dei margini aziendali, dopo la contrazione subita nel biennio 2001-2002.

Tavola II.7 – Scostamento delle previsioni per il 2003

	DPEF 2003-06	DPEF 2004-07
Tasso di crescita del PIL reale	2,7	0,8
Tasso d'inflazione	1,7	2,4
Tassi forward dei Bot a 12 mesi (*)	3,65	2,15
Tassi di crescita dell'occupazione (unità di lavoro)	1,5	0,6
Tasso di disoccupazione (in percentuale della forza lavoro)	8,6	8,8
Tasso di occupazione (tasso specifico età 15-64 anni)	56,5	56,1

(*) Fine anno.

II.1.1 Le tendenze economiche territoriali nel 2003

Anche nell'attuale fase congiunturale, il Mezzogiorno continua a crescere più rapidamente del resto del Paese. Nel biennio 2001-2002 la crescita media annua è stata di 4 decimi di punto superiore a quella del Centro Nord (1,4 contro 1 per cento); un divario simile è atteso per il 2003.

In un quadro di crescita modesta, il Mezzogiorno mostra maggior dinamismo, sia con riguardo alla creazione di nuove imprese, sia in termini di occupazione, specie industriale.

I dati disponibili fino al marzo di quest'anno confermano (anzi accentuano) la tendenza del Mezzogiorno a una crescita del numero di imprese più elevata rispetto al resto del Paese (con una crescita del 2,9 per cento dello *stock* di imprese extra-agricole rispetto a dodici mesi prima, contro lo 0,5 del Centro Nord), in particolare nel comparto dei servizi e del turismo. Il contributo netto delle esportazioni torna ad essere positivo,

dopo la flessione registrata nel 2002, con un contributo determinante delle vendite all'estero di prodotti petroliferi.

L'occupazione totale del Mezzogiorno, è tornata a crescere lievemente in aprile (0,3 per cento in termini destagionalizzati rispetto a gennaio, in linea con il Centro Nord), recuperando pienamente la lieve flessione di fine 2002. La stasi nell'occupazione del Sud a partire dalla metà dello scorso anno non è dovuta solamente al ciclo economico sfavorevole ma riflette anche la difficile, tuttavia indispensabile, fase di assestamento di alcuni strumenti di incentivazione del capitale e del lavoro (cfr. cap. IV.3), portata a buon fine con la scorsa Legge Finanziaria. Nel settore extra-agricolo si è comunque continuato a osservare un andamento dell'occupazione positivo e superiore a quello del Centro Nord (0,5 per cento di crescita rispetto a gennaio, contro lo 0,3 per cento del Centro Nord). Sempre nel settore extra-agricolo l'aumento netto dell'occupazione negli ultimi due anni è pari a 181 mila addetti.

Figura II.2 - Occupati per ripartizione

(1995=100, dati destagionalizzati)


Totale economia
Industria e servizi
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Mezzogiorno
Centro Nord

Fonte: Istat, Indagine Forze di lavoro.

Il superamento della fase di incertezza, con il rifinanziamento di molti interventi con effetti diretti sull'occupazione, e l'accelerazione degli investimenti pubblici dovrebbero assicurare nel corso dell'anno una ripresa del trend di crescita dell'occupazione. E' quanto suggerisce anche l'indagine *Excelsior,* svolta da Unioncamere, sui fabbisogni occupazionali delle imprese italiane, con il proseguimento della crescita degli occupati dipendenti del settore privato nel Mezzogiorno (3,8 per cento), superiore rispetto a quella media nazionale (2,4 per cento).

Le aspettative di consumatori e imprenditori nel Mezzogiorno mostrano, nel corso dell'anno, andamenti difformi. Nel mese di giugno, nel Mezzogiorno, le attese dei consumatori sono orientate al pessimismo, quelle degli imprenditori mostrano un ottimismo superiore a quello del resto del Paese.

Il perdurare di un ciclo generale insoddisfacente induce a stimare per l'anno in corso un aumento tendenziale del PIL del Mezzogiorno di poco superiore all'1 per cento, comunque più elevato di circa 4 decimi rispetto a quello del Centro Nord. Alla performance del Mezzogiorno contribuisce la diffusa azione di politica economica volta al rafforzamento delle istituzioni del Mezzogiorno e al miglioramento della qualità degli investimenti pubblici, nonché la ripresa della spesa in conto capitale (cfr. cap IV). L'incremento complessivo degli investimenti fissi lordi, pubblici e privati, (1,4 per cento nel 2002, 1,9 per cento circa stimato nel 2003) continuerebbe a dare un forte contributo alla crescita: nell'ultimo quadriennio tale incremento eccede in media quella del Centro Nord di circa 1,4 punti l'anno.

CRESCITA DEL MEZZOGIORNO RISPETTO ALL'ITALIA: OBIETTIVI PROGRAMMATICI E RISULTATI

Il confronto fra obiettivi programmatici di crescita del Mezzogiorno contenuti nel Quadro comunitario di sostegno (QCS) 2000–2006 concordato con l'Unione europea e risultati effettivi offre alcuni spunti significativi. Per tenere conto del ciclo economico internazionale e italiano, che è stato decisamente peggiore di quello a suo tempo previsto, e isolare così le specificità del Mezzogiorno, obiettivi e risultati sono confrontati con riferimento al differenziale di crescita fra il Mezzogiorno e l'Italia nel suo complesso.

Figura 1 Differenziale di crescita del Mezzogiorno rispetto all'Italia: obiettivi programmatici e risultati


Prodotto interno lordo
Obiettivi programmatici 1
Risultati 2
2,0
1,5
1,0
0,5
0,0
-0,5
-1,0
-1,5
-2,0
1999
2000
2001
2002
2003
Investimenti fissi lordi
Obiettivi programmatici 1
Risultati 2
6,0
4,0
2,0
0,0
-2,0
-4,0
-6,0
1999
2000
2001
2002
2003

[1] *Obiettivi del Piano di Sviluppo del Mezzogiorno (1999) e poi del Quadro comunitario di sostegno 2000-2006.*
[2] *Per il Mezzogiorno: 1999-2002, Istat Conti regionali, 2003, valori programmatici DPEF 2004-2007. Per l'Italia: 1999-2002, Istat Conti Nazionali; 2003, valori programmatici DPEF 2004-2007.*

Per quanto riguarda la crescita del PIL, si osserva una corrispondenza fra obiettivi e risultati: seppure in misura inferiore alle previsioni, si è prodotto ed è andato crescendo un lieve differenziale positivo a favore del Mezzogiorno. Questo accostamento fra risultati e previsioni deriva dal fatto che le previsioni originarie del QCS scontavano già in parte i tempi lunghi con cui può avere efficacia un intervento pubblico radicalmente diverso dal passato, incentrato su azioni di rafforzamento istituzionale e di offerta di infrastrutture e di beni e servizi pubblici e non su meri interventi di sussidio, distorsivi del mercato e dell'attitudine innovativa degli imprenditori.

Sulla base degli esercizi di simulazione effettuati[7], *effetti significativi sulla produttività e quindi sulla crescita avrebbero peraltro dovuto prendere a manifestarsi dal 2004, con un balzo del differenziale di crescita. Le difficoltà che ha incontrato il conseguimento da parte di grandi enti e Ministeri di spesa dell'obiettivo di destinare al Sud il 30 per cento delle risorse per spese in conto capitale, i tempi con cui l'azione di rinnovamento e di riqualificazione dei progetti si va manifestando e le resistenze che essa incontra in una parte dei ceti dirigenti, amministrativi e imprenditoriali, del Sud, spingono oggi a posporre al 2005 il punto di svolta.*

Questa valutazione è rafforzata dal confronto fra obiettivi e risultati relativo agli investimenti fissi lordi (pubblici e privati). Qui l'accostamento è meno forte: a un risultato assai inferiore alle previsioni nel 1999 (presumibilmente legato al forte aggiustamento impresso agli strumenti di intervento pubblico) hanno fatto seguito risultati assai costanti – una eccedenza della crescita nel Mezzogiorno sempre attorno a 1 punto – che si contrappongono alla previsione di una progressiva accelerazione. Cumulativamente, dal 2000 al 2003, la crescita degli investimenti nel Mezzogiorno avrebbe comunque prodotto una crescita accumulata (circa 4 punti superiore a quella dell'Italia) pari a quella prevista. Ma il mancato balzo (almeno stando alle previsioni) del 2003, a fronte di una buona performance di spesa dei fondi aggiuntivi, comunitari e nazionali, indica proprio le difficoltà a raggiungere l'obiettivo di spesa ordinaria al Sud, specie da parte di grandi enti pubblici, segnatamente Ferrovie dello Stato, e Ministeri di spesa (cfr. ad esempio la quota di spesa prevista per il 2003 per il Mezzogiorno dal Programma infrastrutture strategiche). A questo obiettivo, richiamato dalle parti economiche e sociali, si rivolgerà una ancor più forte azione di politica economica.

[7] Cfr. Quinto Rapporto del DPS 2001-2002, Riquadro D "Il modello econometrico per la valutazione delle politiche nel Mezzogiorno". Il Rapporto è disponibile sul sito del Dipartimento per le politiche di Sviluppo (http://www.dps.tesoro.it/).

II.2 La finanza pubblica nel 2003

Nel Documento di programmazione dello scorso anno il Governo, nel confermare e rafforzare il programma di riforme strutturali intrapreso all'atto del suo insediamento ed in linea con quanto deciso nei Consigli d'Europa di Lisbona e Barcellona, indicava nello 0,8 per cento del PIL l'obiettivo di indebitamento per il 2003, correlato ad una ipotesi di crescita del 2,9 per cento.

Successivamente nel mese di settembre, in linea con le stime dei principali organismi internazionali che avevano ridotto la crescita dei maggiori paesi industrializzati (per effetto dell'ulteriore rallentamento dell'economia nel secondo semestre del 2002), con la Nota di Aggiornamento al DPEF presentata contestualmente alla Relazione Previsionale e Programmatica, il Governo riformulava l'obiettivo di indebitamento netto per il 2003 all'1,5 per cento del PIL, obiettivo coerente con una previsione di crescita del 2,3 per cento.

Conseguentemente il Governo approntava una manovra correttiva, dell'ordine dell'1 per cento del PIL, la cui composizione teneva conto della difficile congiuntura: le misure di contenimento della spesa pubblica sono state integrate con provvedimenti a carattere straordinario che contribuiscono significativamente raggiungimento degli obiettivi per il 2003.

In occasione dell'aggiornamento della Relazione lo scorso aprile, si è preso atto che la ripresa era ben più lenta ed incerta anche per effetto della guerra in Iraq. Il Governo, quindi, ha ulteriormente ridotto la previsione della crescita per il 2003 all'1,1 per cento, rivedendo la stima dell'indebitamento netto al 2,3 per cento del PIL.

Tale revisione teneva conto dei risultati acquisiti nel 2002, della definizione degli interventi normativi adottati nel quadro della manovra di finanza pubblica per il 2003 e delle più aggiornate proiezioni tendenziali dei saldi relativi ai diversi comparti delle Amministrazioni pubbliche.

L'evoluzione dei conti pubblici nella prima parte dell'anno mostra un andamento del fabbisogno del settore statale sostanzialmente in linea con gli obiettivi prefissati, avvalorando l'orientamento prudente del Governo nell'affidarsi a correzioni di bilancio di natura straordinaria in una congiuntura economica ancora sfavorevole.

I risultati sui proventi delle sanatorie fiscali evidenziano una larga adesione da parte dei contribuenti e un gettito superiore alle attese, con effetti positivi sia nel breve periodo, in termini di aggiustamento dei saldi di bilancio nonché di contenimento

dell'emissione di titoli pubblici a copertura del fabbisogno finanziario, sia nel più lungo periodo, in ordine all'allargamento della base imponibile per gli anni successivi.

Il maggior gettito derivante dalle sanatorie compensa l'andamento delle entrate tributarie, la cui dinamica continua a risentire del prolungarsi del ciclo economico particolarmente sfavorevole. In particolare il gettito delle imposte dirette mostra una diminuzione, rispetto allo scorso anno, di circa l'1 per cento anche quale riflesso dell'entrata a regime del primo modulo della riforma fiscale, mentre quello delle indirette è atteso crescere del 2,4 per cento al di sotto di quanto stimato in precedenza.

Dal lato della spesa si rileva una crescita delle erogazioni complessive lievemente inferiore a quella prevista, con una ricomposizione delle dinamiche delle sue principali componenti.

Nell'ambito delle spese correnti si evidenziano minori oneri per il costo del servizio del debito, che beneficia della riduzione dei tassi di interesse.

Sulla base di queste tendenze l'indebitamento netto si colloca al 2,3 per cento del PIL, livello in linea con quanto indicato nell'Aggiornamento della Relazione Previsionale e Programmatica, pur in presenza di un lieve ridimenzionamento della crescita economica allo 0,8 per cento. L'avanzo primario, riflettendo la minore incidenza della spesa per interessi, è previsto ridursi al 3 per cento del PIL.

L'ammontare dell'indebitamento atteso, ove si scontino gli effetti del ciclo economico, risulta coerente con quanto indicato a settembre dello scorso anno. Tenuto conto, infatti, che le variazioni della crescita del PIL (inferiore nella previsione attuale di un punto e mezzo) si riflette sul bilancio pubblico in funzione dell'elasticità dell'indebitamento netto alla crescita pari a 0,45, il maggior deficit determinatosi nell'anno in corso (dell'ordine di otto decimi di punti percentuali) è imputabile al peggioramento del ciclo economico.

II.3 L'andamento tendenziale dell'economia italiana nel medio periodo (2004-2007)

Le previsioni di medio termine per l'economia italiana si basano sullo scenario internazionale descritto nel capitolo primo: la ripresa dei paesi industrializzati, prevista per la seconda metà dell'anno in corso, dovrebbe consolidarsi nel 2004, assestandosi, nel successivo triennio, su un *trend* non lontano da quello registrato mediamente negli anni novanta.

Per il nostro paese, le prospettive di crescita sono in linea con la media degli altri paesi europei: per l'intero periodo della previsione, il tasso di sviluppo dell'economia italiana tenderebbe a collocarsi intorno al 2 per cento, poco al di sopra di quello potenziale.

In assenza di nuovi interventi di politica economica, il divario tra *output* effettivo e *output* potenziale si ridurrebbe lentamente, persistendo ancora, seppur in misura limitata, alla fine del 2007. L'attuazione ancora parziale delle politiche di riforma dei mercati dei beni e del lavoro, tese a favorire un maggior grado di flessibilità, limita, infatti, la crescita della produttività totale dei fattori, con conseguenze negative sulla competitività dell'economia italiana e sulle potenzialità di crescita endogena.

PRODUTTIVITA' E COMPETITIVITA' NELL'ECONOMIA ITALIANA: ASPETTI DISAGGREGATI PER MACRO-REGIONI E MACRO-SETTORI

Nello scorso Documento di Programmazione Economico-Finanziaria (2003-2006) era stata presentata un'analisi relativa all'andamento della produttività totale dei fattori produttivi per il periodo 1971-2000 nel settore privato dell'economia italiana nel suo complesso. Con tale analisi era stata mostrata la correlazione negativa esistente fra la crescita della TFP (che è diminuita di un punto percentuale nel periodo considerato) e due indicatori, rispettivamente della competitività nel mercato dei prodotti (il mark-up*) e della rigidità del mercato del lavoro (il NAIRU). La considerazione di questi aspetti può risultare arricchita da un analogo studio condotto ad un livello più disaggregato. In particolare, il grado di competitività del mercato dei prodotti può essere utilmente analizzato operando una disaggregazione settoriale, mentre le caratteristiche regionali del mercato del lavoro possono fornire un'ulteriore indicazione per le azioni di riforma strutturale.*

L'idea alla base dell'analisi è che la performance *economica, e quindi la crescita potenziale, sarebbero correlate negativamente al grado di rigidità dei mercati. Ne segue che interventi di riforma volti ad accrescere la flessibilità e la competitività dei mercati costituiscono il fondamentale impulso alla crescita della produttività del sistema. La* performance *economica è misurata mediante il tasso di crescita della*

*produttività totale dei fattori produttivi, o TFP (*Total Factor Productivity*), che misura il divario tra la crescita del prodotto e la crescita degli* input *utilizzati nella produzione. Più velocemente cresce tale divario più produttivo è un sistema e quindi maggiore il suo tasso potenziale di sviluppo economico.*

Utilizzando fonti ufficiali, e seguendo la metodologia comunemente impiegata del cosiddetto "Residuo di Solow", si sono calcolate la serie del tasso di crescita della TFP per macro-settori e macro-regioni dell'economia italiana relativamente al periodo 1981-2001. Le serie sono state opportunamente depurate della componente ciclica, mediante l'applicazione del filtro Hodrick-Prescott, una procedura ampiamente utilizzata per individuare il profilo tendenziale di una variabile. Le tabelle 1 e 2 presentano le medie quinquennali dei tassi di crescita della TFP.

Le tabelle presentano diverse indicazioni interessanti. La crescita della produttività per l'Italia rallenta a partire dai primi anni novanta. Quanto alla ripartizione territoriale il Nord-Est si conferma come l'area più dinamica della nazione nell'arco dei vent'anni considerati, seguito da Mezzogiorno e Nord-Ovest, entrambi al di sopra della media nazionale. Nell'ultimo quinquennio è il Nord-Ovest a registrare il maggior declino nel tasso di crescita della produttività, dopo aver riportato la migliore performance *nell'ultimo lustro degli anni ottanta. A partire dalla metà di tale periodo il Mezzogiorno mostra buone potenzialità di sviluppo, secondo la misura qui adottata, mentre è il Centro la regione in cui la produttività cresce più lentamente nell'arco dei vent'anni.*

Tabella 1. - Produttività totale dei fattori per le macro-regioni dell'Italia: medie quinquennali dei tassi di crescita percentuali
(dati di trend – periodo 1981-2001)

Periodo	Nord-Ovest	Nord-Est	Centro	Mezzogiorno	Italia
1981-1985	0,74	0,08	-0,04	0,34	0,26
1986-1990	1,31	1,28	0,84	1,04	1,13
1991-1995	0,90	1,34	0,80	1,02	1,03
1996-2001	0,25	0,76	0,51	0,71	0,56
1981-2001	0,77	0,86	0,52	0,77	0,73

Fonte: Elaborazioni su dati ISTAT

Tabella 2. - Produttività totale dei fattori per i macro-settori dell'economia italiana: medie quinquennali dei tassi di crescita percentuali
(dati di trend – periodo 1981-2001)

Periodo	Agricoltura	Industria	Industria in senso stretto	Industria delle costruzioni	Servizi
1981-1985	1,86	0,52	0,68	-0,24	-0,61
1986-1990	2,33	1,58	1,61	1,53	0,78
1991-1995	5,94	1,30	1,86	-0,83	0,44
1996-2001	3,43	0,32	0,42	0,20	0,36

Fonte: Elaborazioni su dati ISTAT

A livello settoriale, la crescita della TFP ha caratterizzato i vari comparti produttivi in maniera alquanto difforme tra loro. Il settore agricolo è contraddistinto da una crescita media tendenziale di oltre tre punti percentuali, mentre la TFP del settore industriale è cresciuta all'incirca di un punto percentuale. All'interno di tale settore, l'industria in senso stretto mostra la migliore performance, *mentre scarsa è quella delle costruzioni, in particolare nei primi anni ottanta e all'inizio dei novanta. Per l'industria e i servizi la TFP rallenta progressivamente a partire dai primi anni novanta, mentre per il settore agricolo tale diminuzione avviene a metà dello stesso decennio. La produttività dei servizi (in cui sono inclusi anche i servizi forniti dalle pubbliche amministrazioni) cresce in maniera modesta. Per quanto riguarda la relazione tra le riforme dei mercati e la produttività, è opportuno analizzare la correlazione tra la crescita della TFP e la competitività del mercato dei prodotti in un quadro di disaggregazione settoriale, mentre per studiare la correlazione con la rigidità del mercato del lavoro è più indicata una suddivisione territoriale. Il grado di disaggregazione operato consente l'impiego di indicatori semplici e tradizionali, non esenti da critiche, ma nondimeno abbastanza eloquenti. Nella tabella 3 viene presentato per le macro-regioni d'Italia il coefficiente di correlazione tra crescita della produttività e del tasso di disoccupazione, selezionato come* proxy *dello stato del mercato del lavoro locale.*

Tabella 3. - Correlazione tra produttività totale dei fattori e tasso di disoccupazione per le macro-regioni dell'Italia
(tassi di crescita dei dati di trend – periodo 1981-2001)

Macro-regione	Disoccupazione
Nord-Ovest	0.27
Nord-Est	-0.69
Centro	-0.27
Mezzogiorno	-0.36
Italia	-0.32

Fonte: Elaborazioni su dati ISTAT

Tabella 4. - Correlazione tra produttività totale dei fattori e mark-up per i macro-settori dell'economia italiana
(tassi di crescita dei dati di trend – periodo 1981-2001)

Settore	Mark-up
Agricoltura	0.70
Industria	-0.34
Industria in senso stretto	-0.46
Costruzioni	-0.47
Servizi	0.74

Fonte: Elaborazioni su dati ISTAT

Il coefficiente è di correlazione semplice ed è calcolato sulla base del periodo di vent'anni considerato. In questo caso, il tasso di disoccupazione rappresenta una misura dell'efficiente funzionamento del mercato del lavoro. Gli interventi di riforma per limitare le distorsioni nella struttura dell'occupazione si tradurrebbero, ceteris paribus, *in una riduzione del tasso di disoccupazione e potrebbero dar luogo a effetti positivi sulla produttività del settore privato dell'economia. Nella tabella 4 invece viene mostrato per i macro-settori dell'economia italiana il coefficiente di correlazione tra crescita della produttività e del* mark-up, *il margine applicato dalle imprese sui costi di produzione per ottenere il prezzo di vendita dei prodotti. Questo indicatore serve a valutare le condizioni concorrenziali del mercato dei beni e, indirettamente, il grado di regolamentazione che ostacola i meccanismi di mercato e la concorrenza. Anche in questo caso si tratta di una correlazione semplice, calcolata relativamente al periodo 1981-2001. Le politiche di riforma del mercato del lavoro nella direzione di una maggiore flessibilità e le politiche di liberalizzazione dei mercati dei prodotti dovrebbero tradursi, a parità di altre condizioni, in una riduzione del tasso di*

disoccupazione da un lato, e del mark-up *dall'altro, accompagnati ad una più vigorosa crescita della produttività totale dei fattori. La correlazione tra variazione nella crescita della TFP e del tasso di disoccupazione che si osserva in tabella 3, negativa per tre macro-regioni su quattro e per l'Italia nel suo complesso, fornisce supporto alla tesi espressa. La correlazione è più forte per il Nord-Est, la regione che si potrebbe ritenere maggiormente portata a beneficiare delle riforme in questione. Analoga è l'indicazione che proviene dal mercato dei prodotti considerato a livello settoriale, per lo meno per i comparti di maggiore rilievo ed interesse. Maggiore competitività e minore regolamentazione indurrebbero un'accelerazione nelle potenzialità di sviluppo dell'industria in senso stretto e nel settore delle costruzioni. Va tuttavia notato come la correlazione, pur se del segno atteso, non è quantitativamente molto elevata. La tesi secondo cui le riforme dell'assetto istituzionale del mercato dei beni e dei servizi possono indurre effetti positivi sulla produttività del sistema e quindi sulle sue potenzialità di crescita è da qualche tempo al centro del dibattito economico nazionale ed europeo. Un esame approfondito è stato condotto ricorrendo alla disaggregazione sia settoriale che territoriale per verificare se interventi di riforma del mercato del lavoro da un lato e dei prodotti dall'altro possano concorrere ad accrescere la* performance *economica a livello, rispettivamente, locale e settoriale. Pur utilizzando tecniche semplici di raffronto, è stata documentata l'esistenza di una relazione positiva tra l'adozione di interventi riformatori nei vari mercati e l'andamento della produttività nelle macro-regioni e nei macro-settori del sistema economico nazionale.*

La conclusione che emerge conferma i risultati di altri studi (OCSE e FMI), in un contesto di disaggregazione precedentemente non considerato. Il processo delle riforme di struttura alla ricerca di una maggiore flessibilità lascia intravedere la possibilità di non trascurabili guadagni di produttività del sistema economico e quindi conseguenze positive sul suo tasso di crescita.

La crescita nel 2004

Le prospettive di crescita dell'economia italiana indicate per il 2004 sono perfettamente in linea con quelle formulate dalla Commissione Europea nella primavera dell'anno in corso. In base a tali stime, coerenti con le ipotesi dei principali organismi internazionali, lo sviluppo risulterebbe pari all'1,8 per cento, in relazione al rafforzamento del quadro internazionale ed alla ripresa della domanda interna. L'andamento sarebbe inferiore a quello prospettato nel DPEF dello scorso anno, quale conseguenza della debole crescita nel biennio 2002-2003 e delle maggiori difficoltà della congiuntura internazionale, già analizzate nel capitolo precedente.

La crescita sarebbe trainata esclusivamente dalla domanda interna (1,8 per cento); le esportazioni nette, dopo aver sottratto più di un punto percentuale allo sviluppo nel corso degli ultimi due anni, darebbero un contributo negativo per un decimo di punto.

Tavola II.8 - Conto economico delle risorse e degli impieghi a prezzi 1995
(variazioni percentuali)

	2002	2003	2004	2005	2006	2007
PIL ai prezzi di mercato	0,4	0,8	1,8	2,1	2,2	2,1
Importazioni di beni e servizi	1,5	3,7	6,8	7,0	7,0	6,9
TOTALE RISORSE	0,6	1,4	2,9	3,3	3,4	3,3
Consumi finali nazionali	0,7	1,2	1,6	2,0	2,1	2,1
- spesa delle famiglie residenti	0,4	1,2	1,9	2,3	2,4	2,4
- spesa della P. A. e I.S.P	1,7	1,4	0,7	1,1	1,1	1,1
Investimenti fissi lordi	0,5	0,8	2,5	2,3	2,2	2,2
- macchinari, attrezzature e vari	0,6	0,4	2,9	2,6	2,6	2,5
- costruzioni	0,3	1,4	1,8	1,8	1,7	1,7
DOMANDA FINALE	0,7	1,2	1,8	2,1	2,1	2,1
Variazione delle scorte e oggetti di valore (*)	0,4	0,1	0,1	0,1	0,1	0,0
IMPIEGHI (incluse le scorte)	1,1	1,2	1,9	2,2	2,2	2,1
Esportazioni di beni e servizi	-1,0	2,0	6,3	6,8	6,8	6,8
TOTALE IMPIEGHI	0,6	1,4	2,9	3,3	3,4	3,3

(*) I dati in percentuale misurano il contributo alla crescita del PIL.

La spesa delle famiglie registrerebbe un aumento vicino al 2 per cento, riportandosi in linea con l'andamento medio degli anni novanta. I consumi acquisirebbero slancio dal rinnovato clima di fiducia, dagli incrementi del reddito disponibile e dal miglioramento del mercato del lavoro.

Gli investimenti fissi lordi, favoriti dal rafforzamento del quadro internazionale e della domanda interna e dal permanere di favorevoli condizioni di finanziamento, mostrerebbero una netta accelerazione (da 0,8 a 2,5 per cento), anche grazie alla spinta derivante dalla ripresa nella seconda parte del 2003.

La maggiore espansione degli scambi internazionali, unitamente al ridimensionamento degli effetti del forte apprezzamento dell'euro registrato nel 2003, si tradurrebbe in una ripresa delle esportazioni, dal 2 per cento del 2003 al 6,3 per cento nel 2004.

EFFETTI DELL'APPREZZAMENTO DELL'EURO SULL'INTERSCAMBIO COMMERCIALE DELL'ITALIA PER SETTORE E PER AREA

Dai primi mesi del 2002 il rapporto dollaro-euro è andato progressivamente aumentando (tranne una pausa durante l'estate dello scorso anno), portandosi da un valore di 0.87 nel febbraio 2002 a 1.15 nel maggio 2003, con una crescita superiore al 20 per cento. Tuttavia l'apprezzamento del tasso di cambio effettivo dell'euro è stato minore: del 16 per cento per l'area euro e del 9 per cento per l'Italia. Questo perché nella composizione geografica delle esportazioni italiane sono preponderanti gli scambi con gli altri paesi dell'UEM. Per quanto riguarda i cambi con le valute dell'Europa centrale[1] (il cui peso, insieme alla Russia, è del 3,8 per cento), il rafforzamento dell'euro è stato di gran lunga inferiore a quello registrato con il dollaro; viceversa l'apprezzamento dell'euro è risultato maggiore verso le valute dell'America Latina (area alla quale è destinato solo il 3 per cento delle esportazioni italiane).

Confrontando l'evoluzione dei tassi di cambio effettivi di Italia, Francia e Germania, emerge che l'apprezzamento maggiore è stato registrato dall'Italia e quello minore dalla Francia.


Tassi di cambio effettivi nominali di Italia Francia e Germania (febb.2002=1)
0,88
0,90
0,92
0,94
0,96
0,98
1,00
1,02
apprezzamento
deprezzamento
Italia
Germania
Francia

Gli effetti sull'economia italiana di un considerevole apprezzamento dell'euro rispetto alle altre valute internazionali, in particolare relativamente al dollaro, potrebbero essere rilevanti. Un elemento che contribuisce a determinare la forza di tali effetti è costituito dalle aspettative sulla dinamica futura del tasso di cambio. Infatti, per avvalersi pienamente e senza ritardo della ripresa della domanda nei mercati esteri, gli operatori devono difendere le proprie quote di mercato, anche a costo di ridurre il prezzo in valuta nazionale dei beni esportati, assorbendo eventuali perdite del cambio. Questo è possibile solo nel caso in cui essi si aspettino che il periodo di moneta forte non sia troppo lungo e che i costi da sostenere per tale scelta siano minori dei futuri vantaggi di mercato. Nel calcolo dei costi e dei benefici di un apprezzamento dell'euro, un operatore terrà anche conto dell'evoluzione favorevole dei prezzi di alcune componenti dei costi di produzione, in particolare delle materie prime energetiche e degli inputs intermedi importati dall'area extraeuropea, compensando in parte le perdite nei prezzi unitari delle esportazioni. Un altro fattore importante riguarda la struttura dei mercati esteri. In condizioni di

[1] Non vi sono state modificazioni di rilievo rispetto alle monete di Polonia, Ungheria e Repubblica Ceca, mentre rispetto alla moneta russa l'apprezzamento dell'euro da febbraio 2002 ad aprile 2003 è stato del 26%.

concorrenza monopolistica ed oligopolistica i prezzi sui mercati, sia esteri che nazionali, sono più stabili e le reazioni delle quantità vendute sono minori che in condizioni di concorrenza perfetta. In conseguenza, i prezzi dei beni in moneta nazionale venduti all'estero variano in relazione alle oscillazioni dei tassi di cambio; mentre quelli venduti sul mercato nazionale sarebbero più stabili.

Sulla base di tali considerazioni, si è proceduto a simulare l'effetto di una rivalutazione dell'euro sulle esportazioni italiane, per settore e per area di sbocco (tavola 1).[2] Per il nostro paese il mercato più importante è quello europeo, che assorbe circa il 70 per cento delle nostre esportazioni. L'apprezzamento dell'euro incoraggia la sostituzione delle esportazioni italiane con merci provenienti dai paesi extra-europei. Tuttavia, la presenza sul mercato dei competitori di origine non europea è limitata: essa infatti è pari al 30 per cento delle importazioni totali. Sulla base di tali elementi, la riduzione delle quantità esportate dall'Italia verso l'Europa sarebbe molto contenuta e pari a circa lo 0,9 per cento. La riduzione maggiore interesserebbe i prodotti petroliferi (-3,1 per cento), quella minore i settori della chimica e della gomma (-0.3 per cento).

Tavola 1 – Effetti di un apprezzamento dell'euro del 10 per cento sulle esportazioni settoriali dell'Italia

Settori	EUROPA	EXTRA EUROPA	MONDO	EUROPA	EXTRA EUROPA	MONDO
	composiz. delle esportazioni (%)			*Variazioni % delle esportazioni*		
Alimentare	72.4	27.6	100.0	-0.3	-5.9	-1.9
Tessile	72.2	27.8	100.0	-1.0	-2.8	-1.5
Cuoio	66.3	33.7	100.0	-1.0	-2.6	-1.5
Legno	70.7	29.3	100.0	-1.0	-2.6	-1.5
Carta	82.2	17.8	100.0	-1.0	-2.6	-1.3
Prod.petroliferi	63.5	36.5	100.0	-3.1	-4.5	-3.6
Chimico	72.5	27.5	100.0	-0.3	-3.3	-1.1
Gomma	82.3	17.7	100.0	-0.3	-2.5	-0.7
Min.non metall.	63.3	36.7	100.0	-0.9	-2.0	-1.3
Prodmetallici	77.0	23.0	100.0	-0.9	-3.8	-1.6
Apparecchimeccanici	62.1	37.9	100.0	-0.9	-4.7	-2.3
Macchinari elettrici	66.3	33.7	100.0	-0.9	-5.3	-2.4
Mezzi di trasporto	72.0	28.0	100.0	-0.9	-4.1	-1.8
Altri	58.2	41.8	100.0	-1.6	-2.5	-2.0
Totale	68.9	31.1	100.0	-0.9	-3.9	-1.8

Fonte: Elaborazioni su dati ISTAT ed altre fonti internazionali

Ben maggiore sarebbe l'impatto del rafforzamento dell'euro sulle esportazioni italiane destinate all'area extra-europea: circa il 4 per cento. Il risultato complessivo deriva dalla somma degli effetti di sostituzione tra produzione interna dei Paesi importatori (collocati all'esterno dell'Europa) ed importazioni provenienti dall'Europa

[2] Le principali ipotesi alla base della stima sono le seguenti:
- che l'apprezzamento dell'euro duri un intero anno e sia pari al 10 per cento rispetto a tutte le principali valute internazionali dell'area extra europea; il valore dell'euro rispetto alle altre valute europee si mantenga invariato;
- che gli operatori dei diversi settori della nostra economia siano in grado di sopportare temporaneamente le conseguenze dell'"euro forte" e quindi mutino in misura molto modesta i prezzi in valuta sui mercati esteri;
- che le elasticità di sostituzione tra esportazioni dei produttori nazionali ed esportazioni dei concorrenti esteri in un dato mercato estero e quelle tra esportazioni complessive e produzione interna dei paesi importatori siano differenti tra i principali gruppi di beni; che nell'ambito di un settore produttivo esse siano identiche per tutti i paesi e per tutte le aree considerate e siano pari alle stime ottenute dalle ricerche econometriche più recenti;
- che i prezzi in euro dei prodotti energetici provenienti dall'area europea si riducano del 10 per cento.

con gli effetti di sostituzione tra esportatori extra-europei ed europei. Le variazioni più rilevanti riguardano i settori della metallurgia e della meccanica (apparecchi meccanici, macchinari elettrici e mezzi di trasporto), i cui flussi esportati si riducono tra il 4 per cento ed il 5 per cento circa. Meno marcati, ma pur sempre significativi, sarebbero le perdite nei settori tradizionali (tessile, cuoio e calzature e industria del legno), in cui le esportazioni si riducono di circa il 2,5 per cento.

Tavola 2 – Effetti di un apprezzamento dell'euro del 10 per cento sulle importazioni

Settori	Composizione (%)	Quantità importate (variaz.%)
Agricoltura	3.5	4.0
Estraz.minerali non energetici	0.8	5.0
Estraz. minerali energetici	9.6	5.0
Alimentari	7.2	0.1
Tessili	5.5	0.8
Cuoio	2.5	1.0
Legno	1.3	0.2
Carta	2.6	0.5
Petrolifero	2.0	0.0
Chimico	13.8	0.6
Gomma	2.1	0.1
Minerali non metalliferi	1.1	0.2
Metalli	9.5	0.1
Apparecchimeccanici	8.0	0.6
Macchinari Elettrici	13.5	1.2
Mezzi di trasporto	15.4	0.5
Altri	1.6	0.3
Totale	100.0	1.1

Fonte: Elaborazioni su dati ISTAT e altre stime

Sulla base di ipotesi analoghe a quelle adottate per le esportazioni, sono stati simulati gli effetti di un apprezzamento dell'euro del 10 per cento anche sulle importazioni dell'Italia.[3] *I risultati ottenuti mostrano un aumento delle importazioni totali pari all'1,1 per cento. I settori industriali che risentono maggiormente dell'apprezzamento dell'euro sono quelli del cuoio, delle calzature, il tessile e quello della meccanica elettrica. Notevole l'incremento delle materie prime energetiche e non (pari al 5 per cento).*

L'elasticità delle esportazioni al commercio mondiale si attesterebbe su valori prossimi a quelli storici contraddicendo, almeno nel breve-medio periodo, le ipotesi sul declino del Paese. Una delle sfide più importanti per le imprese italiane nei prossimi anni sarà quella di conquistare maggiori quote di mercato nell'economia cinese e di far fronte alla crescente concorrenza dei prodotti di quel paese, che al momento riguardano settori tradizionali (in cui l'Italia è specializzata), ma in prospettiva riguarderanno sempre più settori ad alta tecnologia, ricalcando l'esperienza storica del Giappone.

[3] Sono state utilizzate le elasticità di sostituzione tra beni importati e beni prodotti all'interno del paese. L'effetto di sostituzione è stato calcolato solo per il flusso delle importazioni settoriali degli impieghi finali, assumendo immutata la quota importata di beni intermedi.

Anche le importazioni registrerebbero una netta accelerazione, in linea con la ripresa della domanda: la crescita si avvicinerebbe al 7 per cento (3,7 per cento nel 2003).

Il saldo corrente della bilancia dei pagamenti, in rapporto al PIL, continuerebbe ad essere negativo (0,4 per cento), pur con un miglioramento rispetto al 2003, riconducibile alla riduzione del *deficit* delle partite invisibili, in particolare, per effetto della ripresa del comparto del turismo; l'avanzo mercantile, in rapporto al PIL, si attesterebbe all'1,2 per cento.

La ripresa delle esportazioni, congiuntamente all'accelerazione degli investimenti, dovrebbe sostenere la crescita del valore aggiunto (1,9 per cento contro l'1,0 per cento del 2003), in particolare nell'industria in senso stretto. Anche il comparto dei servizi privati, trainato dalla ripresa dell'industria e dei consumi, mostrerebbe maggiore vivacità (2,3 per cento contro l'1,1 per cento del 2003).

In questo contesto, la crescita dell'occupazione tornerebbe ad essere sostenuta, sfiorando l'1 per cento. L'elasticità tra occupazione e PIL, dopo aver toccato valori molto elevati nel biennio 2001-2002 (di poco inferiori a 2), si attesterebbe intorno allo 0,5, in linea con il dato medio registrato nella seconda metà degli anni novanta.

Nell'industria in senso stretto, nonostante il recupero dell'attività produttiva, la ripresa dell'occupazione sarebbe lenta, riflettendo le esigenze competitive delle imprese, dopo la caduta di produttività subita negli ultimi due anni. Nel settore delle costruzioni, si registrerebbe un aumento dell'ordine del 2 per cento, in linea con gli andamenti medi dell'ultimo quinquennio. Il settore dei servizi privati, stimolato dalla ripresa dei consumi, manifesterebbe una tendenza a tornare verso tassi di crescita più vicini a quelli registrati mediamente nel passato decennio (1,7 per cento contro 1,4 per cento nel 2003).

L'accelerazione della dinamica occupazionale, in presenza di un aumento dell'offerta di lavoro in linea con le tendenze recenti, darebbe luogo a un nuovo processo di riduzione del tasso di disoccupazione, dall'8,8 per cento del 2003 all'8,5 per cento nel 2004, valore lievemente inferiore a quello stimato dalla Commissione per l'area dell'euro.

In virtù della ripresa ciclica della produttività e della moderazione salariale insita nelle linee guida della politica dei redditi, il costo del lavoro per unità di prodotto

crescerebbe ad un tasso dimezzato rispetto a quello registrato nel 2003 (1,5 contro 3,0 per cento).

A fronte di queste dinamiche, proseguendo la tendenza moderata degli impulsi inflazionistici esterni, l'aumento dei prezzi al consumo si collocherebbe, in media d'anno, leggermente al di sotto del 2 per cento.

La crescita nel triennio 2005-2007

Nel medio periodo la crescita del prodotto si attesterebbe al 2,1 per cento, lievemente al di sopra del 2,0 per cento, a riflesso dell'attenuarsi, dal lato esterno, della spinta propulsiva del commercio internazionale, e, dal lato interno, degli effetti delle politiche economiche varate dal Governo nel 2003.

Nel corso del triennio, la domanda interna risulterebbe la determinante principale della crescita (2,1 per cento). La spesa delle famiglie aumenterebbe mediamente poco meno del 2,5 per cento, gli investimenti poco più del 2 per cento.

Nel triennio, il contributo delle esportazioni nette risulterebbe nullo: il saldo corrente della bilancia dei pagamenti mostrerebbe un progressivo miglioramento, tornando in leggero attivo alla fine del periodo.

La crescita dell'occupazione si attesterebbe intorno all'1 per cento. Il tasso di disoccupazione scenderebbe nel 2007 all'8,0 per cento.

In assenza di *shock* esogeni, ipotizzando una sostanziale stabilità dell'euro e in presenza della decelerazione dei costi unitari del lavoro (indotta dalla maggiore produttività e dalla moderazione salariale), l'inflazione scenderebbe, alla fine del triennio, all'1,6 per cento.

Tavola II.9 - Quadro tendenziale: Indicatori macroeconomici di medio termine
(variazioni percentuali)

	2002	2003	2004	2005	2006	2007
Pil reale	0,4	0,8	1,8	2,1	2,2	2,1
deflatore consumi	3,0	2,7	2,1	1,8	1,7	1,7
deflatore PIL	2,7	2,8	1,9	1,8	1,8	1,8
Pil nominale	3,1	3,6	3,7	4,0	4,1	4,0
inflazione	2,4	2,4	1,9	1,7	1,6	1,6
costo lavoro	2,4	3,2	2,5	2,4	2,2	2,2
produttività (mis.su PIL)	-0,7	0,1	1,0	1,2	1,2	1,2
CLUP (misurato su PIL)	3,1	3,1	1,5	1,2	1,1	1,1
occupazione (ULA)	1,1	0,6	0,8	1,0	1,0	0,9
Tasso di disoccupazione	9,0	8,8	8,5	8,3	8,1	8,0
Tasso di occupazione (15-64 anni)	55,4	56,1	56,9	57,8	58,6	59,1
deflatore importazioni	-2,4	-2,7	1,0	1,5	1,5	1,5
commercio internazionale	3,2	5,0	8,5	8,0	7,7	7,7
prezzo del petrolio (1)	24,0	26,2	25,0	25,0	25,0	25,0
saldo corrente bil. pag.	-0,6	-0,6	-0,4	-0,2	0,0	0,2
esportazioni nette *	-0,7	-0,5	-0,1	0,0	0,0	0,0
scorte *	0,4	0,1	0,1	0,1	0,1	0,0
domanda nazionale *	0,7	1,2	1,8	2,1	2,1	2,1

(*) contributi alla crescita del PIL
(1) serie OCSE – valori cif

II.3.1 Le tendenze economiche territoriali nel 2004-2007

Per il periodo 2004-2007, le previsioni tendenziali scontano, da un punto di vista quantitativo, non solo spese dei fondi aggiuntivi per le "aree sottoutilizzate" limitate all'attuazione degli stanziamenti già previsti, ma soprattutto l'assenza di quei provvedimenti e di quell'azione continua del Cipe che devono assicurare il progressivo e rapido conseguimento dell'obiettivo di destinare al Sud il 30 per cento delle risorse ordinarie in conto capitale. È questa infatti la garanzia della effettiva addizionalità dei fondi comunitari già accordati e programmati.

Da un punto di vista qualitativo, non sono presenti quei provvedimenti che, sulla base dei risultati fin qui conseguiti, dovranno assicurare, anche con opportune riprogrammazioni dei fondi e con l'azione di meccanismi premiali e sanzionatori: efficacia degli investimenti; estensione del rafforzamento istituzionale (specie nelle Regioni) a quelle aree dove esso tarda a manifestarsi; semplificazioni e miglioramenti nel sistema di incentivi.

In assenza di questo apporto aggiuntivo delle politiche pubbliche, la dinamica del Pil tornerebbe, con l'esaurirsi del ciclo internazionale negativo del biennio 2002-03, sul

trend di sviluppo della seconda metà degli anni novanta (attorno a 2 per cento). In particolare, nel 2004, in presenza di una ripresa economica trainata dalla domanda estera, la previsione del PIL tendenziale per il Mezzogiorno sarebbe in linea con la media italiana. Negli anni successivi gli investimenti, finanziati solo con le risorse incluse nella legislazione vigente continuerebbero a produrre effetti economici, ma a un ritmo decrescente, attenuando la crescita del PIL.

II.4 Il quadro tendenziale di finanza pubblica 2004-2007

Il quadro tendenziale di finanza pubblica per gli anni 2004-2007 è stato costruito sulla base della legislazione vigente in relazione all'evoluzione attesa per l'anno 2003.

Per il 2004 e gli anni successivi esso è del tutto coerente con le previsioni della Commissione.

Le singole categorie di spesa e di entrata sono state stimate sulla base delle seguenti ipotesi:

- le retribuzioni pubbliche sono state valutate incorporando gli effetti correlati alla concessione dell'indennità di vacanza contrattuale, secondo l'attuale cadenza biennale prevista;
- il numero dei dipendenti del complesso delle Amministrazioni pubbliche è ipotizzato sostanzialmente invariato per l'intero periodo previsionale;
- la spesa per consumi intermedi, comprensiva di quella per la sanità, è stata stimata ad un tasso di crescita sostanzialmente pari a quella del PIL nominale, con una elasticità implicita pari a circa 1 nella media del periodo;
- la spesa sanitaria è stata valutata sulla base di un tasso di crescita medio nel periodo del 3,7 per cento, che tiene conto dell'evoluzione più recente nonché degli effetti finanziari correlati alle misure finalizzate al contenimento della spesa per il personale, acquisti beni e servizi, ospedaliera e farmaceutica adottate sulla base degli elementi emersi in sede del Tavolo tecnico di verifica degli adempimenti regionali e di monitoraggio della spesa;
- la spesa per pensioni è stata stimata sulla base di un tasso di variazione medio nel periodo pari al 3,7 per cento, correlato al numero di pensioni di nuova liquidazione,

ai tassi di cessazione stimati e alle regole in vigore di rivalutazione delle pensioni in base all'inflazione;

- la spesa per interessi è stata valutata tenendo conto del maggior fabbisogno finanziario dell'anno in corso ed utilizzando i tassi *forward* rilevati dalla struttura per scadenze dei tassi di mercato;
- la spesa in conto capitale, esclusi i proventi derivanti dalle dismissioni del patrimonio immobiliare contabilizzati come disinvestimenti, è stata stimata in relazione alle nuove autorizzazioni determinate dalle precedenti finanziarie, al loro stato di attuazione e all'entità dei residui. La dinamica della spesa esclude gli interventi di competenza dell'ANAS S.p.A., assunta come impresa esterna al comparto delle Amministrazioni pubbliche, in virtù del piano d'impresa, della struttura costi-ricavi, dei profili di rischio imprenditoriale;
- per le aziende di servizio pubblico, Poste Italiane e F.S. si è proiettato un consolidamento della loro situazione economica, con un utile destinato interamente all'autofinanziamento;
- per le entrate tributarie il gettito è stato stimato scontando da un lato il venir meno degli incassi relativi a misure *una tantum,* fatta salva la seconda rata relativa alle sanatorie fiscali prevista per il 2004, dall'altro l'effetto della minor crescita dell'anno in corso sulla determinazione dell'autoliquidazione del 2004. La pressione fiscale, per effetto del venir meno del gettito correlato alle misure straordinarie adottate negli anni precedenti, è prevista ridursi, nel 2004, di circa un punto percentuale e mantenere, nel successivo triennio, un *trend* discendente;
- per i contributi sociali è stata valutata una crescita con una elasticità media nel periodo dello 0,9 rispetto al PIL, sostanzialmente in linea con i valori storici.

Il profilo delle stime sugli andamenti delle entrate e delle spese delle Amministrazioni pubbliche nel quadriennio 2004-2007 (riportate nella tavola seguente) evidenzia il permanere di un rapporto tendenziale *deficit*/PIL ancora su valori elevati, anche per il venir meno delle misure una tantum (per definizione escluse dal quadro tendenziale). L'indebitamento netto tendenziale in rapporto al PIL passa dal 3,1 per cento del 2004 al 2,4 per cento del 2007.

In tale contesto, la dinamica tendenziale del rapporto debito/PIL risulterebbe non soddisfacente. Ma questa, appunto, è la tendenza da correggere con obiettivi di sviluppo e nel quadro del Patto di Stabilità e Crescita.

Tavola II.10 - Quadro delle previsioni a legislazione vigente: Conto delle Amministrazioni pubbliche
(importi in milioni di euro)

	consuntivo 2002	2003	2004	2005	2006	2007
ENTRATE						
- Imposte dirette	177.323	175.291	180.020	188.029	195.310	202.069
- Imposte indirette	183.606	187.949	195.550	205.125	214.299	222.333
- Imposte c/capitale	2.923	14.467	5.291	461	319	299
Totale Entrate tributarie	363.852	377.707	380.861	393.615	409.928	424.701
Contributi sociali	159.306	166.649	172.002	177.938	184.181	190.279
Altre entrate correnti	39.371	40.804	39.844	40.963	42.071	43.218
Entrate in c/capitale non tributarie	2.690	4.106	2.802	2.731	2.811	2.892
Totale Entrate	565.219	589.266	595.509	615.247	638.991	661.090
per memoria pressione fiscale	41,6	41,8	40,9	40,7	40,6	40,4
SPESE						
Redditi da lav. dipendente	134.593	140.590	142.123	145.066	148.042	151.092
Consumi intermedi	95.558	98.215	102.424	106.255	109.870	113.908
Pensioni	177.758	186.117	194.214	200.690	208.551	215.537
Altre prestazioni sociali	37.605	39.083	39.827	40.306	41.760	42.608
Altre spese correnti al netto interessi	34.615	36.727	39.800	40.837	41.607	42.107
Spese correnti al netto interessi	480.129	500.732	518.388	533.154	549.830	565.252
Interessi passivi	71.261	69.297	67.347	71.315	73.859	77.928
Totale spese correnti	551.390	570.029	585.735	604.469	623.689	643.180
di cui spesa sanitaria	78.796	81.969	84.081	87.605	91.206	94.926
Spese in c/capitale	42.888	49.600	51.428	56.401	56.334	54.476
Totale spese al netto interessi	523.017	550.332	569.816	589.555	606.164	619.728
Totale spese finali	594.278	619.629	637.163	660.870	680.023	697.656
Saldo primario	42.202	38.934	25.693	25.692	32.827	41.362
	3,4	3,0	1,9	1,8	2,2	2,7
Saldo di parte corrente	8.216	664	1.681	7.586	12.172	14.719
	0,7	0,1	0,1	0,5	0,8	1,0
Indebitamento netto	-29.059	-30.363	-41.654	-45.623	-41.032	-36.566
	-2,3	-2,3	-3,1	-3,2	-2,8	-2,4
Fabbisogno del settore statale	-26.040	-43.000	-63.000	-67.500	-70.200	-68.400
	-2,1	-3,3	-4,7	-4,8	-4,8	-4,5
PIL	1.258.350	1.303.662	1.351.609	1.405.455	1.462.544	1.520.625

III – GLI OBIETTIVI PROGRAMMATICI PER IL 2004 E IL MEDIO PERIODO

III.1 L'espansione del ciclo vitale e l'equilibrio tra risorse e spesa sociale

Negli ultimi decenni sono notevolmente aumentate le aspettative di vita degli italiani e la domanda di servizi. Anche le necessità di istruzione e di socializzazione sono cresciute, richiedendo il potenziamento dei programmi didattici e dei servizi di assistenza alle famiglie. Questi cambiamenti non hanno ancora trovato piena corrispondenza in alcuni fondamentali istituti economici, quali il sistema pensionistico e assistenziale, il mercato del lavoro e il sistema scolastico, creando crescenti squilibri nelle finanze pubbliche e frenando lo sviluppo dell'economia. In assenza di interventi strutturali che assicurino un migliore equilibrio tra le risorse disponibili e quelle necessarie per il soddisfacimento di adeguati servizi sociali e in presenza di tendenze demografiche negative – secondo le previsioni ISTAT - tali problemi sarebbero destinati ad aggravarsi nei prossimi anni.

Crescono i bisogni di socializzazione e di istruzione

L'integrazione dei bambini nella società avviene in un'età sempre più precoce, così come aumentano le esigenze di istruzione e di formazione professionale. Un moderno sistema scolastico richiede programmi didattici più ricchi ed approfonditi.

Queste esigenze sono state recepite dalla recente riforma della scuola proposta dal governo che, tra i suoi obiettivi, ha anche quello di garantire la possibilità di raggiungere livelli di istruzione più elevati e incrementare la partecipazione ad iniziative di "*life-long learning*". Si intende adeguare il sistema educativo nazionale alle necessità di un'economia sempre più basata sulla conoscenza, così come indicato dalla "Dichiarazione di Lisbona" del 2000 e più recentemente del documento sottoscritto il 19 giungo scorso dai sindacati e Confindustria "Accordo per lo sviluppo, l'occupazione e la competitività del sistema economico nazionale".

Figura III.1 - Il ciclo vitale


Età della formazione
Età lavorativa
Terza età
Consumi finali della P.A. per istruzione
(miliardi di Euro)
1998
1999
2000
2001
Tasso di scolarità
100
80
60
40
20
0
Materna
Secondaria superiore
Università
1995 - 1996
2000 - 2001
PIL
(var. %)
2,0
1,5
1,0
0,5
0,0
1996 - 2000
2001 - 2002
Produttività
(var. %)
1,5
1,0
0,5
0,0
1996 - 2000
2001 - 2002
Consumi finali della P.A. per sanità
(milioni di Euro)
74
68
62
56
50
1998
1999
2000
2001
Aspettative di vita e pensionamento
(var. %)
90
80
70
60
50
Aspettative di vita alla nascita
Età media di pensionamento
1993
2001
Istruzione
Lavoro
Pensioni
Nido
Scuola dell'obbligo
Istruzione superiore

La riforma della scuola, nelle sue linee di fondo, prevede, infatti, l'aumento degli anni di formazione universitaria con l'introduzione del biennio di specializzazione, riducendo, parallelamente, l'età minima richiesta per poter frequentare la scuola materna. Nel soddisfare la maggiore richiesta di servizi educativi per l'infanzia, si intende anche facilitare l'accesso delle donne al mercato del lavoro, considerando che il tasso di partecipazione femminile italiano è uno dei più bassi in Europa e che il suo incremento costituisce un obiettivo prioritario delle politiche del lavoro e delle pari opportunità. Le carenze attuali si riscontrano prevalentemente nella fase della prima infanzia. Infatti, mentre i servizi per i bambini dai tre ai cinque anni coprono la quasi totalità della domanda, quelli relativi alla prima infanzia, sia pubblici che privati, risultano insufficienti in quanto disponibili soltanto per un quinto della popolazione interessata. Questi limiti costituiscono un notevole onere a carico delle famiglie e scoraggiano la partecipazione femminile al lavoro. Il Libro Bianco sul *Welfare*, presentato dal Governo lo scorso febbraio, contiene numerose proposte a sostegno della natalità e, più in generale, della famiglia.

La terza età richiede crescenti risorse finanziarie

Nello spazio di due generazioni, la durata media della vita si è allungata di dieci anni. I progressi della medicina fanno prevedere un ulteriore consistente prolungamento della vita per le prossime generazioni. L'allungamento delle aspettative di vita comporta non solo maggiori erogazioni per le pensioni, ma anche la necessità di destinare una quantità crescente di risorse ai servizi sanitari e assistenziali alla terza età. Il livello della spesa sociale in Italia è tra i più alti in Europa; il 63 per cento è destinato agli anziani, rispetto al 44 per cento della Francia e al 42 per cento della Germania. Negli ultimi cinque anni, le cure sanitarie per le persone con oltre 65 anni sono cresciute di circa il 30 per cento e quelle per servizi di assistenza sono più che raddoppiate.

La riduzione del tasso di crescita dell'economia e della produttività, verificatasi nell'ultimo decennio rende più difficile reperire le risorse necessarie a finanziare servizi sociali sempre più qualificati e onerosi.

La necessità delle riforme

Al fine di assicurare un giusto equilibrio delle finanze pubbliche ed evitare che la pressione fiscale soffochi l'economia ed imponga un eccessivo onere alle generazioni

future, è necessario perseguire con vigore il cammino delle riforme nei settori dell'istruzione, del lavoro e delle pensioni.

La riforma dell'istruzione ed i provvedimenti a favore della ricerca e dell'innovazione riflettono la strategia adottata dal Consiglio Europeo di Lisbona per creare entro il 2010 "la più competitiva e dinamica economia del mondo basata sulla conoscenza".

Le riforme del mercato del lavoro attuate negli ultimi anni hanno introdotto maggiore flessibilità, producendo risultati molto positivi sull'occupazione e sul tasso di partecipazione, particolarmente su quello femminile.

Le misure già adottate e quelle in via di definizione per il sistema pensionistico hanno lo scopo di assicurarne l'equilibrio finanziario nel lungo periodo, adeguando le erogazioni ai contributi, integrando la previdenza pubblica con altre forme di risparmio ed allungando, su base volontaria, la permanenza al lavoro.

Nell'ambito di questo insieme di misure, le istituzioni sociali e dell'economia vengono adeguate agli attuali profili demografici e del ciclo di vita, rispondendo alle nuove esigenze.

III.2 Il rilancio del sistema delle piccole imprese

Negli ultimi decenni lo sviluppo dell'economia italiana è stato favorito in maniera determinante da un sistema produttivo basato su un elevato numero di piccole imprese. Il 45 per cento delle imprese italiane è composto da meno di 9 addetti, il 57 per cento da meno di 20. La dimensione media risulta pari a 3,6 addetti, uno dei valori più bassi in Europa.

Le micro imprese producono circa il 30 per cento del fatturato ed il 32 per cento del valore aggiunto complessivo, impiegando oltre il 20 per cento dei lavoratori dipendenti e il 60 per cento dei lavoratori autonomi e dedicandosi, prevalentemente, alla produzione di beni tradizionali. Questa specializzazione caratterizza anche le imprese di nuova costituzione. Nel 2001, solo il 2 per cento di queste ultime operavano nel settore dell'informatica.

Il sistema delle piccole imprese rappresenta tuttora una risorsa preziosa per lo sviluppo dell'economia italiana. Tuttavia i vantaggi comparati, che ne avevano nel passato decretato il successo, sembrano attenuarsi progressivamente. Le difficoltà derivano, più che dalla ridotta dimensione dell'impresa, da una specializzazione concentrata in settori tradizionali, sempre più esposti alla concorrenza di paesi emergenti che, oltre a vantare costi di produzione molto più bassi, sono meno vincolati da fattori ambientali, sociali e normativi.

III.2.1 L'innovazione tecnologica

La sfida che il sistema delle piccole imprese italiane deve affrontare è quella di spostare la propria attività verso comparti a più alta tecnologia di prodotto e di processo, adottando moderne tecnologie produttive e gestionali. Ciò comporta l'acquisizione di *know-how* specializzati ed una profonda trasformazione manageriale. Si tratta di un passaggio estremamente delicato, considerando che molte aziende italiane hanno una conduzione prettamente familiare. D'altra parte, le ridotte dimensioni dell'impresa non rappresentano un limite invalicabile per effettuare il "salto tecnologico". Mentre la ricerca di base richiede, effettivamente, grandi risorse, comporta tempi lunghi ed elevati rischi commerciali che soltanto grandi aziende possono permettersi, molte innovazioni tecnologiche possono essere reperite attraverso accordi di licenza, *joint-venture* o semplice imitazione.

A tale scopo, opportuni meccanismi di trasferimento dell'innovazione alle imprese permetteranno di sfruttare e riprodurre modelli di imprenditoria nei settori avanzati già sperimentati con successo all'estero. Anche le potenzialità rappresentate dalla comunità degli Italiani all'estero potrebbero essere valorizzate per facilitare il trasferimento di know-how tecnologico.

Oltre a riposizionarsi verso settori e processi ad alta tecnologia, le aziende italiane devono accrescere la loro competitività attraverso la modernizzazione delle attività produttive e gestionali. Anche sotto questo aspetto vi sono molti ritardi da colmare. Il grado di informatizzazione delle aziende italiane è notevolmente più basso che in altri paesi europei; per esempio, nel 2001 solo il 66 per cento delle imprese italiane aveva un accesso alla rete informatica, rispetto all'83 per cento delle aziende tedesche.

E' necessario non solo incrementare il grado di conoscenza tecnologica, ma promuoverne la diffusione tra le aziende, agevolando anche la collaborazione con gli istituti di ricerca per assicurare una maggiore diffusione del progresso tecnologico; l'incremento degli investimenti dall'estero faciliterà questo processo.

Questi obiettivi strategici sono in linea con gli orientamenti del documento "Accordo per lo sviluppo, l'occupazione e la competitività del sistema economico nazionale", secondo il quale si dovrebbe definire una politica di medio-lungo periodo della Ricerca e Innovazione che, attraverso un giusto equilibrio tra ricerca fondamentale e ricerca applicata, assicuri al nostro paese un'autonoma capacità di innovazione derivante dalle nuove conoscenze scientifiche.

III.2.2 Il potenziamento delle infrastrutture

La competitività di un'impresa dipende non solo dalla sua efficienza interna ma anche, e in misura crescente, da quella del contesto in cui opera. Uno dei vincoli principali allo sviluppo delle imprese italiane è la carenza di infrastrutture, come evidenziato dal sopra citato documento sottoscritto dai sindacati e Confindustria.

L'Italia accusa un notevole ritardo rispetto agli altri paesi europei in materia di trasporti e sistema logistici; un ritardo che, in parte, è frutto del ridimensionamento delle spese pubbliche per infrastrutture avvenuto nella seconda metà degli anni novanta. Nel quinquennio 1996-2000 le spese pubbliche in conto capitale rappresentavano il 2,3 per cento del PIL, rispetto al 2,7 per cento del quinquennio precedente. L'inversione di tendenza è avvenuta soltanto nel 2001, quando tale rapporto è salito al 2,5 per cento, in linea con la media europea. In Italia, sono disponibili 88 chilometri di autostrada per veicolo circolante e 67 chilometri di ferrovia per abitante, rispetto ai 120 chilometri di autostrade per veicolo circolante della Francia e ai 130 chilometri di ferrovie per abitante. Anche per quanto riguarda la logistica, si rilevano gravi inefficienze, rispetto ai nostri principali *partner* europei.

La carenza dei trasporti costituisce un freno all'espansione delle regioni più industrializzate e un impedimento allo sviluppo di quelle meno avanzate, in particolare nel Mezzogiorno. Inoltre, l'inadeguatezza delle infrastrutture spinge le imprese italiane alla de-localizzazione all'estero.

Il Governo riconoscendo l'importanza strategica di questo aspetto per il rilancio dell'economia italiana ed europea, affianca al proprio piano per gli investimenti nelle Grandi Opere una proposta per lo sviluppo delle reti europee (si veda cap III.5).

Figura III.2 - Infrastrutture e concentrazione territoriale delle imprese



III.3 Il quadro macroeconomico programmatico 2004-2007

Tenuto conto dei problemi strutturali e degli stringenti vincoli di bilancio che condizionano fortemente la crescita dell'economia italiana, il quadro programmatico ivi descritto è improntato alla cautela.

L'obiettivo del Governo è quello di innalzare il potenziale di sviluppo, attraverso le riforme strutturali e il sostegno agli investimenti, in un contesto di equilibrio finanziario.

Gli effetti delle riforme si esplicheranno gradualmente nei prossimi anni; nel breve periodo il risanamento dei conti pubblici prevarrà sull'azione di stimolo all'economia.

Per attenuare l'impatto della manovra finanziaria, la strategia del Governo prevede una sostituzione progressiva dei provvedimenti a carattere straordinario varati nel 2003 con misure a carattere permanente. Pertanto, nello scenario programmatico, la crescita del PIL prevista per il biennio 2004-05 sarà solo lievemente superiore a quella delineata nel quadro tendenziale. Il divario aumenterà progressivamente negli anni successivi, raggiungendo lo 0,5 per cento nel 2007, quando il tasso di sviluppo toccherà il 2,6 per cento (contro il 2,1 per cento del tendenziale).

Gli interventi programmati dal Governo sono volti a incrementare il tasso di occupazione, la dotazione infrastrutturale, il livello di produttività totale dei fattori, elevando la competitività e, quindi, la crescita potenziale del paese.

Grazie a queste misure, rispetto ad una crescita tendenziale dell'1,8 per cento, il PIL programmatico è atteso crescere al tasso del 2 per cento nel 2004, con una accelerazione progressiva nell'arco del triennio successivo.

In questo quadro, la crescita viene sostenuta dalla domanda nazionale, al cui interno ci si attende un fondamentale contributo dagli investimenti, che beneficeranno delle politiche varate dal Governo. Il settore estero, per tutto il periodo, non è previsto dare un apporto sostanziale alla crescita del PIL.

I consumi delle famiglie sono previsti aumentare dell'1,8 per cento nel 2004 (rispetto ad una crescita tendenziale dell'1,9 per cento). Negli anni seguenti, la spesa tenderebbe ad allinearsi a quella prevista nello scenario tendenziale.

I maggiori benefici della rigorosa politica fiscale andranno al comparto degli investimenti, il cui tasso di crescita dovrebbe accelerare al 4,2 per cento nel 2004, circa

due punti percentuali in più rispetto al tendenziale, e raggiungere il 5,2 per cento nel 2007. Le spese in conto capitale sarebbero stimolate dal basso livello dei tassi di interesse, oltre che dall'avvio delle opere infrastrutturali e dall'accelerazione degli investimenti pubblici nel Mezzogiorno.

Particolare dinamismo caratterizzerebbe il comparto degli investimenti in beni strumentali, il cui tasso di crescita è previsto attestarsi al 4,7 per cento nel 2004, per sfiorare il 6 per cento alla fine del periodo di previsione. Al contempo, quello delle costruzioni raggiungerebbe un valore vicino al 4 per cento.

Nel medio periodo, l'aumentato grado di competitività dell'economia italiana consentirà una maggiore crescita delle esportazioni rispetto al quadro tendenziale.

Il *deficit* corrente della bilancia dei pagamenti (pari allo 0,5 per cento del PIL nel 2004) andrà progressivamente annullandosi nel corso del periodo di previsione.

Dal lato dell'offerta, il valore aggiunto è previsto crescere del 2 per cento nel 2004, attestandosi su valori di poco superiori al 2,5 per cento nel triennio successivo. Il settore dell'industria darà un forte impulso alla crescita, registrando tassi dell'ordine del 3 per cento nella media del periodo. In particolare, il settore delle costruzioni beneficerà dell'avvio delle opere di infrastruttura. All'interno del settore dei servizi, lo sviluppo sarà trainato quasi esclusivamente dal settore privato, mentre quello pubblico risentirà della gestione più rigorosa della spesa corrente della P.A.

L'occupazione aumenterebbe dello 0,8 per cento nel 2004, riflettendo gli effetti, da un lato, della riforma del mercato del lavoro volta a incrementarne efficienza e flessibilità, dall'altro, delle politiche di contenimento dell'occupazione nel pubblico impiego; nel periodo 2005-2007 la crescita media si attesterebbe al di sopra dell'1 per cento. Il tasso di disoccupazione si ridurrebbe progressivamente attestandosi, nel 2007, al 7,5 per cento; nello stesso anno, il tasso di occupazione si collocherebbe intorno al 60 per cento, prossimo al *target* fissato per l'Italia (61,3 per cento entro il 2010).

Tavola III.1 Quadro Programmatico: indicatori macroeconomici di medio termine

(variazioni percentuali)

	2004	2005	2006	2007
Pil reale	2,0	2,3	2,5	2,6
deflatore consumi	2,0	1,7	1,6	1,6
deflatore PIL	1,9	1,9	1,8	1,6
Pil nominale	3,9	4,3	4,3	4,3
inflazione programmata	1,7	1,5	1,4	1,4
costo lavoro	2,5	2,4	2,3	2,2
produttività (mis.su PIL)	1,1	1,3	1,3	1,3
CLUP (misurato su PIL)	1,3	1,1	1,0	0,9
occupazione (ULA)	0,8	1,1	1,2	1,2
Tasso di disoccupazione	8,5	8,2	7,9	7,5
Tasso di occupazione (15-64 anni)	56,9	57,8	58,8	59,5
deflatore importazioni	1,0	1,5	1,5	1,5
commercio internazionale	8,5	8,0	7,7	7,7
prezzo del petrolio (1)	25,0	25,0	25,0	25,0
saldo corrente bil. pag.	-0,5	-0,3	-0,1	0,1
esportazioni nette *	-0,2	-0,1	0,0	0,0
scorte *	0,1	0,0	0,0	0,0
domanda nazionale *	2,1	2,4	2,5	2,6

(*) contributi alla crescita

(1)serie OCSE – valori cif

Nonostante la crescita del PIL risulti superiore a quella indicata nel quadro tendenziale, le pressioni inflazionistiche dovrebbero attenuarsi durante tutto il periodo della previsione per effetto dell'accresciuta produttività, con conseguenze positive sul potere d'acquisto dei lavoratori.

In un contesto di moderazione dei prezzi internazionali, quale quella descritto nel capitolo internazionale, i tassi programmati di inflazione risultano pari all'1,7 per cento nel 2004, 1,5 per cento nel 2005, 1,4 per cento nel biennio 2006-2007.

III.3.1 Il quadro programmatico territoriale

L'azione del Governo a favore del Mezzogiorno mira ad accrescere la produttività e la competitività dell'area, dando piena e forte attuazione al Quadro Comunitario di Sostegno, agli Accordi di Programma Quadro e alle decisioni assunte in sede di Legge Finanziaria 2003 e nel CIPE del 9 maggio 2003 (cfr. par. IV.2). Accelerazione della spesa in conto capitale per infrastrutture materiali e immateriali; rafforzamento istituzionale; miglioramento della qualità dei progetti e dei servizi: sono questi i tre strumenti con cui il Governo intende concorrere alla crescita della produttività e della competitività e conseguire, nella seconda metà del decennio, il duplice obiettivo di:

- una crescita del Mezzogiorno stabilmente al di sopra di quella media europea da metà decennio;
- un aumento del suo tasso di attività verso il 60 per cento a fine decennio.

Nel periodo 2004-2007, il contributo diretto alla crescita del PIL proveniente da investimenti pubblici e privati sarebbe elevato, e pari a circa 1,8 per cento medio annuo. Gli effetti economici del programma di investimento pubblico dipendono dal successo dell'operazione di *capacity building* nelle amministrazioni pubbliche, soprattutto regionali. I risultati positivi raggiunti al riguardo in molte Regioni del Mezzogiorno confortano circa la conseguibilità degli obiettivi; ma il ritardo di alcune Regioni, i tempi necessari per la realizzazione dei progetti con maggiore qualità e impatto sulla produttività e le difficoltà di riorientare a favore del Sud una quota adeguata di spesa ordinaria, assieme al permanere di un ciclo depresso, suggeriscono di contenere il profilo con cui gli obiettivi programmatici vengono raggiunti.

Il tasso di crescita del Mezzogiorno potrebbe arrivare al 3 per cento nel 2005, per crescere poi gradualmente verso il 4 per cento nella seconda metà del decennio, quando l'effetto sulla produttività del miglioramento in atto nelle istituzioni pubbliche e nella qualità delle infrastrutture e dei servizi potrà essere pieno. Nella media dei prossimi quattro anni la crescita sarebbe di circa 1 punto percentuale superiore a quella del resto del Paese, con un contributo medio annuo alla crescita nazionale pari a 0,8 punti percentuali. Rispetto alla media europea, la crescita del Mezzogiorno presenterebbe un eccesso positivo a partire dal 2005.

Dal punto di vista della quantità di risorse finanziarie pubbliche, tre sono le condizioni di questo scenario (cfr. par IV.2): alimentazione di nuove risorse nazionali

aggiuntive nei Fondi per le aree sottoutilizzate adeguato, in termini di PIL, ai valori degli anni scorsi e flusso di nuove risorse di cofinanziamento nazionale coerente con il profilo programmatico di spesa dei fondi comunitari; pieno utilizzo di tali risorse aggiuntive, nazionali e comunitarie; destinazione al Mezzogiorno, in termini sia di competenza che di cassa, del 30 per cento di tutte le risorse ordinarie per spese in conto capitale, sostenute sia dalla pubblica amministrazione e dagli enti esterni appartenenti alla componente allargata del settore pubblico, sia dai soggetti attuatori dei progetti di infrastrutturazione del Paese. È quest'ultimo, sulla base dei risultati recenti, l'obiettivo quantitativo più delicato, a cui volgere il massimo di azione. I nuovi e circostanziati impegni annuali assunti dal Ministero delle Infrastrutture a partire dal 2004 nell'attuazione del Programma infrastrutture strategiche costituiscono un segno concreto di questo cambio di passo.

Tali requisiti finanziari sono riassunti in un quadro programmatico finanziario unico. La quota di spesa in conto capitale (ordinaria e aggiuntiva) destinata al Mezzogiorno dalla Pubblica Amministrazione (cfr. Figura III.3), dopo il previsto[1] assestamento, in parte "contabile", del 2002 dovuto alla frenata degli incentivi (per motivi ciclici e di indispensabile aggiustamento normativo, cfr. Riquadro "Il credito d'imposta, investimenti e occupazione" del cap. IV) e all'anticipo di investimenti pubblici nell'anno precedente (connesso alla chiusura del ciclo comunitario 1994-99), tornerebbe a crescere già nel 2003, grazie all'accelerazione della spesa dei fondi aggiuntivi, comunitari e nazionali. L'obiettivo del 45 per cento verrebbe raggiunto negli anni finali del periodo.

[1] Cfr. DPEF 2003-2006 e V Rapporto del Dipartimento per le Politiche di Sviluppo.

Figura III.3 Mezzogiorno: quota programmatica della spesa in conto capitale[1] della Pubblica Amministrazione e crescita del PIL

(valori percentuali)


Quote percentuali
47
45
43
41
39
37
35
33
31
29
Tassi di crescita
4,0
3,6
3,1
2,7
2,2
1,8
1,3
0,9
0,4
0,0
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008
Quota obiettivo spese ordinarie 30%
Quota Mezzogiorno (scala sinistra): valori effettivi(2)
Quota Mezzogiorno (scala sinistra): preconsuntivi e valori tendenziali(3)
tassi di crescita Pil (scala destra): valori effettivi(4)
tassi di crescita Pil (scala destra): preconsuntivi e valori tendenziali(5)
30% quota spese ordinarie

Fonte: Ministero dell'Economia e delle Finanze – Dipartimento per le Politiche di Sviluppo (DPS)

1 Flussi di erogazione.

2 Stime su valori Banca dati conti pubblici territoriali e indicatore anticipatore..

3 Valori resi coerenti con la serie storica

4 Per il 1997-2002: consuntivo Istat Conti regionali.

5 2003-2008: valori programmatici DPEF 2004-2007.

Ai requisiti quantitativi dello scenario programmatico si affiancano, con pari se non maggiore importanza, quelli qualitativi. Assunzione, secondo gli indirizzi già stabiliti, di provvedimenti in merito alla piena attuazione e, ove necessario, alla riprogrammazione degli interventi del Quadro Comunitario di Sostegno e degli Accordi di Programma Quadro; accelerazione della modernizzazione e degli incrementi di efficienza nelle Amministrazioni regionali -oggi responsabili di gran parte degli interventi- soprattutto in quelle meno reattive all'azione in corso, anche attraverso il più intenso ricorso a meccanismi premiali e sanzionatori legati all'utilizzo di risorse aggiuntive; interventi per una maggiore efficienza ed efficacia degli incentivi secondo gli indirizzi specificati nel cap. IV.5: sono questi i principali impegni programmatici di questo documento a cui è legato il conseguimento degli obiettivi di crescita e occupazione.

III.4 Il quadro programmatico di finanza pubblica

Il quadro programmatico di finanza pubblica per gli anni 2004-2007, è stato costruito partendo da un anno base fortemente condizionato dal peggioramento della congiuntura economica che si è riflesso in uno scostamento dell'indebitamento netto delle Amministrazioni pubbliche, rispetto all'obiettivo fissato per il 2003 di 0,8 decimi di punto, già rilevato nell'Aggiornamento della Relazione Previsionale e Programmatica.

Gli obiettivi finanziari per il quadriennio vengono ricollocati tenendo conto delle nuove ipotesi di crescita economica e dei vincoli di stabilità. La previsione sconta, inoltre, gli effetti delle riforme del mercato del lavoro, del fisco e della previdenza.

La strategia del Governo si basa sulla volontà di sostituire progressivamente i provvedimenti a carattere straordinario con misure strutturali. Un terzo della manovra finanziaria prevista per il 2004 dovrà essere assicurato da misure a carattere permanente; la proporzione aumenta a due terzi l'anno successivo fino alla completa sostituzione delle misure *una tantum* nel 2006.

Nel quadriennio 2004-2007 l'indebitamento netto si riduce progressivamente fino a raggiungere il pareggio di bilancio nel 2007. In particolare per l'anno 2004, l'obiettivo dell'indebitamento è fissato all'1,8 per cento del PIL, con un miglioramento rispetto al tendenziale di circa l'1,3 per cento.

La manovra finanziaria per il 2004, quantificata in un importo complessivo di circa 16 miliardi di euro, comprenderà misure strutturali per circa 5,5 miliardi di euro e misure one-off per circa 10 miliardi di euro.

Le misure strutturali si concentreranno: dal lato delle entrate, su interventi di contrasto all'evasione e al sommerso; dal lato delle spese, su interventi di riduzione di regimi speciali di favore, sull'applicazione del patto di stabilità interno in coerenza con le prescrizioni europee, sulla razionalizzazione degli acquisti di beni e servizi da parte delle Pubbliche Amministrazioni, sulla entrata a regime del Piano Europeo di Azione per la crescita. Le misure *one-off* per il 2004-2005 si concentreranno sul settore immobiliare e del *real estate*.

Per gli anni successivi l'indebitamento viene fissato secondo un profilo decrescente fino a raggiungere il pareggio di bilancio nel 2007.

L'avanzo primario è previsto crescere progressivamente dal 2004 fino a raggiungere livelli in linea con gli obiettivi di risanamento finanziario.

L'indebitamento netto corretto per gli effetti del ciclo mostra una tendenza progressivamente discendente pari a uno 0,5 per cento all'anno, passando dall'1,8 per cento nel 2003 all'1,3 per cento nel 2004, allo 0,8 per cento nel 2005 e raggiungendo il "*close to balance*" (0,3 per cento) nel 2006.

Tavola III.2 -Quadro programmatico: conto delle amministrazioni pubbliche

(importi in miliardi di euro)

	2003	2004	2005	2006	2007
Avanzo primario	3,0	3,1	3,8	4,6	5,2
Interessi	5,3	4,9	5,0	5,0	5,1
Indebitamento netto	-2,3	-1,8	-1,2	-0,5	0,1
Indebitamento netto strutturale	*-1,8*	*-1,3*	*-0,8*	*-0,3*	*0,1*
Debito/PIL	105,6	104,2	101,7	99,4	97,1
PIL	1.303.662	1.354.072	1.411.802	1.472.815	1.535.562

La dinamica del rapporto debito pubblico/PIL mostra una regolare discesa in virtù degli interventi programmatici, sia strutturali che una tantum, anche se il passo di riduzione del rapporto risulta rallentato rispetto al profilo riportato nel Documento di Programmazione presentato nel 2002.

Le ragioni di tale dinamica sono ravvisabili, principalmente, nell'andamento della crescita economica, non solo ritardata nel tempo, ma anche quantitativamente rivista al ribasso, alla luce delle difficoltà macro-economiche che caratterizzano lo scenario mondiale.

Infatti, già per il 2003 si stima un PIL nominale inferiore di oltre l'1,6 per cento rispetto al valore programmatico del DPEF 2003-2006. La riduzione del denominatore non comporta ripercussioni negative sul numeratore (come sarebbe stato lecito aspettarsi nella misura di un altro 0,5 per cento) solo perché queste sono state più che ammortizzate dalle misure adottate nell'anno in corso, fra cui spiccano le sanatorie fiscali. Ciò nonostante, a fine 2003 il rapporto debito /PIL difficilmente potrà scendere al di sotto del 105,6 per cento, contro il 104,5 per cento stimato un anno fa.

Nel 2004, si prevede un PIL nominale inferiore, rispetto alla stima del luglio 2002, di oltre 35.500 milioni di euro; tale riduzione non solo si ripercuote direttamente sul denominatore del rapporto, ma determina altresì un peggioramento sul numeratore per minori entrate tributarie, valutabile in oltre 10.000 milioni di euro: la somma di questi due effetti porta, nel solo 2004, ad un peggioramento del rapporto in termini di PIL di 3,6 punti percentuali. Se si somma il peggioramento di livello di fine 2003 (+1,1 per cento di PIL) a questo 3,6 per cento si arriva ad un maggior livello del debito pari al 4,7 per cento (comunque inferiore al potenziale che si sarebbe registrato in assenza delle sopracitate misure del 2003). Tutto ciò spiega la distanza delle nuove stime programmatiche rispetto al profilo di discesa indicato lo scorso anno che prevedeva un rapporto debito/PIL sotto la soglia del 100 per cento già nel 2004.

La dinamica esposta, cumulandosi negli anni successivi, consentirà al rapporto di collocarsi al di sotto del 100 per cento nel 2006.

Il profilo di discesa del debito sarà assicurato da un lato dall'adozione di misure correttive, permanenti o temporanee, aventi effetto sul fabbisogno e sul debito (e, in taluni casi, quali la vendita di immobili, anche sull'indebitamento netto), ma anche da una ripresa delle privatizzazioni, accompagnata ad un vasto programma di valorizzazione e messa a frutto degli attivi, anche attraverso la loro cessione a soggetti esterni alla Pubblica Amministrazione. Tale programma sarà attuato nel pieno rispetto delle regole contabili previste dallo schema del SEC 95, in modo che le autorità comunitarie, Eurostat in primo luogo, concordino con la classificazione adottata, tanto per la corretta attribuzione ai settori istituzionali dei diversi soggetti coinvolti nel processo quanto per la contabilizzazione delle singole operazioni.

Tavola III.3 BILANCIO PROGRAMMATICO DELLO STATO 2004-2006
(Al netto delle regolazioni contabili, debitorie e dei rimborsi IVA)
(in miliardi di euro)

	Consuntivo 2002	LB 2003	Assestato 2003 aggiornato	2004	2005	2006	Tassi di variazione medi
Entrate Tributarie	331,5	342,3	334,7	337,0	344,5	352,6	**1,5**
In % sul PIL	*26,3*	*26,3*	*25,7*	*24,9*	*24,4*	*23,9*	
Altre Entrate	40,9	30,1	28,5	23,0	25,0	27,0	**5,9**
In % sul PIL	*3,3*	*2,3*	*2,2*	*1,7*	*1,8*	*1,8*	
ENTRATE FINALI	372,4	372,4	363,2	360,0	369,5	379,6	**1,8**
In % sul PIL	*29,6*	*28,6*	*27,9*	*26,6*	*26,2*	*25,8*	
Spese correnti netto interessi	281,3	288,9	290,5	306,3	307,0	308,0	**0,2**
In % sul PIL	*22,4*	*22,2*	*22,3*	*22,6*	*21,7*	*20,9*	
Interessi	76,6	78,6	76,2	78,1	80,0	82,0	**1,7**
In % sul PIL	*6,1*	*6,0*	*5,8*	*5,8*	*5,7*	*5,6*	
Spese in conto capitale	49,8	52,6	52,3	45,2	46,5	48,0	**2,0**
In % sul PIL	*4,0*	*4,0*	*4,0*	*3,3*	*3,3*	*3,4*	
SPESE FINALI	407,7	420,2	419,0	429,6	433,5	438,0	**0,6**
In % sul PIL	*32,4*	*32,2*	*32,1*	*31,7*	*30,7*	*29,7*	
RISPARMIO PUBBLICO	11,3	-1,4	-9,8	-30,7	-18,5	-11,4	
In % sul PIL	*0,9*	*-0,1*	*-0,7*	*-2,3*	*-1,3*	*-0,8*	
SALDO NETTO DA FINANZIARE	-35,4	-47,8	-55,7	-69,7	-64,0	-58,4	
In % sul PIL	*-2,8*	*-3,7*	*-4,3*	*-5,1*	*-4,5*	*-4,0*	
AVANZO PRIMARIO	41,2	30,9	20,5	8,5	16,0	23,6	
In % sul PIL	*3,3*	*2,4*	*1,6*	*0,6*	*1,1*	*1,6*	
SALDO DI BILANCIO ESCLUSE LE PARTITE FINANZIARIE	-29,0	-42,5	-50,4	-63,5	-56,1	-50,0	
In % sul PIL	*-2,3*	*-3,3*	*-3,9*	*-4,7*	*-4,0*	*-3,4*	
PIL ai prezzi di mercato	1.258,4	1.303,7	1.303,7	1.354,1	1.411,8	1.472,8	

III.5 Gli obiettivi del semestre italiano di presidenza dell'Unione Europea

III.5.1 Le azioni per la crescita europea

La "Strategia di Lisbona" definisce il programma che l'Unione deve realizzare per conseguire l'obiettivo strategico di rendere l'economia europea più moderna, flessibile e integrata, aperta alla ricerca e alle nuove tecnologie, capace di offrire ai cittadini europei migliori opportunità di lavoro. Costruendo sui risultati conseguiti dalle precedenti Presidenze e sulle iniziative dei Consigli europei di primavera, la Presidenza italiana intende concentrarsi su alcuni aspetti particolari.

L'economia europea è cresciuta negli ultimi tre anni ad un ritmo marcatamente inferiore al suo potenziale, occorre pertanto aprire una nuova fase nella politica economica europea che ponga un forte accento sulla crescita e che ripristini la fiducia delle imprese e degli investitori. Riprendendo gli obiettivi iniziali del Piano Delors, è necessario e possibile intervenire lanciando un'"Azione Europea per la Crescita", che definisca, a livello europeo, una nuova scala di priorità degli investimenti pubblici nei settori delle infrastrutture materiali e, in prospettiva, anche immateriali (capitale umano, ricerca e tecnologia), ponendo l'enfasi sugli investimenti - trans-nazionali e nazionali - finanziabili sul mercato. Occorre inoltre promuovere formule innovative di finanziamento senza gravare sulle finanze pubbliche nazionali o comunitarie, sviluppando uno strumento finanziario europeo, che si basi sulla capacità di indebitamento e sul "*know-how*" della Banca Europea per gli Investimenti. Andrà in particolare aumentata la capacità di leva sul mercato, attraverso strumenti come: la fornitura di garanzie per progetti PPP, la partecipazione in fondi di investimento infrastrutturali e di *"project financing"*, nonché le operazioni di finanza strutturata.

Il potenziamento infrastrutturale dell'Europa ampliata attraverso un concreto rilancio dei progetti sulle Grandi Reti Transeuropee è quanto mai urgente per tener conto dell'allargamento e favorire l'integrazione tra vecchi e nuovi Stati membri, ma anche per eliminare gli ostacoli e le strozzature che provocano effetti distorsivi al funzionamento del mercato interno. In tale ambito, occorre intensificare gli sforzi e dare la massima priorità alle iniziative - previste dal Libro bianco sulla politica comune dei trasporti all'orizzonte del 2010 - per lo sviluppo di una rete europea di trasporti integrata ed efficiente in termini di qualità e sostenibilità, promovendo l'intermodalità e

formule innovative di finanziamento destinate a valorizzare tutte le possibili sinergie tra risorse pubbliche e private, comunitarie e nazionali mobilitabili per nuovi investimenti infrastrutturali. Analogamente la Presidenza italiana intende dare impulso allo sviluppo delle reti dell'energia e dei trasporti, attraverso l'apertura al mercato e il completamento dei collegamenti mancanti, in modo da aumentare l'efficienza e ridurre i costi per le imprese e i cittadini. La compatibilità ambientale e la sicurezza di tutti i modi di trasporto diverranno sempre più elementi fondamentali della politica delle infrastrutture. Consapevole del contributo alla competitività ed all'efficienza dell'economia dato da mercati delle comunicazioni elettroniche sempre più competitivi e convergenti e da servizi digitali sempre più diffusi, la Presidenza italiana si adopererà per lo sviluppo delle reti di comunicazione e per far avanzare il processo di crescita di nuove tecnologie e servizi, che dovrà procedere in parallelo con il rafforzamento degli aspetti di sicurezza delle reti ed un'efficace protezione dei dati personali.

AZIONE EUROPEA PER LA CRESCITA

Le reti transeuropee TEN svolgono un ruolo cruciale nel sostegno alla crescita e all'innalzamento del suo potenziale di lungo periodo. L'attuale tasso di investimento in TEN è insufficiente per realizzare il programma di priorità stabilito negli anni passati. I lavori del gruppo Van Miert hanno mostrato come, con investimenti annui pari a 25 miliardi di euro, ci vogliono circa 20 anni per realizzare un sistema moderno di interconnessioni nel settore dei trasporti e dell'energia. E' necessario, quindi, accelerare il volume di investimenti e portarlo sui livelli inizialmente fissati dal Piano Delors. Questo implica un aumento di investimenti in infrastrutture dell'ordine di 0,5-1 punto percentuale del PIL.

Larga parte dei ritardi nella realizzazione delle reti può essere imputata alla carenza di risorse finanziarie. La particolare natura di questi investimenti richiede, infatti, una forte partecipazione pubblica e i bilanci nazionali e quello comunitario offrono spazi di manovra limitati.

Altri fattori contribuiscono a spiegare le ragioni dei ritardi, tra questi: la mancanza di un ordine comune di priorità (soprattutto per i progetti transfrontalieri), le complessità tecniche e amministrative dei progetti. Il Gruppo di lavoro Van Miert ha esaminato queste difficoltà; sulla base di queste la Commissione dovrà presentare proposte concrete per il loro superamento. Questo lavoro dovrà essere anche esteso sui progetti relativi a infrastrutture immateriali nei settori della ricerca e sviluppo, della formazione, dell'alta tecnologia.

La BEI è stata uno dei principali finanziatori delle TEN (100 miliardi di euro di prestiti approvati di cui 75 miliardi già firmati). Il suo ruolo deve essere ulteriormente sviluppato in modo da meglio soddisfare il fabbisogno finanziario. Quattro strumenti principali – alcuni nuovi, altri già esistenti – potrebbero essere utilizzati perché la BEI possa offrire un forte e flessibile contributo.

Questi strumenti sono:

Prestiti senior: la BEI potrebbe aumentare il finanziamento corrente di TEN, dando priorità ai progetti che consentono di superare le principali strozzature del sistema di trasporto, attraverso titoli a scadenza molto lunga (che potrebbe essere estesa fino a 35 anni in alcuni casi) e con periodi di grazia. Le implicazioni di queste operazioni per il prossimo aumento di capitale della BEI andranno considerate.

Garanzie: la BEI potrebbe fornire garanzie per il finanziamento di progetti privati e di partenrship pubblico privato (PPP), compresi progetti a lungo termine, che hanno un merito di credito. Perché queste garanzie BEI siano pienamente efficaci bisognerà affrontare tempestivamente la questione della loro ponderazione per il rischio assegnandogli valore 0.

Strumenti di capitale di rischio e assimilati (Equity and quasi equity/mezzanine contributions): la BEI potrebbe considerare di investire in fondi di investimento in infrastrutture per fornire strumenti di capitale di rischio e assimilati per progetti PPP e progetti di finanziamento in modo da aumentare il livello delle risorse finanziarie disponibili per finanziare gli investimenti del settore privato in progetti infrastrutturali prioritari. I fondi sosterrebbero il capitale di SPV e project companies e fornirebbero finanziamenti per lo start up e studi di fattibilità. Questo schema permetterebbe alle SPV di raccogliere fondi addizionali e così di svolgere un ruolo moltiplicatore.

Lo sportello per la finanza strutturata (SFF): strumento già esistente che permette di finanziare progetti a più elevato rischio, potrebbe essere attivato per coprire, più che nel passato, prestiti o altri strumenti per progetti prioritari. I finanziamenti attraverso l'SFF interesserebbero soprattutto le operazioni che hanno un particolare valore aggiunto e un effetto catalizzatore all'interno di una data struttura finanziaria in modo da accelerare la realizzazione del progetto.

Cartolarizzazione: una SPV sponsorizzata e organizzata dalla BEI in coordinamento con gli stati membri o autorità di trasporto nazionale potrebbe comprare portafogli di prestiti dalle istituzioni finanziarie internazionali, cartolarizzarle e emettere titoli AAA sul mercato. Questa operazione libererebbe risorse nuove liberando capitale delle istituzioni finanziarie di origine.

La presidenza italiana intende proporre al Consiglio Ecofin di affidare mandato alla Commissione e alla BEI di presentare una proposta che, tenendo conto dei lavori del gruppo Van Miert, individui i progetti prioritari TEN da finanziare e un meccanismo finanziario fondato sugli strumenti illustrati sopra. La proposta dovrà essere valutata alla fine del semestre dal Consiglio europeo.

Sono stati compiuti notevoli progressi in materia di occupazione, ma il raggiungimento dell'obiettivo fissato a Lisbona, cioè un tasso di occupazione del 70 per cento entro il 2010, richiederà profonde riforme strutturali, volte alla piena occupazione e ad una maggiore produttività e qualità del lavoro. I mercati del lavoro dell'Unione devono diventare più flessibili (anche attraverso una maggiore diffusione di programmi di istruzione e di formazione permanente), così da estendere le possibilità di occupazione e consentire tempestivi adattamenti alle mutevoli condizioni economiche.

La creazione di nuovi e migliori posti di lavoro richiede l'utilizzo integrato di tutti gli strumenti - comunitari e nazionali - previsti dalla Strategia europea per l'occupazione. In tale quadro la *Task force* per l'occupazione guidata da Wim Kok darà certamente un contributo decisivo. Dal canto loro gli Stati membri devono intraprendere riforme sostanziali dei sistemi fiscali e previdenziali, accrescere gli incentivi all'occupazione e alla partecipazione al mercato del lavoro riducendo le differenze tra uomini e donne su tale mercato.

La diffusione di una nuova consapevolezza in tema di dimensione sociale deve poi superare schemi obsoleti a vantaggio di una partecipazione di soggetti pubblici e privati alla edificazione di una società equa ed efficiente. In tale contesto, il perseguimento della solidarietà e della coesione sociale ed intergenerazionale deve accompagnarsi ad una valorizzazione della responsabilità sociale delle imprese, al contributo della famiglia nel quadro della lotta all'esclusione sociale e ad altre misure quali l'emersione dell'economia "sommersa" e la promozione della dimensione regionale nell'ambito delle strategie in favore della occupazione.

Occorre inoltre rispondere – a livello europeo - alla sfida posta dall'invecchiamento della popolazione realizzando riforme dei regimi previdenziali e pensionistici volte a renderli finanziariamente sostenibili e mantenendo un elevato livello di protezione sociale. La Presidenza italiana - d'intesa con la successiva Presidenza irlandese e nella prospettiva del Consiglio europeo della primavera 2004 - darà il suo contributo.

Lo sviluppo della competitività resta la chiave di volta per il conseguimento degli obiettivi di crescita e creazione di impieghi enunciati a Lisbona. La Presidenza italiana è consapevole della crescente interdipendenza tra i vari fattori economici e giuridico-istituzionali nonché dell'esigenza di utilizzare – sia a livello dell'Unione che degli Stati membri- strumenti in grado di garantire l'organizzazione di un mercato realmente aperto e competitivo basato sulla conoscenza, lo sviluppo industriale e la sempre più estesa diffusione e diversificazione del settore dei servizi. A tal fine risulterà cruciale il sostegno alle piccole e medie imprese (attraverso l'attuazione in modo innovativo della Carta Europea delle Piccole Imprese ed un aumento degli investimenti in ricerca ed innovazione ad esse destinati) che costituiscono l'asse portante dell'economia europea ed il principale motore per la creazione di posti di lavoro.

La ricerca e le tecnologie di punta sono un elemento fondamentale per il conseguimento degli obiettivi di crescita. Occorre quindi creare le condizioni appropriate per la R&S in modo che l'UE possa avanzare concretamente verso il traguardo del 3 per cento del PIL per gli investimenti nella ricerca. Deve essere promosso un ambiente favorevole allo sviluppo dell'imprenditorialità, specie tra i giovani. La Presidenza italiana attribuirà grande priorità alla valorizzazione del capitale umano nel quadro di un'"Europa del sapere e della conoscenza" e svilupperà azioni in materia di *e-Government* e per la mobilità di studenti e ricercatori, nonché di sostegno nei confronti dei centri di ricerca europei.

Un mercato interno dinamico e pienamente funzionante è essenziale per la produttività e la crescita, ancor più in un'Unione allargata. Occorre aprire e integrare effettivamente i mercati europei anche nel settore dei servizi migliorando il contesto regolamentare e assicurando un'adeguata tutela del consumatore ed il mantenimento di servizi pubblici universali. La riforma degli strumenti della concorrenza – i controlli antitrust delle fusioni e dei cartelli – deve essere completata e i mercati che presentano asimmetrie o alterazioni devono essere ricondotti all'equilibrio.

Il tema della sostenibilità ambientale costituisce ormai una risorsa economica ed un potente fattore di impulso all'innovazione, al risparmio energetico, al recupero per fini turistici e culturali di aree e territori sotto utilizzati. Gli obiettivi di sostenibilità fungeranno da catalizzatori per l'innovazione e la modernizzazione in settori chiave quali l'energia e i trasporti e promuoveranno nuovi investimenti in tecnologie pulite per consentire un'utilizzazione più efficace delle risorse. In questo quadro, la Presidenza italiana ha orientato il suo programma nella direzione dell'integrazione della dimensione ambientale nelle strategie dello sviluppo e della crescita economica della "Grande Europa".

L'attuazione del "Piano d'Azione per i Servizi Finanziari", appare urgente in modo da garantire che l'integrazione del mercato europeo si sviluppi in un contesto di stabilità e nell'ambito di un livello di regolamentazione adeguato a garantire la migliore tutela degli investitori, tenendo presenti le scadenze previste dal "Piano" e l'imminente conclusione della legislatura comunitaria.

La crescita economica della zona euro costituirà ovviamente una priorità della Presidenza italiana. In tale quadro resta centrale, così come ribadito dal Consiglio Europeo, il rispetto delle regole del gioco e l'impegno verso finanze pubbliche sane e

sostenibili in tutti gli Stati membri, anche per fronteggiare - in aderenza al Patto di Stabilità e crescita - le fluttuazioni del ciclo economico. Non va trascurato il fatto che la credibilità internazionale dell'Euro resta legata alla capacità di sviluppo dell'economia europea che deve completare rapidamente i processi di modernizzazione, liberalizzazione ed efficienza dei pubblici servizi. Proseguirà lo sforzo di coordinamento delle politiche fiscali sia in materia di imposizione diretta e indiretta sia in tema di collaborazione tra le amministrazioni finanziarie degli Stati membri.

La politica agricola comune rimane fondamentale nella costruzione comunitaria, dato che l'agricoltura è un settore strategico e con profonde e delicate incidenze sugli assetti socio-economici degli Stati europei. Si tratta di continuare il processo di riforma che mira a rendere il sostegno all'agricoltura finanziariamente sostenibile per il contribuente comunitario e compatibile con l'esigenza di una maggiore apertura del mercato nel quadro dei negoziati multilaterali. Si tratta di correggere ulteriormente le disfunzioni produttivistiche dei sistemi di sostegno finora attuati promuovendo l'orientamento alla qualità e alle produzioni biologiche e tipiche - come richiesto dai consumatori – e conferendo il giusto rilievo alle finalità ambientali. La Presidenza italiana intende operare, anche attraverso le organizzazioni di mercato, per una politica comune sempre più vicina alle esigenze dei consumatori (donde l'assoluta centralità della sicurezza alimentare) che chiedono prodotti sicuri e di qualità.

Anche le politiche di coesione devono restare un pilastro fondamentale della costruzione comunitaria, come espressione della solidarietà che lega i membri dell'Unione. Il terzo Rapporto della Commissione, atteso per fine anno, fornirà gli elementi concreti sui quali impostare la riforma della coesione e delineare la programmazione 2007-2013 relativa all'Unione ampliata. La Presidenza italiana, sulla scorta del Memorandum presentato nel dicembre 2002, intende mantenere alto il dibattito sulla centralità delle azioni strutturali, quali strumenti per accrescere la competitività delle regioni e per raggiungere l'obiettivo di maggiore sviluppo e di benessere generalizzato per tutte le aree dell'Unione. In questo quadro particolare attenzione dovrà essere data alla concentrazione degli interventi, alla semplificazione delle procedure, alla sussidiarietà e all'integrazione delle diverse azioni e delle diverse politiche in modo da aumentarne l'efficacia.

RIFORMA DELLA POLITICA DI COESIONE COMUNITARIA E IMPATTO DELL'ALLARGAMENTO SULLE AREE AMMISSIBILI ALL'OBIETTIVO 1 NEL 2007-2013

La politica di coesione comunitaria è la seconda voce del bilancio dell'Unione europea, con 212 miliardi di euro nel periodo 2000-06, dopo la politica agricola (circa 298 miliardi di euro). Nell'ambito della politica di coesione comunitaria, l'Italia riceve complessivamente 30 miliardi di euro, di cui 22 destinati alle sei Regioni del Sud attualmente ammissibili al cosiddetto obiettivo 1 (Basilicata, Calabria, Campania, Puglia, Sardegna, Sicilia). Dal 2004 saranno negoziate tra gli Stati Membri dell'UE le nuove regole della politica di coesione per la fase 2007-13. Tale riforma è necessaria per conseguire una forte semplificazione delle procedure, maggiore sussidiarietà e massima efficacia degli interventi. Sulla base delle stime più aggiornate e ove fosse applicato, in una Unione a 25 Paesi, l'attuale criterio di ammissibilità per le regioni obiettivo 1 (PIL pro capite regionale in parità dei poteri d'acquisto inferiore al 75 per cento della media comunitaria), circa il 90 per cento dell'attuale popolazione italiana obiettivo 1 continuerebbe a beneficiare di tale sostegno nel periodo 2007–2013, rispetto a meno del 50 per cento della Spagna e a quote inferiori per Grecia, Germania e Regno Unito. Ovviamente i risultati delle simulazioni sono esposti a due rischi: a) quelli impliciti in ogni stima di dati futuri in un quadro di profonda incertezza sulla crescita dell'UE e sullo sviluppo delle aree più arretrate; b) quelli legati alla forte volatilità nelle misure del PIL pro-capite, specie se corrette per i poteri di acquisto. L'Italia, con anticipo rispetto agli altri paesi europei, ha costruito una forte posizione negoziale. Il Secondo Memorandum italiano sulla riforma della politica di coesione comunitaria 2007-13 – approvato da Amministrazioni centrali, Regioni, Enti locali e parti economiche e sociali - è stato trasmesso alla Commissione europea nel dicembre 2002 (cfr. Quinto Rapporto DPS, gennaio 2003). La riflessione che ha condotto all'elaborazione del Secondo Memorandum ha sempre tenuto presente il fatto che l'Italia è oggi – e lo sarà sempre più in futuro - un contribuente netto al bilancio comunitario. Opportune garanzie sulla qualità, sulla concentrazione degli interventi comunitari, e sulla loro semplificazione, risultano pertanto decisive per poter concordare la dimensione finanziaria della politica di coesione nella fase 2007-13. In questo quadro, obiettivo dell'Italia, oltre ad assicurare alle proprie regioni sia i mezzi finanziari che le regole comunitarie su cui è basata la nuova politica (cfr. cap. IV.3), è promuovere la competitività dei territori dell'Unione attraverso investimenti in infrastrutture, materiali e immateriali. Aiuti di Stato a finalità regionale potranno svolgere una funzione complementare e limitata nel tempo, evitando che essi siano impiegati dai diversi paesi per politiche aggressive a somma negativa. Ulteriori obiettivi sono: accrescere la quota delle risorse comunitarie destinate alle aree arretrate dei vecchi e nuovi Stati Membri; rafforzare la responsabilità delle Regioni nella scelta delle priorità; sviluppare le reti regionali e riequilibrare l'azione comunitaria a favore dell'area mediterranea e dei Balcani. L'Italia ospiterà, nel quadro delle attività della presidenza dell'UE, una riunione informale dei ministri responsabili della politica di coesione, che si svolgerà a Roma il 3 ottobre prossimo ed esaminerà con particolare attenzione il rapporto tra politica di coesione e competitività europea.

III.5.2 Integrazione commerciale e nuove vie dello sviluppo

L'allargamento dell'Unione Europea intensificherà le relazioni commerciali dell'Italia con i paesi in via di adesione, già notevolmente cresciute nel corso degli ultimi anni, in particolare per le regioni adriatiche del centro nord e la Lombardia (cfr. par.I.3).

GRADO DI INTEGRAZIONE COMMERCIALE DELLE REGIONI ITALIANE CON I PAESI DELL'EUROPA CENTRALE E ORIENTALE CANDIDATI ALL'ALLARGAMENTO

Le relazioni commerciali tra l'Italia e i paesi dell'Europa centro-orientale candidati all'allargamento[2] *sono diventate più intense negli ultimi anni. Esse riguardano, per le esportazioni italiane verso questi Paesi, il 6,7 per cento del totale nazionale nel 2002 (5,2 per cento nel 2000); per le nostre importazioni dagli stessi Paesi, sempre nel 2002, il 5,3 per cento del totale nazionale (4,2 per cento nel 2000). Le merci sono scambiate principalmente con la Romania (1,4 per cento delle esportazioni nazionali e 1,5 per cento delle importazioni nazionali), con la Polonia (1,6 per cento delle esportazioni e 0,9 per cento delle importazioni), con l'Ungheria (1 e 0,7 per cento); con la Repubblica Ceca, con la Slovacchia, con la Bulgaria e con la Slovenia la quota è in media dello 0,5 per cento. Gli scambi con Estonia, Lettonia e Lituania sono pressoché nulli.*

L'intensificarsi degli scambi con i paesi candidati si è tradotto in un crescente avanzo commerciale a favore dell'Italia, pari a 4,2 miliardi di euro nel 2002, più che doppio rispetto a quello registrato a metà degli anni novanta, per contro il saldo commerciale nei confronti della UE diventa negativo a partire dal 2000.

Per misurare eventuali effetti di sostituzione cui le merci italiane sono esposte in seguito alla competitività crescente esercitata dai Paesi candidati sul mercato europeo, si deve tener conto dell'andamento della quota delle importazioni della UE dall'Italia e dai Paesi in via d'adesione. L'attenzione deve essere rivolta specialmente a quei settori tradizionali di specializzazione del nostro Paese, a contenuto tecnologico modesto e a elevata intensità di lavoro.

[2] I Paesi in questione sono: Estonia, Lituania, Lettonia, Polonia, Repubblica Ceca, Slovacchia, Slovenia Ungheria, Romania e Bulgaria. Questi ultimi due paesi non entreranno nell'Unione a partire dal 2004.

Tavola 1 - Interscambio commerciale dell'Italia

		2002 *(Meuro)*	Quota 2002	*Variazioni medie* 1995-2002	2000-2002
			valori percentuali		
Paesi in via di adesione[1]	Esportazioni	17.746	6,7	11,9	14,8
	Importazioni	13.507	5,3	12,5	11,0
	Saldi commerciali	4.239			
Paesi area Euro	Esportazioni	141.039	53,2	3,2	0,0
	Importazioni	146.127	56,9	4,8	-0,1
	Saldi commerciali	-5.088			
Mondo	Esportazioni	265.298	100,0	4,4	1,0
	Importazioni	256.857	100,0	5,8	-0,3
	Saldi commerciali	8.441			

Fonte: Elaborazioni su dati ISTAT

I settori tradizionali dell'interscambio con l'Europa dell'Est, sono quelli dell'industria manifatturiera, che nel 2002 rappresentano circa il 97 per cento delle nostre esportazioni verso l'Unione Europea. In questi settori si registra da parte dell'Italia una perdita di quote di mercato, che in parte vengono assorbite dai Paesi candidati: nel 2000, per il settore dell'abbigliamento l'Italia esportava in Europa il 7,8 per cento, contro l'11,8 per cento del 1995, mentre la quota delle importazioni dai Paesi in via d'adesione aumenta al 10,1 per cento dall'8,5 per cento.

D'altro canto l'area centro-orientale dell'Europa rappresenta, anche storicamente, un importante mercato di sbocco non solo per l'Italia ma anche per gli altri Paesi della UE, fra tutti Germania e Francia. E' un'area quindi nella quale si svolgerà una difficile competizione, nella quale attualmente prevalgono quei Paesi, come la Germania, che per vicinanza geografica e livello tecnologico dei prodotti esportati, beneficiano delle maggiori opportunità, avvalendosi anche di una delocalizzazione produttiva effettuata in misura significativa dalle sue imprese in quell'area, al fine di sfruttare il vantaggio dei minori costi di produzione.

Il nostro Paese, che pure negli anni novanta ha avviato un analogo processo di delocalizzazione in alcuni paesi dell'area centro-orientale, deve tuttavia rafforzare, segnatamente nella fascia delle piccole e medie imprese (PMI), l'efficienza e la capacità innovativa del sistema produttivo, rafforzamento che può essere assicurato da consistenti investimenti pubblici nella ricerca e nei servizi di rete.

Poiché le PMI sono concentrate regionalmente, una quota rilevante dello scambio italiano verso i paesi in via d'adesione è detenuta dalle regioni adriatiche del Centro-Nord, assieme alla Lombardia. La concentrazione in tali regioni mostra il ruolo fondamentale svolto dalla cooperazione interregionale, sia a livello comunitario che bilaterale, centrata sulle regioni e sulle organizzazioni locali di natura sia pubblica sia privata.

Dal lato delle esportazioni, nel 2002 gli scambi commerciali più considerevoli con i Paesi candidati all'allargamento sono intrattenuti dalla Lombardia, che assorbe circa il 27,1 per cento delle esportazioni nazionali verso tali paesi, seguita da Veneto (20,9 per cento), Piemonte (11,3 per cento) ed Emilia Romagna (10,8 per cento). Tuttavia, il totale degli scambi dipende dalla dimensione della regione oltre che dalla

sua specializzazione geografica. Le regioni specializzate, indipendentemente dalla loro dimensione, sono individuate da una elevata quota di scambi con i Paesi candidati rispetto al totale regionale.

Figura 1 – Interscambio commerciale delle regioni italiane con i paesi PECO nel 2002


Quota delle esportazioni
verso i Paesi in via di adesione per le regioni italiane
(percentuali)
Media Italia
Nord-Ovest
Nord-Est
Centro
Sud
Isole
Quota delle importazioni
dai Paesi in via di adesione per le regioni italiane
(percentuali)
Media Italia
Nord-Ovest
Nord-Est
Centro
Sud
Isole

Fonte: Elaborazioni su dati ISTAT.
Nota: Le quote sono calcolate rispetto agli scambi commerciali verso e dal mondo.

Una situazione analoga si presenta per le importazioni dai Paesi dell'Europa Centro Orientale. Le regioni che attraggono maggiormente i prodotti provenienti da tali Paesi sono Lombardia e Veneto, ambedue più del 25 per cento delle importazioni nazionali da Est, seguite da Piemonte ed Emilia Romagna. Le regioni che invece presentano quote di importazioni dai Paesi dell'Europa Centro Orientale sul totale regionale superiori alla media nazionale e sono quindi specializzate nelle importazioni: Friuli Venezia Giulia (16,7 per cento delle proprie importazioni provengono dai Paesi dell'Est), seguita da Marche, Veneto e Basilicata, mentre in coda alla graduatoria si collocano (sotto il 2 per cento) la Calabria e le due isole.

Il saldo commerciale con questi Paesi, positivo a livello nazionale (circa 4.200 milioni di Euro), è risultato negativo solo per Liguria, Molise e Puglia.

L'integrazione commerciale con i Paesi dell'Europa Centro-orientale, è dunque fortemente eterogenea a livello regionale. L'interscambio potrà giovare della crescita delle infrastrutture di trasporti a livello internazionale e, segnatamente, per il Nord Italia gli scambi con i Paesi dell'Est potranno essere sostenuti dal completamento del corridoio paneuropei d'interesse per l'Italia. (cfr. Riquadro corridoi 5 e 8)

La maggiore pressione competitiva derivante dall'avvio della libera circolazione delle merci con i paesi dell'Europa orientale e centrale potrà, infatti, essere controbilanciata dalla creazione di nuovo commercio legato alla piena integrazione dei mercati. Lo sviluppo delle relazioni commerciali può essere favorito dell'ammodernamento delle infrastrutture di trasporto. In particolare, per l'Italia, è cruciale valorizzare la sua posizione geografica di ponte tra il sud est europeo e il resto

del continente. E' necessario, quindi, fare progressi nella realizzazione dei corridoi intermodali paneuropei; i corridoi 5 e 8 e le loro connessioni con il corridoio 10.

Lo sviluppo degli investimenti in infrastrutture materiali e immateriali il cui finanziamento non vada ad aggravare le finanze pubbliche nazionali o comunitarie ma che sia assicurato dal mercato rappresenta per l'Italia un obiettivo fondamentale nel prossimo negoziato sulle nuove regole della politica di coesione comunitaria. La promozione della competitività dei paesi dell'Unione passa attraverso questa iniziativa che prevede un aumento degli investimenti in infrastrutture dell'ordine di 0,5-1 per cento del PIL europeo all'anno.Aiuti di Stato a finalità regionale potranno svolgere, infatti, solo una funzione complementare e limitata nel tempo.

I CORRIDOI 5 E 8, PONTE FRA L'ECONOMIA ITALIANA E I PAESI DELL'EST EUROPA

I corridoi paneuropei assumono fondamentale importanza in relazione all'ampliamento dello spazio economico europeo e l'Italia deve essere presente nel definire modi e tempi di realizzazione dei corridoi di interesse indiretto (quale il corridoio 10) non meno che dei corridoi di interesse diretto (corridoi 5 e 8), dentro e fuori dai confini nazionali. L'allargamento dell'Unione Europea ha già avuto, e continuerà ad avere, fra le altre conseguenze, uno spostamento del baricentro dei traffici commerciali in Europa verso nord-est. L'Italia è in grado di compensare tale allontanamento a condizione che si valorizzi la sua la posizione geografica di ponte fra il Sud-Est Europeo e il resto del continente sviluppando i corridoi intermodali paneuropei (i corridoi 5 e 8 e le loro connessioni con il corridoio 10). Se lo sviluppo economico del Paese non dipende certo dai volumi dei flussi stradali e ferroviari che transiteranno lungo le tratte italiane dei corridoi, è indubbio, però, che l'ammodernamento dei collegamenti stradali e ferroviari con l'Est è la condizione necessaria per cogliere i benefici attesi dalla progressiva integrazione di economie diverse ma tendenzialmente convergenti, quali sono le economie degli attuali paesi UE e dei paesi dell'Est Europa. Dei dieci corridoi paneuropei, quelli sui quali si sono fatti meno progressi e dove permangono colli di bottiglia che scoraggiano l'intensificarsi delle relazioni, sono proprio i due corridoi di maggior interesse per l'Italia e già parte del traffico fra paesi della UE e l'Est si è spostato a nord delle Alpi (circa 20 milioni di tonnellate di merci all'anno, di cui 2/3 su strada e 1/3 per ferrovia).

I due corridoi di interesse italiano (Corridoio 5 stradale e ferroviario Venezia – Trieste – Ljubljiana - Budapest- Kiev, per un totale di 1.600 km; Corridoio 8 stradale e ferroviario, con terminali a Bari e Brindisi, collegati per traghetti al porto ammodernato di Durazzo, e da lì a - Skopje - - Sofia - Burgas - Varna, sul Mar Nero, per un totale di 1.300 km). Questi due corridoi concorrono con gli altri otto all'ampliamento dello spazio economico europeo ed entrano nello stesso tempo in competizione con essi nel disegnare le vie principali degli scambi con i Paesi dell'allargamento. Cooperano ed entrano in concorrenza dunque fra loro la via Baltica (corridoio 1); i collegamenti tra Germania, Ucraina e Russia, attraverso la Polonia

(corridoi 2 e 3); i corridoi balcanici, che partono dalla Germania (corridoio 4, fino ad Istanbul, la via fluviale del Danubio, corridoio 7), dall'Austria (corridoio 10) e dall'Italia (corridoio 5, con vari settori paralleli, anche fino a Kiev; corridoio 8, dalle sponde dell'Adriatico fino alla Bulgaria).

Figura 1 – I corridoi paneuropei.


CORRIDOI PANEUROPEI
GERMANIA
SVIZZERA
REP. SLOVACCA
UCRAINA
ROMANIA
BULGARIA
BOSNIA
GRECIA
TURCHIA
MILANO
ANCONA
PESCARA
CARTA 2

La politica dei corridoi è prioritaria per l'Italia quanto più la valenza infrastrutturale del collegamento amplia le potenzialità di sviluppo delle relazioni economiche e istituzionali. Per riequilibrare la posizione del Sistema Italia nell'Europa allargata è necessario adottare una strategia mirata agendo sul piano politico non meno che su quello economico-finanziario. Occorre ricercare delle intese con gli Stati vicini, sviluppare una stretta collaborazione fra le rispettive amministrazioni e opportuni scambi bilaterali (gemellaggi etc.). Sarà anche necessario, sul piano economico-finanziario, offrire l'appoggio italiano, nei tavoli multilaterali e in sede europea, ai progetti diretti al completamento dei collegamenti stradali e ferroviari dell'Italia con l'Est Europa, e coordinare in modo più efficace i finanziamenti bilaterali italiani, e le iniziative di partenariato pubblico-privato, nel settore dei trasporti nei Balcani.

Figura 2 – Corridoio 5 Venezia – Kiev


POLONIA
GERMANIA
SLOVACCHIA
UCRAINA
AUSTRIA
UNGHERIA
ROMANIA
ITALIA
CROAZIA

Il corridoio 5, entro i confini:

1) Rifacimento completo del principale attraversamento trasversale ferroviario (da Lione a Torino, a Milano, Bologna, Venezia a Trieste) con caratteristiche AV.

2) superamento delle tratte autostradali oramai ad uso preminente locale (dalla tratta Brescia – Milano, allo scavalcamento dell'area urbana di Mestre, con il nuovo passante autostradale, alla Pedemontana veneta. Tempi: Milano Brescia (2006), Passante di Mestre (2007), Pedemontana Veneta (2010), rete AV da Torino a Milano a Verona e Bologna (2008), nuova linea Torino Lione (entro il 2015).

Il corridoio 5, oltre i confini:

1) Il primo tratto del corridoio, in Slovenia, l'autostrada è stata quasi interamente completata fino a Maribor: sugli ultimi 14 km, subito dopo Lubiana, il completamento dei lavori in corso è previsto entro il 2005.

2) Dopo Maribor, la situazione cambia e l'autostrada riprende solo a Zamardi, sul lago Balaton, dopo ben 230 km di strada stretta e inadeguata ai lunghi percorsi. Il completamento dell'autostrada da Trieste non è prevedibile prima del 2010.

3) L'autostrada che dal confine ungaro-croato raggiunge Trieste via Zagabria e Fiume, con un percorso di circa 300 è in esercizio per 160 km; dei 140 km mancanti, 60 rappresentano la bretella, cruciale per l'Italia, fra Trieste e Fiume.

4) Il collegamento ferroviario fra Slovenia e Ungheria è stato realizzato solo recentemente, e la linea, per circa 190 km a cavallo fra i due paesi, non è elettrificata ed è in parte a binario unico. L'Ungheria ha ottenuto fondi ISPA e crediti BEI per ammodernare ed elettrificare i 100 km di linea sul suo territorio entro il 2007, la Slovenia ancora non ha fatto altrettanto per i suoi 87 km.

Figura 3 - Corridoio 8 - Collegamenti stradali


ROMANIA
Corridoio 10
JUGOSLAVIA
BULGARIA
MACEDONIA
TURCHIA
Corridoio 4
ALBANIA
GRECIA
Legenda

Figura 4 - Corridoio 8 - Collegamenti ferroviari.


ROMANIA
JUGOSLAVIA
BULGARIA
MACEDONIA
TURCHIA
ALBANIA
GRECIA
Corridoio 4

Il corridoio 8, oltre i confini:

1) Sul versante stradale, è in via di completamento il tratto Albanese, di circa 160 km, da Durazzo a Elbasan, via Tirana, e anche via Rrogozhine; i lavori per il tratto Elbasan-Struga (confine con la Macedonia) finiranno nel 2004. Dopo il confine, l'indispensabile ampliamento e ammodernamento dei primi 120 km della strada da Struga a Tetovo non è neanche in progetto.

2) La strada è stata invece ampliata, o è in via di ampliamento, da Gostivar, poco a sud di Tetovo, fino a Kumanovo, poco oltre Skopje. Da Kumanovo la strada torna ad essere ad una sola corsia, inadatta al traffico pesante, per circa 160 km fino quasi a Sofia.

3) Dopo Sofia c'è un tratto autostradale di 160 km fino a Orizovo, poi corsia unica per gli ultimi 230 km fino ai porti di Burgas e Varna.

4) Il collegamento ferroviario lungo il corridoio VIII è praticamente inesistente, perché manca del tutto la connessione fra la rete Albanese e quella Macedone (70 km) e fra la rete macedone e la rete bulgara (60 km).

IV – LA STRATEGIA PER LE AREE SOTTOUTILIZZATE: UN MEZZOGIORNO COMPETITIVO

IV.1 Tendenze e obiettivi programmatici

È dalle aree sottoutilizzate del Paese, soprattutto del Mezzogiorno, che può venire il massimo contributo all'aumento del potenziale di crescita. A questo obiettivo è rivolta una politica mirata che all'impegno ordinario dello Stato aggiunge interventi finanziari con fondi comunitari e con risorse nazionali.

Fatti e politica economica: tre "più" del Mezzogiorno

Assicurare una crescita economica accelerata al Mezzogiorno è la condizione necessaria per un più alto e duraturo sviluppo dell'intera economia nazionale. Nel Mezzogiorno si concentrano infatti risorse umane, naturali e culturali e agglomerazioni produttive non sufficientemente valorizzate. I margini di aumento dell'occupazione e della produttività, principale volano di crescita, sono assai elevati. L'aumento della produttività e della competitività deve essere obiettivo unitario delle forze economiche e sociali più innovative e capaci del Mezzogiorno e della politica economica, nazionale e regionale. E' questa la condizione per raggiungere i due obiettivi che ha oggi la politica economica per il Mezzogiorno:

- una crescita stabilmente al di sopra di quella media europea da metà decennio;
- un aumento del tasso di attività verso il 60 per cento a fine decennio.

Figura IV.1 Mezzogiorno: obiettivi programmatici


Prodotto Interno lordo
(1995=100)
140,0
131,0
122,0
113,0
104,0
95,0
1995 1997 1999 2001 2003 2005 2007
Tasso di attività
(quota di occupati e persone in cerca di lavoro
sulla popolazione attiva)
60,0
58,0
56,0
54,0
52,0
50,0
1995 1997 1999 2001 2003 2005 2007
Valori effettivi
Valori programmatici

Fonte: elaborazioni MEF – Dipartimento per le Politiche di Sviluppo (DPS)

Negli ultimi tre anni, il Mezzogiorno è cresciuto a un ritmo medio annuo ancora al di sotto delle potenzialità, ma superiore a quello del Centro Nord (di circa 4 decimi di punto). Le caratteristiche della moderata ripresa del processo di convergenza è chiarita dalle analisi ora disponibili per ripartizioni assai fini (784 aree) del territorio che superano le tradizionali e ingannevoli ripartizioni amministrative (cfr. Riquadro "Il Mezzogiorno (e il Centro nord) a più velocità"). Alla lieve convergenza fra macro-aree corrispondono crescenti divaricazioni dello sviluppo al loro interno e all'interno delle singole regioni, confermando l'accentuata natura locale dei vantaggi comparati che determinano maggiore produttività, competitività e sviluppo e la improprietà di letture dello sviluppo in termini di "assi di propagazione". Per quanto riguarda la produttività, nel contesto di una modesta dinamica media nazionale, l'analisi territoriale mostra, soprattutto nel Mezzogiorno (che muove spesso da livelli ancora assai modesti), l'esistenza di molte aree con una crescita significativa, segno della robustezza dei processi di sviluppo in atto.

Sono questi risultati che confortano la scelta di una politica economica radicalmente lontana dal passato. Non più un'azione incentrata su sussidi e aiuti a pioggia che, nel tentativo di compensare la carenza di servizi pubblici, finiscono spesso per distorcere le convenienze e mortificare soprattutto le agglomerazioni imprenditoriali che più hanno scommesso sullo sviluppo. Ma una politica centrata su tre "più" legata alle potenzialità dei singoli territori: più e migliori infrastrutture materiali (reti, impianti, attrezzature per le comunicazioni, trasporti, acqua, smaltimento di rifiuti) e immateriali (ricerca, società dell'informazione e accumulazione di capitale umano) fra loro

integrate, in grado di produrre servizi locali di qualità; più capacità ed efficienza delle amministrazioni pubbliche e della rete istituzionale, pubblica e privata, che, attraverso la cooperazione di diversi livelli di governo, guida la realizzazione di quelle infrastrutture e di quei servizi; più certezza e complementarietà degli aiuti di Stato ai progetti locali di sviluppo.

E' una politica dove al centro nazionale ed europeo compete di assumersi la responsabilità degli indirizzi strategici (quali assi di comunicazione privilegiare, di quali conoscenze garantire la diffusione, quali obiettivi economici, sociali e ambientali privilegiare, quali sistemi di regole stabilire, ecc.), ai governi regionali compete gran parte delle decisioni programmatiche e di allocazione territoriale delle risorse, ai governi locali compete il disegno dei progetti e la ricerca delle relative alleanze territoriali. Si tratta di un governo cooperativo dello sviluppo fra più livelli di amministrazione che trova da alcuni anni una forte applicazione sia nel Mezzogiorno sia nel Centro Nord.

Sono queste le azioni capaci di accrescere la produttività e quindi la competitività dei sistemi produttivi locali e quindi, a un tempo, di promuovere investimenti endogeni e di attrarre investimenti dall'esterno.

Risultati significativi in termini di accelerazione della spesa, di miglioramento delle capacità delle pubbliche amministrazioni e di avvio di progetti di qualità sono stati conseguiti durante il 2002-2003 sulla base degli indirizzi del DPEF 2002-2006 e sono riassunti nel Riquadro " Azioni e risultati conseguiti da Governo e Regioni nel Mezzogiorno e nelle altre aree sottoutilizzate". L'azione in corso dovrà essere ulteriormente rafforzata nel prossimo triennio lungo le linee di seguito riassunte.

Più e migliori infrastrutture materiali e immateriali

L'accelerazione degli investimenti pubblici in infrastrutture di qualità, materiali e immateriali, dovrà proseguire con forza. Il volume di spesa in conto capitale destinato a investimenti per infrastrutture materiali e immateriali nel 2000 era, in termini pro-capite, ancora inferiore a quello del Centro-Nord (451 euro contro 486), e fortemente squilibrato rispetto alla spesa, sempre pro-capite, per trasferimenti di capitale (437 euro contro 297 nel Centro-Nord).

Lo sforzo si dovrà concentrare in alcuni comparti dove permangono forti ritardi e carenze o dove sono ora possibili risultati significativi di impatto sulla produttività delle

imprese. Il riferimento di priorità è al settore idrico e allo smaltimento dei rifiuti, alla fornitura di energia elettrica e di servizi di trasporto, in particolare ferroviari, al sostegno della ricerca e della società dell'informazione, alla riqualificazione e potenziamento dei servizi delle città, ai sistemi integrati per l'attrazione turistica.

Condizione indispensabile per tale politica è un volume di risorse definito, certo, allocato in modo flessibile agli usi più efficaci. E' quanto avviene con il Quadro Comunitario di Sostegno grazie al governo rigoroso della sua attuazione da parte di Governo centrale e Regioni. E' quanto può ora realizzarsi anche per i fondi aggiuntivi nazionali grazie al sistema dei due Fondi per le aree sottoutilizzate, istituiti con Legge Finanziaria. 2003 (art. 60 e 61) e poi resi operativi con la delibera CIPE n.16 del 9 maggio 2003. Si tratta della risorsa nazionale che, in attuazione dell'art.119 comma 5, si affianca ora al Fondo comunitario, avviando un'importante convergenza tra programmazioni comunitaria e nazionale. (cfr. par IV.2)

Al fine di raggiungere un volume medio annuo di spesa in conto capitale destinato al Mezzogiorno prossimo al 45 per cento del totale, comprensivo del contributo fornito dalle risorse comunitarie e da quelle ordinarie, è indispensabile mantenere nelle prossime Leggi Finanziarie uno stanziamento di nuove risorse aggiuntive nazionali adeguato in termini di PIL.

E' altresì indispensabile centrare gli obiettivi annuali di spesa per i fondi aggiuntivi nazionali e comunitari, come si è fatto per questi ultimi nel 2002, e come si potrà fare ora anche con quelli nazionali, grazie al nuovo sistema di monitoraggio introdotto dal CIPE.

Questi interventi sulle risorse aggiuntive devono essere accompagnati da una più forte azione sulle risorse ordinarie. E' necessario agire con ancora maggiore determinazione, soprattutto da parte del CIPE, sui soggetti responsabili per grandi interventi (Ferrovie dello Stato, Anas, etc.) e su singoli Ministeri di spesa (Infrastrutture, Ricerca, etc.) affinché rispettino l'obiettivo programmatico generale di destinare al Mezzogiorno il 30 per cento del complesso delle risorse ordinarie per spese in conto capitale. Si tratta di tutte le spese sostenute sia dalla Pubblica amministrazione e dagli enti esterni appartenenti alla componente allargata del settore pubblico, sia dai soggetti attuatori dei progetti di infrastrutturazione del Paese. E' questa la condizione necessaria per assicurare l'addizionalità dei fondi comunitari e nazionali. Un importante passo in questa direzione è contenuto nei puntuali impegni di spesa assunti dal

Ministero delle Infrastrutture per l'attuazione della Legge obiettivo, nel documento "Programma Infrastrutture strategiche" allegato a questo DPEF.

Dovrà infine essere rafforzato l'impegno intrapreso con le decisioni del CIPE del maggio 2003 di accrescere progressivamente la quota di spesa in conto capitale destinata a investimenti pubblici in infrastrutture materiali e immateriali e non a incentivi.

Sarà in particolare necessario garantire: a) l'effettiva realizzazione, senza slittamenti, dei progetti già decisi, quali, ad esempio, quelli inseriti nel Piano di priorità delle Ferrovie dello Stato approvato dal CIPE il 29 settembre 2002; b) la maggiore efficienza degli Enti attuatori degli interventi, attraverso la piena applicazione dei metodi propri della programmazione comunitaria (premialità e sanzioni) già estesi ad altri strumenti di intervento quali gli Accordi di Programma Quadro; c) il conseguimento anche per il Mezzogiorno dei risultati fissati in questo stesso documento per l'attuazione della Legge obiettivo (dove si prevede, ad esempio, che nel 2004 circa il 50 per cento dei lavori sia realizzato nel Mezzogiorno).

Più capacità e efficienza delle istituzioni del Mezzogiorno

Uno sforzo progettuale di tale ampiezza richiede di proseguire con determinazione nelle azioni di ammodernamento delle istituzioni del Mezzogiorno.

Si tratta, in primo luogo, di perseverare nel rafforzamento della "capacità" delle Amministrazioni pubbliche, specie delle Regioni che hanno oggi la massima responsabilità nella programmazione e attuazione degli interventi. Per scegliere e poi realizzare le infrastrutture necessarie ai territori, per produrre servizi pubblici utili a cittadini e imprese, occorre una Pubblica Amministrazione "capace" di comprendere i fabbisogni prioritari di cittadini e imprese, di progettare (e/o fare progettare), di affidare in concorrenza ai privati la realizzazione di infrastrutture e la produzione di servizi, di redigere bandi, di scrivere e fare rispettare regole, di verificare risultati, di proporre rapidamente decisioni, nonché di concorrere a definire le regole e a porre le condizioni per la creazione di mercati concorrenziali dei servizi pubblici.

Il rinnovamento deve investire con forza anche quelle Amministrazioni centrali e regionali che (come evidenziano le recenti conclusioni del Comitato di Sorveglianza del Quadro Comunitario di Sostegno 2000-06) mostrano resistenze al cambiamento (cfr. par.IV.4).

Il rinnovamento istituzionale deve poi estendersi ad altri due piani. Il piano politico, con una forte assunzione diretta di responsabilità per gli interventi aggiuntivi da parte di vertici stabili dei governi regionali e locali. Il piano del partenariato economico e sociale, con un coinvolgimento sia nel processo decisionale, per l'identificazione delle priorità praticabili, sia nella fase di attuazione.

Più complementarietà e certezza degli incentivi

Le azioni per la compensazione attraverso incentivi degli svantaggi di localizzazione, oggi ancora necessarie in presenza di divari di convenienza assai marcati, devono il più possibile essere integrate con l'intervento per il miglioramento delle condizioni di contesto.

In questa direzione si dovrà proseguire lungo gli indirizzi fissati con la delibera CIPE del 9 maggio 2003 e sollecitati dalle parti economiche e sociali. (cfr. IV.5)

Il riordino degli incentivi è stato avviato per quelli pienamente automatici, quali il credito di imposta per gli investimenti e quello per l'occupazione: sottraendo il primo ai rischi di arbitrarietà e inefficacia che ne inficiavano il disegno e dando certezza ai flussi finanziari; ridisegnando parzialmente e rifinanziando il secondo con ampie risorse. Il riordino potrà ora proseguire fra l'altro con: la rapida sperimentazione e, se valutata positivamente dal CIPE, la piena attuazione del nuovo strumento dei "contratti di localizzazione" rivolti ad attrarre investimenti dall'esterno; il governo coerente dei Patti territoriali, ora regionalizzati, e dei Progetti Integrati Territoriali (PIT), destinati all'imprenditoria endogena e con una dominante componente infrastrutturale, da parte delle Regioni; l'estensione del riordino ai contratti d'area; l'appropriata revisione degli strumenti valutativi, come la L. 488/92 con la previsione di un ruolo nuovo delle banche.

Il ruolo di mercati più concorrenziali

L'intensificazione della concorrenza nei grandi servizi di rete, nei servizi locali di pubblica utilità, nei servizi pubblici e privati per le imprese, è condizione necessaria affinché la politica di offerta esplichi i suoi effetti.

Particolare rilievo riveste la qualità dei servizi finanziari e l'accesso al credito da parte delle imprese, specie di quelle giovani e innovative oggi spesso costrette a fare affidamento su fondi propri o su servizi pubblici. (cfr. par. IV.5)

Per le infrastrutture legate all'approvvigionamento e alla depurazione delle acque, la realizzazione delle condizioni necessarie a un accorpamento delle gestioni nel settore delle risorse idriche e della pianificazione degli investimenti per dimensioni territoriali ottimali - ottenuta anche attraverso gli incentivi posti nel QCS – consente, per la prima volta in Italia, con l'avvio delle gare per la concessione della gestione, l'ingresso di soggetti imprenditoriali capaci di garantire servizi di qualità.

Nel prosieguo del capitolo vengono approfonditi alcuni aspetti di queste linee direttrici dell'azione pubblica per lo sviluppo del Sud.

IL MEZZOGIORNO E IL CENTRO NORD A PIÙ VELOCITÀ

Conti nazionali e dati sull'occupazione mostrano che il processo di convergenza del Mezzogiorno rispetto al resto del paese è tornato ad avviarsi tra gli anni novanta e il decennio in corso, seppure in modo lieve. Le nuove informazioni a livello territoriale molto disaggregato (Sistemi Locali del Lavoro, SLL[1]) sul periodo 1996-2000, prodotte grazie al progetto Istat-Dipartimento per le Politiche Sviluppo "Informazione statistica territoriale e settoriale per le politiche strutturali 2001-2008" [2], confermano ora che questo fenomeno non è omogeneo, è il risultato di una performance assai positiva di una parte delle aree del Mezzogiorno (presenti in tutte le regioni), ed è caratterizzato anche da elevate crescite della produttività.

Nel 2000, dei 365 SLL meridionali, solo 9 presentavano un livello di reddito (valore aggiunto a prezzi correnti) pro capite maggiore della media italiana (pari a 18,7 mila euro); nel Centro Nord erano 187 su 419. Nel periodo 1996-2000, il 55 per cento dei SLL del Mezzogiorno (201 su 365) ha avuto un tasso di crescita superiore a quello medio nazionale (3,8 per cento); nel Centro-Nord tali aree sono il 39 per cento (163 su 419).

In entrambe le parti del Paese vi sono dunque SLL che crescono a tassi elevati, così come in entrambe permangono situazioni di stagnazione. Nel complesso, la convergenza al Sud si concentra in Campania, Basilicata e Calabria, ma aree di veloce sviluppo sono presenti anche nelle altre regioni. Come mostra la Figura 1, la convergenza non segue alcun asse geografico particolare ma procede "per salti" in

---

[1] SLL sono stati individuati dall'ISTAT, con una metodologia omogenea per tutto il territorio nazionale, sulla base dei dati del Censimento della popolazione del 1991 relativi ai flussi di pendolarismo per motivi di lavoro e saranno revisionati con le informazioni acquisite con i nuovi censimenti. Le unità territoriali ottenute sono 784 (di cui 365 nel Mezzogiorno) con una dimensione media di circa 74.000 abitanti, molto variabile (il 42,7 per cento dei SLL ha una dimensione inferiore ai 20.000 abitanti, con però una popolazione residente di circa il 6,5 per cento della popolazione totale, invece alcuni SLL tipici delle aree metropolitane includono oltre un milione di abitanti). La geografia dei SLL presenta poche sovrapposizioni territoriali con i confini amministrativi provinciali e regionali (solo 48 SLL sono costituiti da territori afferenti a più regioni, mentre 170 SLL occupano parte del territorio di più province). Istat, "I sistemi locali del lavoro 1991", Argomenti n.10, Roma 1997.

[2] Il progetto è finanziato dal Quadro Comunitario di Sostegno (PON Assistenza tecnica, Misura I.3).

modo chiaramente collegato a situazioni di contesto sociale, economico e istituzionale locale e regionale[3].

Ai primi posti della graduatoria nazionale del reddito pro-capite per l'anno 2000 troviamo: nel Nord-Ovest i sistemi locali di Milano (con 33,8 mila euro pro-capite) di Imperia e Brescia (con circa 28 mila euro), nel Nord-Est, con valori oltre 31,9 mila euro, i sistemi di Canazei, Badia (turismo) e Sassuolo (materiali da costruzione); nel Centro, con valori tra i 24 e i 27 mila euro, Portoferraio (urbano), Fabriano (made in Italy), e Roma. Relativamente al Mezzogiorno, oltre al sistema locale di Melfi (mezzi di trasporto) che con 25 mila euro di valore aggiunto pro-capite si posiziona al di sopra anche di molte aree del Centro-Nord, il secondo sistema più importante per la ripartizione è quello di Arzachena (turismo), con circa 23 mila euro, seguito da Capri (turismo), L'Aquila (apparecchi radiotelevisivi), Matera (urbano) e Chieti (made in Italy) con oltre 20 mila euro. Sotto tale soglia, ma al di sopra della media nazionale, figurano Nuoro, Ragusa e Foggia[4].

Al di sotto del dato nazionale troviamo sistemi con dimensioni molto variabili fra di loro. Si hanno, ad esempio, SLL con valori intorno a 8-10 mila euro, quali Castelforte (Lazio), Porlezza (Lombardia), Roccastrada (Toscana), Santa Maria Maggiore (Piemonte), e sistemi con valori intorno a 5-6 mila euro, quali Verzino (Calabria), Sannicandro Garganico (Puglia), Montano Antilia (Campania), San Giorgio Lucano (Basilicata), Mazzarino (Sicilia) e Bono (Sardegna).

[3] Si conferma così una tendenza colta in OECD, "Territorial Outlook, 2001 Edition".

[4] I SLL sono stati classificati dall'Istituto Nazionale di Statistica, in base alla specializzazione produttiva prevalente a partire dai dati sulle unità locali del censimento intermedio del 1996, in 11 tipologie: urbani, estrattivi, turistici, del made in Italy, del tessile, del cuoio e della pelletteria, dell'occhialeria, dei materiali da costruzione, dei mezzi di trasporto, degli apparecchi radiotelevisivi, senza specializzazione.

Figura 1-Aree (SLL) in base alla crescita del reddito pro-capite nel 1996-2000.



Il miglioramento dei livelli di reddito pro-capite corrisponde in primo luogo a una ripresa dell'occupazione.

Nel periodo 1996-2000 il tasso di occupazione generico (occupazione totale su popolazione complessiva) è passato in Italia da 38,5 a 40,0[5]*: rispetto a tale aumento medio, 117 SLL del Mezzogiorno (32 per cento del totale) presentano una crescita superiore alla media, 179 nel Centro Nord (43 per cento del totale). Anche in questo caso si osserva una diversificazione di performance a macchia di leopardo (Figura 2).*

[5] Il tasso di occupazione specifico (calcolato cioè sulla popolazione attiva - anni 15-64) è passato nello stesso periodo da 50,9 a 53,5 (e nel 2002 raggiunge quota 55,4).

Figura 2-Aree (SLL) in base alla variazione del tasso di occupazione generico nel periodo 1996-2000


da 2,01 a 4,00 (171)

La dinamica dell'occupazione non spiega per intero i differenziali di crescita né nel Mezzogiorno né nel Centro Nord. La dinamica della produttività svolge infatti un ruolo rilevante.

Nel contesto di una dinamica mediamente modesta e insoddisfacente della produttività del lavoro[6] *(2,8 per cento di crescita media annua – del valore aggiunto per occupato a prezzi correnti*[7] *- nel quadriennio), si osserva infatti, specialmente nel Sud, una ripresa di produttività in molte aree, anche nelle regioni mediamente più arretrate (Figura 3). La produttività è cresciuta più della media nazionale nel complesso del periodo in 206 SLL del Sud (56 per cento del totale) e 192 nel Centro-Nord (46 per cento del totale).*

[6] Non è possibile ricostruire con questo dettaglio territoriale una misura della produttività che tenga conto anche dell'apporto del capitale.

[7] La variazione media annua dei valori a prezzi costanti (1995) sempre per lo stesso periodo è stata dell'1,2 per cento.

Figura 3- Aree (SLL) per livello (anno 2000) e crescita (variazione media annua 1996-2000) della produttività (v.a. per occupato) rispetto al valore medio nazionale.


v.a. per occupato

In conclusione, l'esame per Sistemi locali del lavoro mostra una geografia dello sviluppo molto articolata e inedita rispetto alla percezione comune.

Alla riduzione del divario fra le macro-aree si accompagna una forte diversificazione della performance, regione per regione, al di fuori dei presunti "assi geografici di sviluppo" (o di crisi). In molte aree in forte crescita (del Mezzogiorno e del Centro Nord) a crescere sopra la media è anche, se non soprattutto, la produttività, che in molte aree del Mezzogiorno mostra risultati significativi.

Occorrerà verificare con approfondite analisi se e in quale modo questa "geografia a macchia" dello sviluppo derivi da capacità locali di progettazione dei soggetti privati e pubblici o da altri fattori.

AZIONI E RISULTATI CONSEGUITI DA GOVERNO E REGIONI NEL MEZZOGIORNO E NELLE ALTRE AREE SOTTOUTILIZZATE

I- Accelerazione e qualificazione degli investimenti in infrastrutture materiali e immateriali

- *Raggiungimento e superamento (circa 97 per cento) dell'obiettivo originario di utilizzo di almeno il 95 per cento dei fondi comunitari per il Mezzogiorno del Programma 1994-99; risultati non così elevati per il Centro Nord.*
- *Raggiungimento al 100 per cento del livello minimo di spesa fissato dall'Unione europea per il 2002 per il Programma 2000-2006, senza alcuna perdita di risorse per l'Italia.*
- *Preparazione della revisione di metà periodo del Programma comunitario 2000-2006 attraverso: due ricognizioni di autovalutazione da parte delle Regioni; analisi e seminari tecnici partenariali sui Progetti integrati territoriali; Forum regionali con le parti economiche e sociali; studi mirati, fra l'altro, su città, strumenti di incentivazione, trasporti.*
- *Rispetto da parte di tutte le Regioni del Mezzogiorno e del Centro Nord e delle Amministrazioni centrali del target fissato dalla delibera CIPE 36/2002 relativo alla programmazione nell'ambito degli Accordi di Programma Quadro (APQ) di almeno il 60 per cento di tutte le risorse per le aree sottoutilizzate assegnate dal CIPE nel precedente triennio. Tra ottobre 2002 e giugno 2003 sono stati sottoscritti 35 nuovi APQ, con un incremento del 43,2 per cento rispetto agli Accordi sottoscritti dal febbraio '99 al settembre 2002. L'ammontare complessivo di risorse CIPE programmato in tali APQ è pari a 5.178 miliardi di euro.*
- *Rispetto da parte delle Regioni del Mezzogiorno e del Centro Nord della scadenza del 31 dicembre 2002 per la presentazione di progetti e relativi cronoprogrammi di attuazione da inserire in APQ e finanziare con le risorse della delibera CIPE 36/2002.*
- *Costruzione (nella Legge Finanziaria 2003, artt.60 e 61) e avvio (con delibere CIPE 9 maggio 2003) del meccanismo innovativo dei Fondi unici nazionali per le aree sottoutilizzate al fine di: concentrare e dare unitarietà programmatica e finanziaria all'insieme degli interventi aggiuntivi nazionali; assicurare flessibilità e tempestività nell'uso delle risorse, liberando quelle "immobilizzate" su strumenti inefficienti o inefficaci; finanziare in modo equilibrato i diversi strumenti di incentivazione, mirandone l'utilizzo.*
- *Incremento da circa il 40 a circa il 60 per cento della quota di fondi per le aree sottoutilizzate assegnata a investimenti pubblici.*
- *Introduzione (con delibere CIPE) e attuazione di meccanismi premiali e sanzionatori di incentivo alla spesa tempestiva dei fondi degli APQ e degli altri strumenti finanziati con i fondi aggiuntivi nazionali.*
- *Finanziamento (delibera CIPE n.17/2003) e avvio di un Piano d'Azione per la valutazione e il rafforzamento del sistema di monitoraggio degli APQ e dei Programmi cofinanziati con i fondi strutturali europei (20 Meuro) e interventi per rendere effettivamente operativo il sistema di monitoraggio.*
- *Definizione di impegni progettuali verificabili di enti attuatori pubblici quali Ferrovie dello Stato e Anas, per l'attuazione dell'obiettivo di destinare il 30 per cento delle risorse ordinarie al Mezzogiorno.*
- *Assegnazione al Ministero dell'Istruzione, Università e Ricerca scientifica (MIUR) di circa 350 Meuro per attività di ricerca nel Mezzogiorno;*

assegnazione al Ministro per l'Innovazione e le Tecnologie di 140 Meuro per interventi di sviluppo della società dell'informazione; destinazione direttamente alle Regioni e Province autonome del Centro Nord di 117 Meuro per la ricerca; destinazione programmatica di ulteriori 140 Meuro a obiettivi di ricerca nel Mezzogiorno per iniziative da individuare in partenariato fra MIUR, Ministero dell'Economia e Finanze, Regioni e parti economiche e sociali

II. - Rafforzamento della capacita' delle pubbliche amministrazioni

- *Assegnazione nel marzo 2003 dei premi finanziari a Regioni e Amministrazioni Centrali in base al meccanismo di incentivazione e misurazione della performance (premialità) nell'ambito dei Fondi comunitari.*
- *Realizzazione da parte delle Regioni del Mezzogiorno, anche grazie al suddetto meccanismo di premialità, della diffusione del controllo interno di gestione nelle amministrazioni, degli sportelli unici per le imprese, e dei servizi per l'impiego sul territorio oltre all'attivazione e all'accresciuta operatività delle Agenzie regionali per l'ambiente.*
- *Incentivazione, anche attraverso la premialità, della definizione e della messa in opera di regole per il funzionamento di mercati concorrenziali dei servizi pubblici (acqua, rifiuti, energie, ecc...).*
- *Completamento della costruzione del sistema dei Nuclei di Valutazione e Verifica (in 11 Amministrazioni centrali e in 19 Regioni). Contestuale costituzione formale della Rete dei nuclei alla fine di ottobre 2002 da parte della Conferenza Stato-Regioni.*
- *Disciplina con delibera CIPE n.143/2002 delle modalità e delle procedure per l'avvio a regime del sistema del Codice Unico di Progetto che consentirà l'identificazione univoca ed efficiente di tutti i progetti di investimento pubblico.*

III - Certezza e complementarietà degli incentivi

- *Integrale ridisegno delle norme sui crediti d'imposta per gli investimenti (art.62 della Legge Finanziaria 2003) al fine di dare certezza di spesa, eliminare i gravi margini di arbitrarietà esistenti nella normativa assicurando attraverso controlli la concentrazione dell'intervento su richieste pienamente legittime, concentrare in gran parte le agevolazioni nel Mezzogiorno.*
- *Aggiornamento della disciplina del credito d'imposta per l'occupazione e suo prolungamento temporale, con rifinanziamento fino al 2006 per nuove assunzioni disposte dal 1 gennaio 2003.*
- *Avvio come progetto pilota del Contratto di localizzazione per l'attrazione di investimenti dall'esterno, capace di combinare l'apporto di incentivi mirati con quelli di pacchetti infrastrutturali e di semplificazione amministrativa.*
- *Accordo con le Regioni e approvazione della regionalizzazione dei patti, con l'adozione di criteri di selettività.*

IV - Rafforzamento della posizione negoziale italiana per il futuro della politica di coesione comunitaria

- *Redazione e presentazione nel dicembre 2002 alla Commissione Europea, ai 15 Paesi dell'UE e ai 10 candidati all'adesione del secondo Memorandum sulla riforma della politica regionale di coesione comunitaria, condiviso con tutte le Amministrazioni centrali e regionali del Paese e con le parti economiche e sociali. Il Memorandum definisce i punti cardine intorno ai quali si articolerà la posizione italiana nel negoziato europeo sul futuro della politica regionale post-*

2006 sia per il Mezzogiorno sia per il Centro Nord (cfr. Riquadro – La riforma della politica di coesione).

- *Affidamento, da parte della UE e in via bilaterale, e realizzazione di attività di assistenza alle politiche regionali in Paesi dell'allargamento.*

IV.2 La quantità e l'utilizzo delle risorse finanziarie per gli investimenti pubblici

Le risorse finanziarie destinate allo sviluppo e segnatamente agli investimenti pubblici sono definite nel Quadro finanziario unico, la cui sintesi è presentata nel cap.III (figura III.). Tale quadro, già alla base delle previsioni economiche e finanziarie formulate nei Documenti di programmazione economica finanziaria degli ultimi anni, consente l'integrazione delle fonti finanziarie ordinarie e aggiuntive di provenienza nazionale e comunitaria. L'integrazione finanziaria è la condizione ineludibile per garantire il rispetto degli impegni nazionali di addizionalità e aggiuntività della spesa e per conseguire l'obiettivo di una quota di spesa in conto capitale destinata al Mezzogiorno pari al 45 per cento di quella nazionale da metà decennio.

Tale quadro assume, in primo luogo, la piena realizzazione, secondo quanto già avvenuto nel 2002, degli obiettivi di spesa dei fondi comunitari e del relativo cofinanziamento nazionale. Il profilo di spesa di tali fondi, sia a livello aggregato sia a livello di singole misure, è peraltro sottoposto a verifica nell'ambito del processo di riprogrammazione che si completerà nel febbraio 2004.

Il quadro assume, in secondo luogo, un progressivo rispetto della regola del 30 per cento di investimenti a Sud a valere sulle risorse ordinarie comunque messe a disposizione delle Amministrazioni pubbliche, degli enti che realizzano infrastrutture (quali Ferrovie dello Stato e Anas) o di soggetti attuatori di progetti di infrastrutturazione del Paese. Tale impegno dovrà essere sostenuto da opportune decisioni politiche e amministrative. Va in questa direzione (ed è scontato nel quadro) l'impegno assunto dal Ministero delle Infrastrutture e Trasporti in sede di attuazione della Legge obiettivo in questo stesso DPEF, con la previsione puntuale di un cronogramma annuale di spesa nel Mezzogiorno e nelle altre aree del Paese e per singoli interventi: secondo tale trasparente impegno, la quota di spesa nel Mezzogiorno potrà salire da valori assai modesti nell'anno in corso a circa il 50 per cento nel 2004 (grazie all'accelerazione di opere di comunicazione in Calabria, Basilicata e Puglia e di

opere idriche), per restare poi stabilmente al di sopra del 30 per cento (anche grazie all'apporto di risorse aggiuntive, in parte da finalizzare).

A queste due fonti si aggiungono le risorse per le aree sottoutilizzate. Il quadro finanziario unico sconta in questo caso, oltre al rifinanziamento adeguato in termini di PIL, la realizzazione degli impegni annui di spesa che le Amministrazioni beneficiarie hanno assunto in attuazione delle delibere Cipe 9 maggio 2003 (cfr. oltre).

Le risorse per le aree sottoutilizzate

Il sistema dei due Fondi MEF e MAP per le aree sottoutilizzate (85 per cento Mezzogiorno e 15 per cento Centro Nord), istituiti con gli articoli 60 e 61 della legge finanziaria 2003, consente la realizzazione di una strategia unitaria di impiego delle risorse nazionali per il riequilibrio economico-sociale e l'applicazione del nuovo principio di flessibilità nel loro utilizzo.

Con la Legge Finanziaria 2003 i Fondi sono stati alimentati da un volume di nuove risorse pari a 8.925 milioni di euro, cui si aggiungono 4.091 milioni di euro per il credito d'imposta e 1.433 milioni di euro per il bonus occupazione, per un totale di 14.449 milioni di euro.

La delibera CIPE 9/5/2003, di allocazione delle risorse ha dato concreta applicazione alla logica dei Fondi, trasferendo, tra l'altro, 265 milioni di euro dal Fondo MEF al Fondo MAP e introducendo un metodo operativo di classificazione delle risorse assegnate negli scorsi anni, in base al "grado di impegno", che consentirà successive rimodulazioni sia fra gli strumenti sia fra i due Fondi.

Le nuove risorse sono ripartite, per il triennio 2003-2005, assicurando un riequilibrio, all'interno dell'alimentazione aggiuntiva, a favore degli investimenti pubblici in infrastrutture materiali e immateriali (5.279 milioni di euro), garantendo altresì il finanziamento di tre distinte categorie di strumenti di incentivazione (cfr. par. IV.5) per complessivi 8.215 milioni di euro.

Le previsioni di spesa assunte per il 2003 dalle Amministrazioni e dagli altri soggetti attuatori sono confermate, in base agli impegni trasmessi al CIPE dopo la delibera e alle decisioni che il CIPE stesso si appresta a prendere, nell'importo di circa 8,2 miliardi di euro. Al fine di perseguire un più rapido raggiungimento dei risultati si è introdotto un monitoraggio cogente, che sarà accompagnato da meccanismi premiali o sanzionatori.

Per il periodo 2004-07 la spesa in conto capitale per il Mezzogiorno dovrebbe crescere al ritmo del 6,4 per cento all'anno. La componente ordinaria aumenterebbe più di quella aggiuntiva in considerazione del progressivo raggiungimento del target di una destinazione al Sud del 30 per cento della spesa delle Amministrazioni pubbliche. L'incidenza della spesa in conto capitale sul PIL raggiungerebbe per il Mezzogiorno il 7,9 per cento - 1,2 punti percentuali superiore a quella del periodo 2000-03. Pur in presenza di persistenti vincoli di finanza pubblica, lo sviluppo del Mezzogiorno potrà così avvalersi di una quota di spesa in conto capitale che raggiunge il 45 per cento del totale negli ultimi anni del periodo (cfr. tavola IV.1). I risultati sono riassunti nel Quadro finanziario unico presentato nel cap. III.

Tavola IV.1 - Spesa in conto capitale nel Mezzogiorno, media 2004-2007.

Risorse	Incidenza spesa in conto capitale su Pil	Variazione percentuale media annua	Quota Mezzogiorno su Italia
Ordinarie	3,7	5,4	29,5
Aggiuntive	4,2	7,0	80,0
Totale	**7,9**	**6,2**	**44,6**

Fonte: elaborazioni Ministero dell'Economia e delle Finanze – Dipartimento per le Politiche di Sviluppo (DPS). Spesa in conto capitale: Quadro Finanziario Unico, scenario programmatico (cfr. cap. III.3); Pil: valori programmatici DPEF 2004-2007.

IV.3. La qualità degli investimenti attraverso la cooperazione tra Regioni e Stato centrale

Le risorse destinate al Sud e alle aree sottoutilizzate del Centro Nord sono rivolte prioritariamente ad aumentare la dotazione di infrastrutture, mediante due strumenti di programmazione economico-finanziari: gli Accordi di Programma Quadro (APQ) attuativi delle Intese istituzionali di programma e i Programmi operativi previsti dal Quadro Comunitario di Sostegno. Entrambe finanziano opere che saranno realizzate nell'arco temporale del presente documento di programmazione.

Si tratta di strumenti di programmazione coperti finanziariamente, in gran parte attraverso risorse aggiuntive nazionali e comunitarie, e che non finanziano idee progettuali o generiche tipologie di opere, bensì interventi puntuali di infrastrutturazione materiali o immateriali.

IV.3.1 Gli Accordi di Programma Quadro

Lo stato di avanzamento degli Accordi

Al Sud sono 48 gli APQ al momento sottoscritti, per un valore complessivo di fondi pubblici pari a poco meno di 19 miliardi di euro, di cui circa il 43 per cento coperto con risorse aggiuntive comunitarie (23 per cento) e nazionali (20 per cento). Gli interventi programmati riguardano principalmente le reti viarie, ferroviarie e gli areoporti (11 miliardi di euro), nonché le infrastrutture idriche (3,6 miliardi di euro).

Nel periodo 1999-2002, gli APQ prevedevano di realizzare al Sud opere per circa 5,1 miliardi di euro; in base all'ultima verifica tale importo risulta ridotto di oltre la metà (57 per cento) rispetto alle previsioni, mostrando la scarsa qualità delle previsioni inizialmente formulate dagli enti attuatori e inducendo il Governo ad adottare, d'intesa con le Regioni, importanti provvedimenti di rafforzamento dello strumento.

I provvedimenti del Governo

Nel biennio 2002-2003, al fine di assicurare celerità e qualità alla realizzazione delle opere, il Governo ha stabilito che debbano essere finanziati prioritariamente gli interventi con uno status progettuale più avanzato e che le opere incluse nella Legge Obiettivo siano inserite negli APQ per monitorarne l'avanzamento.

Il CIPE, con la delibera di riparto delle risorse per le aree sottoutilizzate adottata nel 2003, ha incrementato dal 40 al 60 per cento la quota di risorse destinata alle infrastrutture rispetto agli incentivi alle imprese, rendendo nel contempo più flessibile la gestione dei fondi nazionali che allocano le risorse alle due predette tipologie di investimento pubblico.

Infine, secondo quanto previsto nel Patto per l'Italia e nel DPEF 2003-2006, il CIPE, nella seduta del 9 maggio ha stanziato 100 milioni di euro per il rafforzamento del sistema di monitoraggio degli investimenti pubblici, di cui circa il 20 per cento destinato all'adeguamento delle strutture amministrative e tecniche, soprattutto regionali, preposte alle attività di gestione e verifica degli interventi previsti negli APQ.

Molteplici sono gli interventi completabili nel prossimo quadriennio che, per dimensione o impatto sull'offerta di servizi a cittadini e imprese, possono concorrere a imprimere un salto alla crescita del Sud (a titolo meramente esemplificativo, cfr. tavola IV.2). I miglioramenti nel sistema di monitoraggio consentiranno di verificare con tempestività l'insorgere di ostacoli attuativi.

Tavola IV.2 – Alcuni interventi contenuti negli accordi di programma quadro

Regione	Progetto	Tempistica lavori		Costo (*Milioni di euro*)
		Inizio	Fine	
Abruzzo	Interporto di Pescara	1998.05	2006.09	140
Basilicata	Linea ferroviaria Ferrandina-Matera	2003.12	2005.10	95
Calabria	SS 106 - Calabria (tratte varie)	1997.06	2004.12	209
	Acquedotto dell'Abatemarco - Completamento e raddoppio	2002.04	2004.12	12
	SS 280 Germaneto - Catanzaro Lido	2003.03	2005.04	28
	Acquedotto del Menta	1999.03	2005.12	128
	Pedemontana della Piana di Gioia Tauro	2003.09	2006.01	67
	Aeroporto di Reggio Calabria	2001.04	2006.12	35
Molise	S.S. 85 Venafrana itinerario A1/A14	2003.02	2005.12	100
Puglia	Impianti di depurazione di Ruvo-Terlizzi e Molfetta	2004.05	2005.12	9
	Acquedotto Pertusillo	2004.10	2006.10	31
	Ammodernamento Aeroporto di Bari Palese	2000.03	2006.12	123
Campania	Reggia di Caserta - Interventi di valorizzazione	1998.09	2005.12	40
	Rione Terra (Pozzuoli) - Interveni di recupero e valorizzazione	2001.04	2008.12	99
Sicilia	Autostrada Messina-Palermo	1997.07	2005.04	773
	Acquedotto di Favara Burgio	2003.09	2005.09	66
	Acquedotto Gela-Aragona	2003.09	2005.09	89
	Metroferrovia di Messina	2003.08	2006.10	38
	Aeroporto di Catania - Ampliamento e riqualificazione	2001.01	2006.12	130
Sardegna	Impianto di depurazione delle acque reflue del centro urbano di Olbia	2003.07	2004.12	11
	Risanamento degli stagni di Cabras, S'ena Arrubba, Marceddi e del Fiume Tirso	1998.10	2003.08	20
TOTALE				**2.243**

Fonte: testo degli APQ come eventualmente rivisti dal sistema di monitoraggio

IV.3.2 Il Quadro Comunitario di Sostegno

A oltre tre anni dall'avvio del QCS 2000-2006 i risultati che si profilano nelle Regioni del Mezzogiorno beneficiarie degli interventi dei fondi strutturali comunitari possono essere così sintetizzati:

- il pieno raggiungimento dell'obiettivo di spesa fissato per il 31 dicembre 2002, senza perdita di risorse comunitarie;
- un forte (ma non omogeneo) miglioramento della capacità istituzionale che ha determinato in alcuni settori di intervento (segnatamente acqua, rifiuti, politiche del lavoro), grazie anche all'utilizzo di appropriati meccanismi premiali, una intensa accelerazione delle riforme sin qui inattuate;
- la completa definizione, in tutte le Regioni, di Strategie regionali di intervento in alcuni settori chiave (Ricerca e Innovazione, Società dell'informazione, Trasporti) la cui ricaduta sarà assai forte sull'intera programmazione della Regione.

La prima generazione di progetti finanziata consiste soprattutto in "progetti coerenti" (ossia in progetti non disegnati allo scopo ma compatibili con gli obiettivi strategici), necessari a garantire, secondo un metodo che nel ciclo di programmazione 1994-99 è stato applicato con successo da Spagna e Irlanda, l'accelerazione finanziaria iniziale del programma. Questa scelta ha consentito di avviare nel frattempo una seconda generazione di progetti e interventi disegnati ex novo, che arriva ora in attuazione e a cui è affidato l'impatto più significativo sulle condizioni socio-economiche del Mezzogiorno. Grazie anche alla creazione delle necessarie condizioni istituzionali, è quindi possibile ritenere che sul finire del 2004, con un anno di ritardo rispetto alle originarie previsioni, il Programma potrà iniziare a produrre effetti apprezzabili sulla produttività e sulla crescita. L'integrazione degli interventi con quelli finanziati attraverso gli APQ con risorse aggiuntive nazionali e con quelli a carico di risorse ordinarie, rafforza tale prospettiva. (a titolo meramente esemplificativo, cfr. tavola IV.3)

La valutazione complessivamente soddisfacente dei risultati raggiunti sotto il profilo della creazione delle condizioni istituzionali e del programma comunitario, dovrà tuttavia essere confortata dalla capacità delle Regioni e delle Amministrazioni

centrali, soprattutto di quelle dove permangono ritardi (cfr. Conclusioni del Comitato di Sorveglianza tenuto il 2 luglio 2003), di attuare in pieno i processi di modernizzazione.

Per rafforzare il percorso in questa direzione un ruolo importante svolge la revisione di metà percorso, prevista dai regolamenti comunitari. Nei primi mesi del 2004 essa dovrà portare a riorientare la strategia e a riprogrammare le risorse, qualora mutamenti di contesto lo dovessero suggerire, ovvero si evidenziassero rallentamenti o battute d'arresto nell'attuazione.

Tavola IV.3 - Alcuni interventi contenuti nel QCS 2000-2006

Regione	Progetto	Settore e tipologia	Costo *(Milioni di euro)*
Basilicata	N. 3 progetti per i comuni di Potenza, S. Arcangelo e Colobraro	Rifiuti: *pretrattamento e smaltimento finale in discarica*	5
	Un computer in ogni casa	Società dell'Informazione: *gestione informatizzata della PA*	91
	SS 106 Jonica: tratto 9, nuovi lotti 1-2-3-4-8-9	Trasporti: *strade*	138
Calabria	N. 3 Progetti di consolidamento Comuni di Gerace, Tropea e Curinga	Difesa del suolo: *opere di salvaguardia del territorio a tutela degli abitati di Gerace, Tropea e Curinga*	16
	SS 106 Jonica: tratto 2, nuovi lotti 6-7-8; tratto 4, lotti da 1 a 5; tratto 4b, lotti 1 e 2	Trasporti: *strade*	667
Campania	N. 2 Progetti per lo Sviluppo rurale in Campania: Interventi nel comune di S. Marco dei Cavoti e nella Provincia di Benevento	Agricoltura: *interventi integrati a favore dello sviluppo rurale (infrastutture, centri storici, miglioramento efficienza delle aziende)*	215
	Portale Regionale di Telemedicina	Società dell'informazione: *portale regionale per l'interscambio di dati multimediali e l'integrazione di archivi di interesse medico*	4
	Sistema metropolitano campano (cofinanziamento varie tratte)	Trasporti: *ferrovie*	436
Puglia	Sviluppo del ciclo dei rifiuti urbani del bacino di utenza Brindisi 1	Rifiuti: *smaltimento dei rifiuti e utilizzazione per la produzione di energia*	11
	Interporto Bari Lamasinata (I lotto)	Trasporti: *interporti*	111
Sardegna	Cagliari	Servizio Idrico Integrato: *adduzione*	46
	Prevenzione dell'esclusione sociale	Risorse umane: *percorsi integrati per l'inserimento lavorativo dei soggetti svantaggiati*	7
Sicilia	Dissalata Gela - Aragona	Servizio Idrico Integrato: *adduzione*	89
	Restauro dell'ex stabilimento Florio a Favignana	Beni Culturali: *restauro e recupero*	20
	SS N° 114 Orientale Sicula lotti 1 e 4	Trasporti: *strade*	172
TOTALE			**2.029**

Il nostro Paese si è preparato con forte impegno a questa fase. Con largo anticipo, rispetto a tutti gli altri Stati membri, è stata avviata la valutazione intermedia per tutti i programmi operativi e per il QCS nel suo insieme: con due esercizi di analisi autovalutativa già effettuati su tutti i programmi operativi, è stata condotta, sulla base di una metodologia condivisa, una ricognizione a sistematica di tutti gli elementi che qualificano l'attuazione (*governance* degli interventi, stato di attuazione finanziaria, coerenza strategica). Con questo metodo, assolutamente innovativo e già riproposto in

altri paesi dalla Commissione europea come "buona pratica", si è fortemente accresciuto il livello di consapevolezza in merito alle criticità/potenzialità di ciascun asse, settore e programma operativo e i risultati sono stati condivisi con il partenariato economico e sociale a livello nazionale e regionale.

L'analisi finora effettuata ha evidenziato che:

- non emergono criticità sistematiche a livello di QCS, le cui indicazioni strategiche per asse e settore risultano quindi confermate;
- vi sono tuttavia differenze anche significative tra i settori di intervento e soprattutto tra le Regioni, nella capacità di mantenere il percorso entro la rotta prestabilita, rispettandone appieno gli obiettivi quantitativi e qualitativi.

In questo contesto, massimo sarà l'impegno per conseguire l'obiettivo di spesa di fine 2003, nella consapevolezza che una conferma dei successi già registrati su questo fronte rafforzi anche la posizione negoziale dell'Italia nel processo di definizione del futuro delle politiche di coesione, valorizzando così l'emblematico lavoro di partenariato che ha portato alla definizione del Memorandum (cfr. Riquadro "Riforma della politica di coesione comunitaria e impatto dell'allargamento sulle aree ammissibili all'obiettivo 1 nel 2007-2013", cap. III).

IV.4 Modernizzazione e rafforzamento delle capacità delle amministrazioni pubbliche

Requisito fondamentale per dare qualità alla spesa pubblica in conto capitale e conseguire pienamente l'obiettivo di sviluppo delle aree sottoutilizzate è il rafforzamento istituzionale delle Amministrazioni pubbliche sia nel Centro Nord sia, soprattutto, nel Mezzogiorno.

Sia nell'ambito del Quadro Comunitario di Sostegno, sia, più di recente, nell'ambito degli Accordi di Programma Quadro e in generale dell'utilizzo dei fondi aggiuntivi nazionali, sono state avviate iniziative di rinnovamento della PA, che oggi consentono per taluni processi di raccogliere primi risultati in termini di crescita della "capacità/competenza" delle Amministrazioni centrali e delle Regioni. Tale processo si

è frequentemente accompagnato, con importanti sinergie, con altri due processi di rafforzamento istituzionale: l'assunzione diretta di responsabilità da parte dei vertici politici regionali e locali in merito alla programmazione e all'uso delle risorse aggiuntive; il coinvolgimento e il rafforzamento a livello locale del partenariato economico e sociale.

Amministrare, gestire, controllare in modo efficiente e motivato

Significativi sono stati i progressi ottenuti nella modernizzazione organizzativa delle Regioni del Mezzogiorno attraverso il meccanismo della riserva di premialità del 6 per cento definita dal QCS 2000-2006, che nel marzo 2003 si è concluso con la assegnazione di premi e sanzioni (cfr. sito del Dipartimento delle Politiche di Sviluppo, www.dps.tesoro.it). Alla luce di ciò, con le delibere CIPE del 3 maggio 2002 e del 9 maggio 2003, è stata disposta l'estensione dei metodi premiali anche nell'ambito dei fondi nazionali per lo sviluppo. Una logica non dissimile è sottesa ai meccanismi previsti nella "regionalizzazione" dei Patti territoriali per l'individuazione delle migliori performance e delle situazioni di sofferenza (cfr. par. IV.5).

Particolare rilievo hanno la qualità e la formazione delle risorse umane della PA. Muovendo dai risultati ottenuti nella costituzione di strutture di valutazione e verifica nelle Regioni e nelle Amministrazioni centrali, si dovrà ora dare rapida attuazione e forte incisività alle attività della "Rete dei nuclei di valutazione e verifica" per rafforzare la diffusione e l'innovatività dei metodi e delle conoscenze. Andrà fatto ulteriore e forte ricorso ai meccanismi premiali e sanzionatori legati all'utilizzo delle risorse aggiuntive, anche per assicurare incrementi di efficienza nella produzione di servizi pubblici di primaria importanza da parte delle Regioni.

La cooperazione istituzionale nell'ambito delle politiche di sviluppo

Le riforme costituzionali in atto hanno nel complesso rafforzato compiti e funzioni delle Regioni e delle Autonomie locali e reso più trasparente l'attribuzione delle responsabilità normative, finanziarie e attuative ai vari livelli di governo, con la permanenza di molte competenze concorrenti, quali, tra le altre, le politiche di sviluppo e di coesione. Il crescente ricorso da parte di Regioni e Amministrazioni centrali allo strumento dell'Accordo di Programma Quadro mostra come la cooperazione verticale e orizzontale – sul piano tecnico per la selezione degli interventi, per l'individuazione

delle risorse finanziarie, ecc - sia indispensabile. E' significativo che le Regioni del Centro Nord ricorrano all'APQ anche quando gli interventi siano finanziati con risorse ordinarie.

Funzioni di diffusione delle conoscenze e di condivisione delle decisioni tra amministrazioni centrali e regionali vengono assolte dal Comitato di Sorveglianza del Quadro Comunitario di Sostegno. E' in quella sede che, ogni sei mesi, con la partecipazione delle parti economiche e sociali, vengono assunte le principali decisioni di indirizzo del programma.

E' necessario dare continuità e permanenza a tutti questi processi.

In luoghi di tradizionale cooperazione tra amministrazioni centrali, quali il CIPE, si è stabilita una rinnovata attitudine al dialogo interistituzionale per procedere alla ripartizione concertata di risorse, alla definizione di regole e di strategie. Il raccordo con la Conferenza Stato-Regioni e con la Conferenza unificata per l'assunzione di decisioni che vedono coinvolti i diversi livelli di governo (come le delibere di riparto dei fondi aree sottoutilizzate) è prassi rodata, che dà alle decisioni finali non solo maggiore consenso, ma più elevato contenuto tecnico e capacità di impatto.

Progettare e realizzare progetti

Già da tempo si è addivenuti alla definizione di regole di programmazione e progettazione con accentuazione della verifica qualitativa sulla fase realizzativa del progetto.

Un obiettivo intermedio di tale linea strategica è consistito nello spostare gradualmente l'attenzione dagli impegni di spesa (come era stato a lungo il caso del QCS 1994-99) alla spesa effettiva sia nei programmi comunitari (QCS 2000-2006) , sia nella programmazione delle risorse aggiuntive nazionali, vengono ora fissati obiettivi di spesa, sottoposti a regolare monitoraggio. In questa direzione va il "Progetto Monitoraggio" approvato dal CIPE nella delibera del 9 maggio 2003 che dovrà trovare forte attuazione. In questa stessa direzione va anche l'attuazione della Legge obiettivo che con il documento allegato al DPEF fissa ora obiettivi di spesa annui, per opera e per area del territorio, al cui rispetto sarà legato il giudizio sull'operato amministrativo e politico.

Valutare e apprendere

Per la costruzione di capacità di valutazione dell'azione pubblica interna alla amministrazione si sono avviati molti processi di sistema e condotte iniziative specifiche.

La collaborazione con l'ISTAT ha consentito di produrre più articolate statistiche territoriali e di ridurre il ritardo nella disponibilità degli indicatori macroeconomici territoriali: oggi, cittadini, imprese e istituzioni possono conoscere le valutazioni ufficiali sull'andamento del PIL regionale con pochi mesi di ritardo sulla fine dell'anno di riferimento; occorrevano quasi tre anni fino a poco tempo fa. L'impegno si è recentemente intensificato al fine di fornire dati ufficiali sui conti territoriali per ripartizioni a soli tre mesi di distanza dalla diffusione del dato nazionale; fino a pochissimo tempo fa, era impossibile per due-tre anni (e poi solo con forte approssimazione) conoscere il riparto territoriale della spesa in conto capitale del Paese e quindi monitorare i risultati delle scelte di politica economica.

Sulla base delle indicazioni della Legge Finanziaria 2003 e delle decisioni del CIPE, dovranno essere sottoposti a valutazione alcuni degli strumenti che assorbono il massimo di risorse per incentivi al fine di assumere decisioni di finanziamento in modo più informato non solo in base all'efficienza finanziaria, ma anche all'efficacia dell'intervento.

Concorrere alla creazione e alla tutela di mercati concorrenziali dei servizi pubblici

Anche grazie all'introduzione di meccanismi premiali (previsti nella riserva del QCS 2000-2006), sono stati raggiunti risultati di rilievo nelle riforme settoriali relative ai servizi idrico integrato e dei rifiuti, con la previsione di meccanismi concorrenziali per la gestione privata su mandato del soggetto pubblico. L'impegno in questa direzione dovrà rafforzarsi.

IV.5 Incentivi, marketing territoriale e credito

Incentivi e strumenti di sviluppo locale nelle aree sotto-utilizzate

Il riordino già avviato nel sistema degli incentivi alle imprese e degli strumenti di sviluppo locale mirerà ad informarli ancora più decisamente ai criteri della selettività, della premialità e della valutazione, che sovrintendono alla generalità delle politiche in favore delle aree sotto-utilizzate. Obiettivo di tale revisione è una generale semplificazione dei regimi di aiuto nell'ottica di migliorarne efficienza ed efficacia.

L'attuazione di questi principi è in piena armonia con l'obiettivo della riduzione degli aiuti di Stato e il loro riorientamento verso finalità di tipo orizzontale (ricerca, innovazione, etc.) cui gli Stati membri si sono impegnati al Consiglio Europeo di Stoccolma. La diminuzione dell'ammontare complessivo degli aiuti in Italia è peraltro già in atto, come documentato dallo "*State Aid Scoreboard*" della Commissione Europea. Il rapporto segnala infatti, negli ultimi anni, una riduzione nel livello complessivo degli aiuti pari allo 0,3 per cento del PIL (da 1,3 a 1 per cento)[8]. I criteri della selettività, della premialità e della valutazione possono ulteriormente agevolare un parziale e graduale "rientro" delle politiche di aiuto[9], con effetti complessivi positivi per il Mezzogiorno.

A fronte di perduranti divari di redditività degli investimenti in diverse aree del Paese, restano tuttavia indispensabili interventi per la compensazione degli svantaggi localizzativi, che saranno tanto più efficaci quanto più risulteranno complementari alle azioni volte al miglioramento del contesto in cui operano i fattori produttivi.

La delibera del CIPE del 9 maggio 2003, recependo anche le sollecitazioni provenienti dalle parti economiche e sociali, ha fissato una ripartizione in tre tipologie dei diversi strumenti di incentivazione presenti nei due Fondi, con l'obiettivo di garantire a ciascuno un finanziamento unitario ed equilibrato:

a) *automatici*, principalmente per ridurre il costo del capitale e del lavoro (credito d'imposta generale e bonus occupazione);

[8] La riduzione è pari allo 0,24 per cento (da 0,61 per cento nel periodo 1997-99 a 0,37 nel periodo 1999-01) se si considerano gli aiuti al netto di agricoltura pesca e trasporti).

[9] Si veda in proposito il "Secondo Memorandum italiano sulla riforma della politica regionale di coesione comunitaria" disponibile sul sito ufficiale del Dipartimento per le Politiche di Sviluppo (www.dps.tesoro.it).

b) *a bando e valutazione*, per compensare le difficoltà di approvvigionamento sul mercato del credito soprattutto delle piccole e medie imprese e delle micro-imprese (bandi 488, prestito d'onore e *franchising*, imprenditorialità giovanile);

c) *discrezionali e negoziali*, volti a rafforzare l'imprenditoria locale o ad attrarre investimenti dall'esterno attivando, con metodi negoziali, accordi in territori predeterminati (contratti di programma e di filiera, Patti territoriali, contratti d'area).

Per quanto riguarda gli strumenti automatici, il riordino promosso dalla Legge Finanziaria 2003 per porre rimedio ai grandi limiti degli strumenti è stato di recente completato, come illustra in dettaglio il Riquadro che segue.

IL CREDITO D'IMPOSTA: INVESTIMENTI ED OCCUPAZIONE

La mancata previsione di un'istanza preventiva nella formulazione originaria dell'art. 8 della L. n. 388/2000, istitutiva del credito di imposta per gli investimenti, ha determinato due gravi conseguenze: l'impossibilità da parte dell'Amministrazione, per l'assenza delle necessarie informazioni, di effettuare una verifica preventiva e successiva sulla veridicità e fondatezza dei crediti richiesti in compensazione; la contemporanea imprevedibilità degli effetti degli stessi sull'economia e sulla finanza pubblica, in assenza di una conosciuta e vincolante tempistica degli investimenti.

A questi limiti si è posto rimedio con adeguati interventi correttivi, introdotti nel corso del 2002, anche sopportando il costo di una temporanea situazione di incertezza. Gli interventi hanno previsto la definizione dei mezzi di copertura, l'obbligo di un'istanza preventiva e uno stringente percorso temporale per l'esecuzione degli investimenti programmati. L'Amministrazione è stata ora messa in grado di effettuare opportuni controlli e verifiche sugli investimenti oggetto delle agevolazioni, in modo da aumentare l'efficacia dello strumento senza alterarne l'automaticità e di assicurare, ove necessario, gli adeguati finanziamenti integrativi.

L'inclusione dello strumento fra le misure agevolative finanziate con i Fondi per le aree sottoutilizzate, oltre a migliorarne l'integrazione e a riequilibrarne l'incidenza, consente inoltre di utilizzare i meccanismi flessibili di allocazione delle risorse propri dei Fondi. Tale possibilità sarà appropriatamente utilizzata per consentire, una volta conclusi i controlli, di corrispondere in tempi ragionevoli ai diritti effettivamente acquisiti dalle imprese.

Per il credito d'imposta per l'occupazione, importanti interventi di ridefinizione hanno dato certezza alle imprese e al lavoro in relazione alla possibilità di favorire le assunzioni aggiuntive, anche negli anni futuri.

Per l'intero territorio nazionale è stata prevista una disponibilità finanziaria annua di 125 Meuro. L'incremento della parte di contributo aggiuntiva (300 euro mensili) specificatamente prevista per le aree del Mezzogiorno (con la contestuale riduzione a 100 euro mensili della quota destinata all'intero territorio nazionale) e la previsione di una riserva di risorse esclusivamente destinate alla copertura di tale contribuzione integrativa ha rafforzato la capacità dello strumento di creare vantaggi di localizzazione nelle aree con maggiore disponibilità di forza lavoro inoccupata.

Per la copertura della contribuzione integrativa il CIPE, garantendo un importo superiore all'impegno minimo assunto nella dichiarazione del 31 ottobre 2002, ha assegnato risorse per 350, 600 e 850 milioni di euro rispettivamente per il 2003, per il 2004 e per il 2005, un analogo livello di disponibilità dovrà essere assicurato per l'anno 2006.

Con la regionalizzazione dei Patti territoriali, questi sono passati sotto la diretta responsabilità delle Regioni, che potranno indirizzarne le scelte in modo coerente con altri strumenti di sviluppo locale, quali ad esempio i PIT. Un primo studio condotto su un numero ristretto di Patti territoriali con buona capacità di spesa ha consentito di verificare che tale strumento, in presenza di condizioni di elevata concertazione, forte competenza tecnica e leadership politica, può produrre effetti positivi sul contesto. La regionalizzazione è stata accompagnata dall'introduzione di criteri di selettività che saranno ora estesi a tutte le esperienze pattizie. I Patti territoriali vengono così valutati secondo indicatori di performance che esprimono, sia la qualità della selezione originaria delle iniziative incluse, sia la capacità di queste ultime di realizzare gli investimenti. E' previsto un definanziamento per i patti che, trascorso un biennio dalla disponibilità delle risorse pubbliche, non avranno erogato almeno il 25 per cento delle risorse o avviato almeno il 50 per cento delle iniziative.

Con questo recupero di un ruolo pieno di indirizzo da parte delle Regioni, gli strumenti di sviluppo locale in senso stretto come Patti territoriali e PIT, che si caratterizzano per la concertazione con le parti private, potranno meglio operare per la produzione di beni collettivi; gli incentivi a singole imprese potranno sempre più avere un ruolo minoritario e sussidiario; le Regioni potranno concentrarsi sulla fornitura di servizi di rete (comunicazioni, azioni di sistema per il commercio, il turismo e l'industria, etc.) congruenti e necessarie per il successo dei progetti locali.

Nell'ambito degli strumenti discrezionali e negoziali, la prospettiva dei contratti di programma dipende dall'esito dell'analisi valutativa chiesta dal CIPE al Ministero delle Attività Produttive e dai risultati del Progetto Pilota sulla localizzazione produttiva di cui al paragrafo che segue. Quanto ai contratti d'area, che vedono un tasso di realizzazione finanziaria assai modesta (30 per cento circa) il processo di valutazione e riordino dovrà estendersi urgentemente anche a essi.

Per quanto riguarda gli strumenti a bando e valutazione, essi dovranno essere sottoposti a un riordino che dia maggiore certezza alle imprese, preveda un ruolo nuovo delle banche. Importanti indicazioni potranno venire dall'Indagine conoscitiva sul

sistema industriale italiano della Commissione Attività Produttive della Camera dei Deputati e dalla riforma prevista a livello comunitario che mira a privilegiare gli aiuti alle piccole e medie imprese per attività di ricerca e di innovazione.

Marketing Territoriale e contratto di localizzazione

Fino ad oggi l'Italia nel suo complesso ha captato una quota degli Investimenti diretti esteri assai ridotta (1,3 per cento del PIL nel 2001, la quota più bassa dell'intera area UE[10]) e il Mezzogiorno ha ottenuto su questo terreno risultati ancor meno lusinghieri. Tuttavia in questa area del Paese esistono sistemi economici locali che competono anche in modo aggressivo sui mercati internazionali,[11] spesso offrendo riconoscibili vantaggi localizzativi. Un efficace piano di marketing territoriale impone dunque un mutamento di prospettiva ed una concentrazione degli sforzi sui "Mezzogiorni" dove massima è la possibilità di valorizzazione.

E' quanto mira a fare il programma operativo di marketing territoriale e il parallelo avvio del Progetto Pilota di Localizzazione, entrambi affidati alla responsabilità di Sviluppo Italia.

In particolare il contratto di localizzazione, che sarà avviato in via sperimentale e sottoposto a dicembre alla valutazione del Cipe, costituirà un test per affiancare alla componente classica di sussidio il completamento dell'infrastrutturazione materiale e immateriale dell'area prescelta e l'assunzione di azioni per dare celerità all'azione amministrativa. L'Accordo di Programma Quadro, nel quale si sostanzia il contratto di localizzazione, è lo strumento che darà cogenza e verificabilità all'intervento.

Credito

La perdurante difficoltà nell'approvvigionarsi sul mercato dei capitali da parte delle imprese meridionali, soprattutto di piccole dimensioni, è testimoniata dalle attuali condizioni del mercato del credito nel Mezzogiorno.

Dalla seconda metà degli anni '90, le banche operanti nel Mezzogiorno hanno mostrato una tendenza al contenimento dei costi, al miglioramento della qualità dell'attivo e della redditività del capitale. Tale riorganizzazione, generalmente orientata alla "rete" e alla raccolta e comportando per converso un accentramento delle funzioni *corporate*, non ha favorito il rafforzamento dei rapporti fiduciari tra banca e impresa.

[10] *World Investment Report* 2002

[11] Confronta Riquadro su SLL e Rapporto ICE 2001-2002.

Gli effetti del riassetto del sistema bancario meridionale non sembrano ancora esplicarsi in una significativa riduzione dei divari di trattamento esistenti tra le imprese localizzate nelle regioni meridionali e quelle del Centro-Nord. Il differenziale nei tassi di interesse, stimato nell'ordine di 1,6 punti percentuali, secondo studi recenti potrebbe essere imputato per 0,7 punti al maggiore peso nel Mezzogiorno delle piccole imprese e dei prenditori individuali e alle caratteristiche settoriali delle imprese affidate; e per 0,9 punti a un'effettiva maggiore rischiosità ascrivibile a diseconomie esterne[12].

Peraltro nel corso degli ultimi anni, le sofferenze nel Mezzogiorno si sono ridotte drasticamente: tra il marzo 1998 e il dicembre 2002, il rapporto tra sofferenze e impieghi relativo ai prestiti concessi alle società non finanziarie e alle famiglie produttrici si è pressoché dimezzato (dal 27,3 per cento al 14,7 per cento), benché rimanga molto significativa la distanza con i valori dello stesso indicatore nel Centro-Nord, passato dall'8,4 per cento del 1998 al 4 per cento del 2002.

Il grado di finanziarizzazione dell'economia meridionale appare comunque assai modesto, come testimoniato dal livello degli impieghi alle società non finanziarie e alle famiglie produttrici rispetto al PIL, dove il divario fra le due aree del Paese è molto forte (ancorchè in parte spiegato dalla più alta quota di sofferenze del Sud, non incluse nel numeratore) (cfr. figura IV. 2.).

[12] Panetta F. , *Evoluzione del sistema bancario e finanziamento dell'economia nel Mezzogiorno,* Banca d'Italia Temi di discussione n. 467, marzo 2003

Figura IV.2 - Impieghi alle società non finanziarie e alle famiglie produttrici e PIL nel Mezzogiorno e nel Centro Nord

(incidenza sul PIL a prezzi correnti)


60
50
40
30
20
10
0
48,5
52,4
53,8
55,0
32,0
27,2
26,6
26,9
1999
2000
2001
2002
Mezzogiorno
Centro-Nord

Fonte: elaborazioni su Banca d'Italia (Base informativa pubblica) e Istat.

Si tratta in sintesi di un quadro complesso, le cui criticità il Governo intende affrontare promuovendo: l'aggregazione, la capitalizzazione, l'organizzazione e il ruolo dei consorzi di garanzia fidi; il riequilibrio (anche attraverso fondi di garanzia e altre forme di ingegneria finanziaria) della struttura finanziaria delle imprese (riduzione dell'incidenza dei debiti a breve a fronte di un più corretto ricorso al medio/lungo termine), nonché la promozione del capitale di rischio; la condivisione, tra banche e imprese, dei benefici connessi alla riduzione di asimmetria informativa scaturente dal coinvolgimento degli istituti di credito nelle istruttorie delle agevolazioni pubbliche; un più ampio ricorso a *mix* di aiuti che comprendano interventi sotto forma di mutuo.

V – UN ACCORDO PER RIFORME, COMPETITIVITA', SVILUPPO ED EQUILIBRIO FINANZIARIO

Dal quadro che emerge dai capitoli precedenti, risultano evidenti gli effetti del ciclo economico internazionale ed europeo e il loro impatto sull'economia italiana.

Il quadro di finanza pubblica è conseguentemente complesso, tanto per effetto delle minori prospettive di crescita, quanto per effetto delle regole concordate in sede europea, regole che prevedono una riduzione annuale del *deficit* strutturale pari allo 0,5 per cento del PIL.

Questa è la logica che sta alla base dei quadri di finanza pubblica contenuti in questo DPEF. Il Governo è consapevole della necessità di garantire il massimo di stabilità finanziaria, su cui basare una strategia di sviluppo.

Il Patto per l'Italia è stato fondamentale per la definizione e la difesa dei grandi interessi del Paese. Occorre continuare su questa strada, confermando e realizzando gli impegni sottoscritti, individuando nuovi obbiettivi di sviluppo che, una volta realizzati, potranno rendere meno stringenti gli stessi vincoli finanziari. Anche il recente "Patto per la competitività" siglato da CGIL, CISL, UIL e Confindustria dimostra la possibilità di trovare ampie convergenze lungo questa strada. È evidente che il punto di arrivo deve essere un "Accordo per Riforme, Competitività, Sviluppo ed Equilibrio finanziario " che coinvolga tutte le forze sociali e produttive e tutti i livelli istituzionali, per definire le priorità e individuare le risorse necessarie per farvi fronte.

Di nuovo si ripresenta il legame tra riforme strutturali e sviluppo, perché le riforme strutturali consentono di creare maggiori risorse e garantiscono quella credibilità che costituisce la migliore garanzia per la sostenibilità di medio e lungo periodo delle finanze pubbliche.

Occorrono un serio dialogo sociale, un forte atto di responsabilità da parte di tutte le forze sociali e dei vari livelli istituzionali anche tenuto conto di quanto previsto nelle intese interministeriali del 20 giugno 2002 e nella legge 131/2003 per coniugare riforme, competitività e sviluppo.

Prima dell'inizio della sessione di bilancio, il Governo aprirà dunque un "Tavolo" di confronto con le parti sociali e le autonomie locali, che si articolerà in tavoli settoriali

dedicati ai singoli problemi, per arrivare alla definizione di questo "Accordo" che dovrà essere posto alla base della prossima legge finanziaria.

Questo DPEF rappresenta dunque l'avvio di un percorso, alla fine del quale saranno individuate le priorità necessarie per coordinare riforme, sviluppo, competitività e risorse finanziarie.

Alcune di queste linee di indirizzo sono state individuate nei programmi delle singole Amministrazioni, programmi che saranno posti a base dell'apertura del confronto sociale ed istituzionale.

I temi da discutere sono:

- la definizione di una nuova politica industriale ed energetica per incrementare la competitività del Paese, promuovere la maggiore dimensione e la internazionalizzazione delle imprese, consolidare il tessuto delle piccole e medie imprese, accrescere gli investimenti interni e la forza di attrazione di quelli esteri, garantire la sicurezza degli approvvigionamenti energetici, diversificandone le fonti ed abbattendone i differenziali di costo;

- la realizzazione di infrastrutture (trasporti e logistica, telecomunicazioni, sistemi idrici) per collegarci con il resto dell'Europa e ridurre progressivamente tanto il differenziale tra il nostro e gli altri paesi europei, quanto i differenziali esistenti tra le diverse parti del territorio nazionale;

- l'attuazione delle linee guida per la politica scientifica e tecnologica, assicurando il sostegno finanziario e normativo all'innovazione ed alla ricerca sia pubblica che privata, valorizzando il ruolo dell'Università per il raggiungimento degli obiettivi prioritari: aumento del numero dei laureati, riduzione dei tempi per il conseguimento della laurea, maggiore occupabilità dei laureati;

- la valorizzazione delle risorse ambientali, turistiche, culturali e delle potenzialità produttive delle filiere agro-alimentari, anche al fine dello sviluppo diffuso ed equilibrato del territorio, della crescita qualitativa delle produzioni e della tutela del consumatore e dell'integrazione tra salvaguardia ambientale e promozione dell'occupazione;

- la finalizzazione ed il pieno ed effettivo utilizzo delle risorse per le aree sottoutilizzate - con particolare riferimento a quelle del Mezzogiorno - previste dai fondi unici per lo sviluppo assegnati alla responsabilità del CIPE nonché di quelle direttamente attinenti alle responsabilità dei governi locali;

- la graduale attuazione della legge di riforma dell'istruzione e della formazione professionale, per garantire l'effettività del diritto allo studio ed il miglioramento quantitativo e qualitativo delle opportunità di occupazione e della condizione giovanile;

- il sostegno alle pari opportunità secondo il principio del *main streaming*, il contrasto alle discriminazioni e promozione dell'inclusione sociale, politiche per incrementare la presenza delle donne nel mercato del lavoro favorendo la conciliazione famiglia-lavoro.

- il miglioramento delle condizioni di sicurezza internazionale ed interna, quale fattore di sviluppo, al fine di governare i flussi di immigrazione e contrastare la criminalità organizzata e ogni altra forma di illegalità anche attraverso l'adeguamento delle risorse a disposizione delle forze dell'ordine;

- l'accelerazione del processo di modernizzazione della pubblica amministrazione, grazie anche al ricorso alle nuove tecnologie informatiche, finalizzando la certezza della contrattazione ai miglioramenti di produttività;

- la riforma del *welfare* al fine di garantire una maggiore equità sociale, sia in termini di distribuzione territoriale ed intergenerazionale, che in termini di rispetto del principio di sussidiarietà orizzontale, con particolare riferimento ai valori della famiglia e della solidarietà;

- il miglioramento del Servizio Sanitario Nazionale e della protezione della salute.

CAPITOLO VI

APPENDICE STATISTICA

VI – APPENDICE STATISTICA

Allegato 1:
Programma infrastrutture strategiche: Opere potenzialmente attivabili nel periodo 2004-2007

	Nuove opere 2003	Nuove opere 2004	Nuove opere 2005	Nuove opere 2006	Totale
Nordovest					
Totale complessivo	481	1558	2778	2266	7083
Asse Est Ovest Lione Budapest	481	240	2278	1816	4815
Lombardia	481	40	1175	965	2661
Lombardia Veneto		200	150		350
Piemonte			773	830	1603
Valle d'Aosta			180	21	201
Asse Rotterdam Genova Palermo		1318	500	450	2268
Liguria		1118	500	450	2068
Lombardia Liguria		200			200
Nordest					
Totale complessivo	230	737	3662	1527	6156
Asse Est Ovest Lione Budapest		470	1979	950	3399
Friuli Venezia Giulia		200	879	400	1479
Veneto		270	600	300	1170
Veneto Emilia Romagna			500	250	750
Asse Nord Sud Berlino Napoli Palermo	230	267	500	300	1297
Emilia Romagna	230	267			497
Provincia Autonoma di Bolzano			500	300	800
Connessione Asse Nord Sud e Asse Rotterdam Genova Palermo			220		220
Emilia Romagna, Veneto			220		220
Asse Nord Sud e Asse Est Ovest			330	200	530
Emilia Romagna			330	200	530
Connessione tra Asse Nord Sud e Asse Est Ovest			33	77	110
Emilia Romagna			33	77	110
Altro			600		600

141

Centro					
Totale complessivo	25	2199,46	2806	1940	6970
Asse Nord S d Berlino Napoli Palermo	11	741	1426	610	2787
Lazio	11	741	1063	310	2124
Lazio Toscana			150	300	450
Toscana			213		213
Assi di connessione tra il Tirrenico e l'Adriatico	14	1355	780	520	2669
Umbria	14	520	105		639
Umbria Marche		300	425	400	1125
Lazio Umbria		135			135
Marche Toscana		400	200		600
Lazio			50	120	170
Corridoio n°8 Bari Mar Nero		103	600	810	1513
Marche		103			103
Lazio Marche			100	110	210
Lazio Umbria Marche Emilia Romagna			500	700	1200
Mezzogiorno					
Totale complessivo	90,16	4573,55	3873,95	3222,75	11760,41
Asse Nord Sud Berlino Napoli Palermo	85,16	3097,8	2387,95	2038,75	7609,66
Basilicata Calabria		2622,8			2622,8
Calabria	76,16				76,16
Campania		342,6	860	657,8	1860,4
Campania Basilicata Calabria			120	150	270
Sicilia	9	132,4	1407,95	1230,95	2780,3
Asse Rotterdam Genova Palermo		200	200	200	600
Sardegna		200	200	200	600
Connessione tra Asse Nord Sud e Corridoio Adriatico		64,3	356	294	694,3
Abruzzo		64,3			64,3
Basilicata Campania Puglia			57	133	190
Campania			230		230
Molise Campania			69	161	210
Corridoio n°8 Bari Mar Nero	5	911,45	530	390	1836,45
Abruzzo		51,65			51,65
Puglia	5	501,69	180	100	786,69
Puglia Basilicata		175,8			175,8
Puglia Basilicata Calabria		182,31	350	290	822,31
Schemi idrici		300	400	300	1000

142

Italia					
Totale Italia	755	8881	13599	8725	31952

[1] Per la metodologia di individuazione degli interventi e per una analisi cfr. il documento predisposto dal Ministero delle Infrastrutture e dei Trasporti.

N.B: La differenza tra risorse disponibili e risorse necessarie per lo sviluppo ed il completamento del piano dovrà essere colmata compatibilmente con l'equilibrio di finanza pubblica, anche attivando fondi europei e fondi privati, come previsto dal piano europeo di azione per la crescita.